     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 30, 1998


                                                      REGISTRATION NO. 333-49555
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          WESTERN WIRELESS CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                      WASHINGTON                                               91-1638901
            (STATE OR OTHER JURISDICTION OF                                 (I.R.S. EMPLOYER
            INCORPORATION OR ORGANIZATION)                               IDENTIFICATION NUMBER)

                             2001 NW SAMMAMISH ROAD
                           ISSAQUAH, WASHINGTON 98027
                                 (425) 313-5200
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              ALAN R. BENDER, ESQ.
                     SENIOR VICE PRESIDENT, GENERAL COUNSEL
                          WESTERN WIRELESS CORPORATION
                             2001 NW SAMMAMISH ROAD
                           ISSAQUAH, WASHINGTON 98027
                                 (425) 313-5200
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:

                G. SCOTT GREENBURG, ESQ.                                 ALISON S. RESSLER, ESQ.
                  GARY J. KOCHER, ESQ.                                     SULLIVAN & CROMWELL
               PRESTON GATES & ELLIS LLP                                        SUITE 1200
                  5000 COLUMBIA CENTER                                   444 SOUTH FLOWER STREET
                    701 FIFTH AVENUE                                  LOS ANGELES, CALIFORNIA 90071
               SEATTLE, WASHINGTON 98104                                      (213) 955-8000
                     (206) 623-7580

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

  As soon as practicable after this Registration Statement becomes effective.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED APRIL 30, 1998

                               11,000,000 SHARES

                                      LOGO
                          WESTERN WIRELESS CORPORATION

                              CLASS A COMMON STOCK
                            (NO PAR VALUE PER SHARE)
                             ---------------------

     Of the 11,000,000 shares of Class A Common Stock offered, 9,500,000 shares are being offered hereby in the United States and 1,500,000 shares are being offered in a concurrent international offering outside the United States (together, the "Offerings"). The public offering price and the aggregate underwriting discount per share are identical for both Offerings. See "Underwriting."

     All of the shares of Class A Common Stock offered are being sold by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of the shares being sold hereby. See "Principal and Selling Shareholders."

     The Company has two classes of authorized Common Stock, Class A Common Stock and Class B Common Stock. The holders of Class A Common Stock have identical rights to holders of Class B Common Stock, except that holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to ten votes per share. See "Description of Capital Stock."

     SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE CLASS A COMMON STOCK OFFERED HEREBY.


     The Class A Common Stock is traded on the Nasdaq Stock Market under the symbol WWCA. On April 29, 1998 the last reported sale price of the Class A Common Stock was $19 15/16 per share. See "Price Range of Class A Common Stock and Dividend Policy."


                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
               UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

                                             INITIAL PUBLIC             UNDERWRITING          PROCEEDS TO SELLING
                                             OFFERING PRICE             DISCOUNT(1)             SHAREHOLDERS(2)
                                        ------------------------  ------------------------  ------------------------
Per Share.............................             $                         $                         $
Total(3)..............................             $                         $                         $

---------------
(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting estimated expenses of $25,000 payable by the Selling Shareholders. Estimated expenses of $160,000 will be paid by the Company.

(3) Certain of the Selling Shareholders have granted the U.S. Underwriters an option for 30 days to purchase up to an additional 1,425,000 shares of Class A Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, such Selling Shareholders have granted an over-allotment option with respect to an additional 225,000 shares as part of the concurrent international offering. If such options are exercised in full, the total initial public offering price, underwriting discount and proceeds to Selling Shareholders
    will be $          , $          and $          , respectively. See
    "Underwriting."
                             ---------------------

     The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York on
or about May   , 1998, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
                    DONALDSON, LUFKIN & JENRETTE
                       SECURITIES CORPORATION

                                      MERRILL LYNCH & CO.

                                                    SALOMON SMITH BARNEY
                             ---------------------

                  The date of this Prospectus is May   , 1998.

                                      LOGO

                             AVAILABLE INFORMATION

     Western Wireless Corporation (the "Company" or "Western Wireless") is subject to the reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and files reports and other information with the Securities and Exchange Commission (the "Commission") in accordance therewith. Such reports, proxy statements, and other information filed by Western Wireless are available for inspection and copying at the public reference facilities of the Commission at 450 Fifth Street, NW, Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including Western Wireless, that file electronically with the Commission. The Class A Common Stock, no par value per share (the "Class A Common Stock"), is traded as "National Market Securities" on the Nasdaq Stock Market. Material filed by Western Wireless can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, NW, Washington, D.C. 20006.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") that Western Wireless has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to the Registration Statement and related exhibits thereto for further information with respect to Western Wireless and the securities offered hereby. Any statements contained herein concerning the provisions of any documents filed as exhibits to the Registration Statement or otherwise filed with the Commission or incorporated by reference herein are not necessarily complete, and, in each instance, reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

     Western Wireless(R) and VoiceStream(R) are registered service marks and "Telewaves" is a trademark of the Company. CELLULAR ONE(R) is a registered service mark of Cellular One Group.
                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERINGS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed with the Commission by Western Wireless (Commission File No. 0-28160) are incorporated by reference in this Prospectus:

          1. The Company's Annual Report on Form 10-K for the year ended December 31, 1997.


          2. The Company's Current Reports on Form 8-K, filed February 18, 1998, February 23, 1998, April 6, 1998 and April 23, 1998.



          3. The description of the Class A Common Stock and the Class B Common Stock, no par value per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), of Western Wireless which is incorporated by reference in the Form 8-A dated April 8, 1996, filed by the Company pursuant to the Exchange Act (which incorporates the description contained in the registration statement of Western Wireless filed on Form S-1, Commission file No. 333-2432).


     All documents filed by Western Wireless pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such document. Any statement contained herein or in a document all or a portion of which is incorporated or deemed incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Western Wireless hereby undertakes to provide without charge to each person to whom this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any and all of the foregoing documents incorporated herein by reference (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Written or telephone requests should be directed to Investor Relations Department, Western Wireless Corporation, 2001 NW Sammamish Road, Issaquah, Washington, 98027, at telephone number (425) 313-5200.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the consolidated financial statements and the notes thereto appearing elsewhere in this Prospectus. All share and per share data in this Prospectus assumes no exercise of the Underwriters' over-allotment options. Unless otherwise noted, references to "Western Wireless" or the "Company" include Western Wireless Corporation and its direct and indirect subsidiaries, including Western PCS Corporation and its direct and indirect subsidiaries("Western PCS"). In February 1998, Western PCS issued and sold 19.9% of its outstanding capital stock to a subsidiary of Hutchison Telecommunications Limited. Unless the context otherwise requires, when used herein with respect to a licensed area, "persons" and "population" are interchangeable and refer to the aggregate number of persons located in such licensed area, and "pops" refers to the number of such persons in a licensed area multiplied by a company's ownership interest in the license for such licensed area. Persons, population and pops data are estimated for 1998 based upon 1997 estimates by Equifax Marketing Decision Systems, Inc. ("Equifax") adjusted by the Company by applying Equifax's growth factors from 1995 to 1997 to the 1990 U.S. Census Bureau population figures, unless otherwise specified.

                                  THE COMPANY

     Western Wireless provides wireless communications services in the western United States. The Company owns an aggregate of 199 cellular and personal communications services ("PCS") licenses for a geographic area covering approximately 68.0 million persons (counting only once those persons that may be served by both cellular and PCS systems owned by the Company). In addition, Western Wireless is a partner in ventures owning 25 PCS licenses for a geographic area covering approximately 15.5 million persons (some of which overlap license areas owned by the Company). Western Wireless' combined cellular and PCS licenses, together with licenses held by the ventures in which it is a partner, cover approximately 59% of the land in the continental United States. In its consolidated cellular and PCS markets, the Company served 648,600 subscribers at December 31, 1997.

     The Company operates its cellular systems under the CELLULAR ONE brand name. It holds 88 cellular licenses and operates cellular systems in 72 Rural Service Areas ("RSAs") and 16 Metropolitan Statistical Areas ("MSAs") with an aggregate population of approximately 7.5 million persons. The Company's cellular systems cover over 95% of such population. In its consolidated cellular markets, the Company served approximately 520,000 subscribers at December 31, 1997.

     The Company operates its PCS systems under its proprietary VoiceStream brand name and, through Western PCS, holds an 80.1% interest in 111 broadband PCS licenses covering approximately 64.2 million persons. The Company operates PCS systems in seven Major Trading Areas ("MTAs") -- Honolulu, Salt Lake City, El Paso/Albuquerque, Portland, Oklahoma City, Des Moines/Quad Cities and
Denver -- covering an aggregate population of approximately 20.2 million persons. The Company obtained 96 of its broadband PCS licenses for Basic Trading Areas ("BTAs") in the Federal Communications Commission's ("FCC") 1997 D and E Block auctions and acquired an additional eight PCS licenses for BTAs through an acquisition; it has not yet commenced operations in any of such BTA markets. Cook Inlet Western Wireless PV/SS PCS, L.P. ("Cook Inlet PCS"), a partnership in which the Company holds a 49.9% limited partnership interest, owns broadband PCS licenses in 21 BTAs, including seven that were acquired in the FCC's F Block auction in 1997. Cook Inlet PCS initiated service using the VoiceStream brand name in the Tulsa, Oklahoma BTA in June 1997. Through a joint venture, PCS service is available under the VoiceStream brand name in the Wichita, Kansas BTA market. In its PCS markets, the Company uses the internationally-proven Global System for Mobile Communications ("GSM") technology as the network standard. GSM is the leading digital wireless standard worldwide, with systems operating in approximately 109 countries, including the United States, and serving over 80 million subscribers. In its consolidated PCS markets, the Company served approximately 128,600 subscribers at December 31, 1997.

     Western Wireless is also engaged in activities related to its principal wireless communications business. The Company has interests in entities which own wireless licenses in certain foreign countries, including Ghana, Iceland and the Republics of Latvia and Georgia. During 1997, the ventures in Latvia and Georgia commenced operations. In addition, the Company has interests in entities which have made wireless license applications in certain other foreign countries. Finally, the Company operates paging systems in eight western states and at December 31, 1997 served 31,900 paging customers.

STRATEGY

     The Company's principal focus is on the operation of wireless communications systems in the western United States. The Company believes that cellular is the optimum technology for rural, less densely populated areas where it can provide service on the most cost-effective basis, and that PCS is the optimum technology for more densely populated urban areas where analog cellular systems are more expensive to deploy and face potential capacity constraints. The Company's acquisition of PCS licenses has enabled it to significantly expand both its customer base and geographic coverage and to offer enhanced wireless communications services. The Company's focus with its PCS licenses has been, and will continue to be, to commence operations in the most densely populated areas within its PCS systems.

     The Company's operating strategy is to (i) construct and commence operations with high quality systems and extensive coverage in rural areas with its cellular systems and in urban areas with its PCS systems; (ii) continue to expand its operations through increased subscriber growth and usage; (iii) utilize its centralized management and back office functions to support the needs of its subscribers, thereby further improving operating efficiencies and generating greater economies of scale; and (iv) strategically acquire cellular and PCS properties. The Company is implementing its strategy by continuing to build its PCS systems, offering a wide range of products and services at competitive prices, continually upgrading the quality of its network, establishing strong brand recognition, creating a strong sales and marketing program tailored to local markets and providing a superior level of customer service.

     The Company plans to continue to take advantage of opportunities to enter new geographic markets, including international ventures. The Company also plans to offer services as a Competitive Local Exchange Carrier (CLEC) in select markets.

CELLULAR OPERATIONS

     The Company operates cellular systems in 72 RSAs and 16 smaller MSAs, and generally owns 100% of each of its cellular licenses. In such rural markets, the Company believes that its analog cellular systems, which can cover large geographic areas with relatively few cell sites, provide the optimum cost efficient wireless service technology. In contrast, PCS technology requires more closely located cell sites to broadcast over extended geographic areas. Accordingly, PCS service will be less efficient and more expensive to deploy in rural markets than cellular service, making it likely that PCS competitors will delay or avoid entry into such markets.

     The Company has experienced rapid growth of its cellular operations during the last three years. The number of the Company's cellular subscribers grew to 520,000 at December 31, 1997 from 112,800 at December 31, 1994. Service (subscriber, roamer and other) revenues grew to $290.5 million in 1997 from $55.6 million in 1994 and operating income from cellular operations before interest, taxes and depreciation and amortization increased to $103.9 million in 1997 from $2.1 million in 1994. The Company believes these results reflect the strong demand for wireless services in its markets, the success of its marketing strategy and its management capabilities. See "Risk Factors," "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company believes based upon its experience that several attributes of RSAs and small MSAs make such markets inherently attractive. Such attributes include high subscriber growth rates, population bases of customers with substantial needs for wireless communications, the ability to cover larger geographic areas with fewer cell sites than is possible in urban areas and less competition.

     The Company offers its subscribers high quality cellular communications, as well as several custom calling services, such as call forwarding, call waiting, conference calling, voice message storage and retrieval and no-answer transfer. The Company provides extended regional and national service to cellular subscribers in its markets, through its membership in North American Cellular Network ("NACN"), thereby allowing them to make and receive calls while in other cellular service areas without dialing special access codes. NACN is the largest wireless telephone network system in the world, linking non-wireline cellular operators throughout the United States, Canada, Puerto Rico and the Virgin Islands.

     The Company has roaming arrangements with virtually every cellular carrier in North America. The Company also has roaming arrangements with certain cellular carriers in areas adjacent to the Company's markets that provide the Company's customers attractive rates when roaming in these surrounding areas. In addition, the Company has roaming arrangements with several PCS service providers, including Sprint Spectrum L.P. ("Sprint Spectrum"), AT&T Wireless Services, Inc. ("AT&T Wireless"), AirTouch Cellular Communications, Inc. ("AirTouch"), Southwestern Bell Mobile Systems ("Southwestern Bell") and PCS PrimeCo. L.P. ("PrimeCo"), that allow their customers to roam in the Company's cellular markets with dual-mode handsets.

PCS OPERATIONS

     Through Western PCS, the Company holds an 80.1% interest in 111 PCS licenses, covering approximately 64.2 million persons. The Company operates PCS systems in the Honolulu, Salt Lake City, El Paso/Albuquerque, Portland, Oklahoma City, Des Moines/Quad Cities and Denver MTAs, and is constructing the initial phase of its PCS systems in the Seattle-Tacoma, Phoenix and Tucson BTAs. The Company has not yet finalized its construction plans for all of the licenses purchased in the D and E Block auctions. Cook Inlet PCS provides service in the Tulsa, Oklahoma BTA utilizing the VoiceStream brand name, and is in the planning stage of developing a PCS system in the Spokane BTA. Through joint ventures, PCS services are offered or will be offered under the VoiceStream brand name in the Wichita, Kansas BTA with Omnipoint Corp. and certain BTAs in Iowa with Iowa Network Services.

     The Company has experienced rapid growth of its PCS operations since inception in February 1996. During such period, the number of the Company's PCS subscribers grew to 128,600 at December 31, 1997 and service (subscriber, roamer and other) revenues grew to $52.6 million for 1997. The Company believes these results reflect the strong demand for wireless services in its markets, the success of its marketing strategy and its management capabilities. See "Risk Factors," "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company believes its PCS service offerings are broader than those generally offered by cellular systems in the Company's PCS markets. PCS service offerings include all of the services typically provided by cellular systems, as well as paging, caller identification, text messaging, smart cards, voice mail, over-the-air activation and over-the-air subscriber profile management.

     The Company's goal is to achieve significant market penetration by aggressively marketing competitively priced PCS services under its proprietary VoiceStream brand name, offering enhanced services not generally provided by cellular operators and providing superior customer service. In addition, the Company is well-positioned to be a low-cost provider of PCS services by taking advantage of the existing business infrastructure, including centralized management, marketing, billing and customer service functions, and by focusing on efficient customer acquisition and retention.

     The Company's experience is that PCS technology is better suited to urban areas than rural areas. PCS cell sites operate at a higher frequency than cellular cell sites and, therefore, typically have a smaller coverage area. Unlike rural areas, wireless systems in urban areas require substantial frequency "reuse" to provide high capacity. PCS systems allow for comparatively higher frequency reuse as compared to both digital and analog cellular systems, and as a result provide higher capacity, and resultant cost advantages, in urban areas.

     The Company selected GSM as the digital standard for its PCS system because the Company believes it has significant advantages over the other competing digital standards, including the experience of years of proven operability in Europe and Asia, enhanced features and an open system architecture that will allow the Company to choose from a variety of equipment options and providers. GSM is the leading digital wireless standard in the world, with over 80 million customers in 109 countries.

     The Company has entered into roaming agreements with substantially all of the licensees that have chosen to deploy the GSM standard in their PCS markets in the United States which will provide for roaming by the Company's PCS subscribers into these carriers' PCS markets, and vice versa, when such systems are operational. The Company also has over 70 reciprocal roaming agreements with a variety of international carriers who have chosen to deploy the GSM standard.

RECENT DEVELOPMENTS; INVESTMENT IN WESTERN PCS


     For the quarter ended March 31, 1998, the Company had total revenues of $120.5 million, a net loss of $64.1 million and a basic loss per share of $0.85 compared to total revenues of $71.6 million, a net loss of $55.2 million and a basic loss per share of $0.79 for the quarter ended March 31, 1997. The Company had 711,700 total wireless subscribers as of March 31, 1998, which consisted of 547,100 cellular subscribers and 164,600 PCS subscribers, compared to 400,200 wireless subscribers as of March 31, 1997, which consisted of 351,200 cellular subscribers and 49,000 PCS subscribers. Total revenues for cellular and PCS, respectively, were $90.6 million and $29.9 million for the quarter ended March 31, 1998 versus $60.3 million and $11.3 million, respectively, for the quarter ended March 31, 1997.


     In October 1997, the Company entered into an agreement with Hutchison Telecommunications Limited ("HTL") and a subsidiary of HTL pursuant to which the HTL subsidiary agreed to purchase approximately 5.1% of the outstanding Common Stock of the Company for a purchase price of $74.3 million. This transaction closed in November 1997. The proceeds from the sale of the Common Stock were used to reduce amounts outstanding under the Company's revolving credit facility.

     The Company and Western PCS also entered into an agreement with HTL and another HTL subsidiary pursuant to which the HTL subsidiary purchased, in February 1998, newly issued shares of stock of Western PCS constituting 19.9% of the outstanding capital stock of Western PCS for an aggregate purchase price of $248.4 million (the "HTL Investment"). Western PCS is the Company's subsidiary that holds substantially all of the Company's PCS assets. Until the sale of stock to the subsidiary of HTL, Western PCS had been a 100% owned subsidiary of the Company. Approximately $135 million of the net proceeds will be used by Western PCS for the continued build-out of its PCS systems during 1998. The remainder of the proceeds was paid to the Company as a repayment of advances made to Western PCS and was used by the Company, in turn, to reduce amounts outstanding under its revolving credit facility.

     Western Wireless is a Washington corporation. Its principal executive offices are located at 2001 NW Sammamish Road, Issaquah, Washington, 98027, and its telephone number is (425) 313-5200.

                                 THE OFFERINGS

Class A Common Stock offered by the Selling
  Shareholders(1)
  U.S. Offering..................................  9,500,000 Shares
  International Offering.........................  1,500,000 Shares
     Total.......................................  11,000,000 Shares
Common Stock to be outstanding after the
  Offerings:
  Class A Common Stock(2)(3).....................  33,871,401 Shares
  Class B Common Stock(2)(3).....................  41,946,762 Shares
     Total(2)(3).................................  75,818,163 Shares
Voting Rights....................................  The holders of Class A Common Stock have identical rights to holders of Class B Common Stock, except
                                                   that holders of Class A Common Stock are entitled
                                                   to one vote per share and holders of Class B Common
                                                   Stock are entitled to ten votes per share. See
                                                   "Description of Capital Stock."
Use of Proceeds..................................  The Company will not receive any of the proceeds from the sale of the shares in the Offerings. See
                                                   "Use of Proceeds."
Nasdaq Stock Market Symbol.......................  WWCA

---------------
(1) Assumes no exercise of the Underwriters' over-allotment options to purchase up to an additional 1,650,000 shares of Class A Common Stock from certain of the Selling Shareholders. See "Underwriting."

(2) Does not include an aggregate of 3,052,391 shares of Class B Common Stock issuable upon exercise of stock options and exchange rights outstanding at March 31, 1998 and an aggregate of 895,485 shares of Class A Common Stock issuable upon exercise of stock options and other rights to purchase Class A Common Stock outstanding at March 31, 1998.

(3) Shares of Class B Common Stock are convertible at any time into Class A Common Stock on a one-for-one basis and generally convert automatically into Class A Common Stock upon a transfer. Thus, if the Underwriters' over-allotment options are exercised in full, there will be an additional 1,650,000 shares of Class A Common Stock outstanding and 1,650,000 fewer shares of Class B Common Stock outstanding after the Offerings. See "Risk Factors -- Control by Management and Existing Shareholders; Anti-Takeover Effect of Dual Classes of Common Stock; Certain Charter Provisions and Washington Law" and "Description of Capital Stock."

                                  RISK FACTORS

     Certain factors should be considered in connection with an investment in the Class A Common Stock. See "Risk Factors."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following tables set forth certain summary consolidated financial data for the Company for each of the three years in the period ended December 31, 1997, which was derived from the Company's consolidated financial statements and notes thereto that have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report included elsewhere herein. The Company has experienced rapid growth in its revenues and assets during the periods set forth below, which rate of growth will not necessarily continue over the next few years. In addition, the Company has made and expects to make substantial capital expenditures in connection with its wireless communications systems. Accordingly, the operating results set forth below will not necessarily be indicative of future performance.

     The summary consolidated financial and operating data set forth below should be read in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto and other financial and operating information included elsewhere in this Prospectus.


                                                                 YEAR ENDED DECEMBER 31,
                                                     -----------------------------------------------
                                                         1997             1996             1995
                                                     -------------    -------------    -------------
                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues...........................................   $  380,578       $  243,085       $  146,555
                                                      ----------       ----------       ----------
Operating expenses:
  Cost of service..................................       90,184           53,600           27,686
  Cost of equipment sales..........................       83,167           46,305           20,705
  General and administrative.......................      112,543           66,673           31,253
  Sales and marketing..............................      120,875           83,652           41,390
  Depreciation and amortization....................      133,470           79,741           49,456
                                                      ----------       ----------       ----------
          Total operating expenses.................      540,239          329,971          170,490
                                                      ----------       ----------       ----------
Operating loss.....................................     (159,661)         (86,886)         (23,935)
Interest and financing expense, net................      (98,964)         (44,690)         (25,428)
Other, net(1)......................................       (6,909)           1,471           (6,591)
                                                      ----------       ----------       ----------
          Net loss.................................   $ (265,534)      $ (130,105)      $  (55,954)
                                                      ==========       ==========       ==========
Basic loss per share before extraordinary item.....   $    (3.76)      $    (2.00)      $    (0.87)
Per share effect of extraordinary item.............                                          (0.12)
                                                      ----------       ----------       ----------
Basic loss per share...............................   $    (3.76)      $    (2.00)      $    (0.99)
                                                      ==========       ==========       ==========
Weighted average common shares used in computing
  basic loss per share.............................   70,692,000       65,196,000       56,470,000
                                                      ==========       ==========       ==========


                                                              DECEMBER 31,
                                                                  1997
                                                              ------------
                                                              (DOLLARS IN
                                                               THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital.............................................   $   8,207
Property and equipment, net.................................     699,129
Licensing costs and other intangible assets, net............     807,409
Total assets................................................   1,719,973
Long-term debt..............................................   1,395,000
Common stock and paid-in capital............................     675,036
Total shareholders' equity..................................     194,428

---------------
(1) Includes an extraordinary loss on early extinguishment of debt of $6.6 million for the year ended December 31, 1995.

                             SUMMARY OPERATING DATA

     The following table sets forth summary operating data of the Company for its cellular operations.

                                                                AT DECEMBER 31,
                                                     --------------------------------------
                                                        1997          1996          1995
                                                     ----------    ----------    ----------
Cellular pops(1)...................................   7,163,000     6,058,000     5,764,000
Cellular subscribers...............................     520,000       324,200       209,500
Cellular penetration level(2)......................        7.3%          5.4%          3.6%
Average monthly cellular subscriber
  revenue per subscriber(3)........................  $    51.13    $    54.96    $    57.25
Cellular EBITDA (thousands)(4).....................  $  103,875    $   60,289    $   28,929
Cellular capital expenditures (thousands)..........  $   54,318    $   98,953    $   62,573

---------------
(1) 1997 pops are based on 1996 estimates by Equifax adjusted by the Company by a growth factor based on Equifax's growth factor from 1995 to 1996.

(2) Determined by dividing the aggregate number of cellular subscribers by cellular pops.

(3) Determined for each of the periods by dividing cellular subscriber revenues by the average monthly cellular subscribers for the period, and dividing the result by the number of months in the period.

(4) EBITDA represents operating income (loss) before depreciation and amortization. EBITDA is a measure commonly used in the industry but is not prepared in accordance with United States generally accepted accounting principles ("GAAP") and should not be considered as a measurement of net cash flows from operating activities. Cellular EBITDA represents EBITDA from cellular operations.

     The following table sets forth summary operating data of the Company for its PCS operations.

                                                               AT DECEMBER 31,
                                                  -----------------------------------------
                                                     1997           1996           1995
                                                  -----------    -----------    -----------
PCS licensed pops(1)............................   62,808,000     19,488,000     14,853,000
PCS covered pops(2).............................   11,412,000      6,133,000
PCS subscribers.................................      128,600         35,500

PCS penetration level(3)........................         1.1%           0.6%
Average monthly PCS subscriber revenue per
  subscriber(4).................................  $     57.48    $     62.85
PCS EBITDA (thousands)(5).......................  $  (130,066)   $   (67,434)   $    (3,408)
PCS capital expenditures (thousands)............  $   264,432    $   234,362    $    16,891

---------------
(1) 1997 pops are based on 1996 estimates by Equifax adjusted by the Company by a growth factor based on Equifax's growth factor from 1995 to 1996.

(2) Represents PCS pops that are covered by the Company's consolidated PCS systems.

(3) Determined by dividing the aggregate number of PCS subscribers by PCS covered pops.

(4) Determined for each of the periods by dividing PCS subscriber revenues by the average monthly PCS subscribers for the period, and dividing the result by the number of months in the period.

(5) EBITDA represents operating income (loss) before depreciation and amortization. EBITDA is a measure commonly used in the industry but is not prepared in accordance with GAAP and should not be considered as a measurement of net cash flows from operating activities. PCS EBITDA represents EBITDA from PCS operations.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following should be considered carefully in evaluating the Company and its business before investing in the Class A Common Stock.

HIGH LEVERAGE; DEBT SERVICE; RESTRICTIVE COVENANTS

     The Company is, and will continue to be, highly leveraged and subject to significant financial restrictions and limitations. As of December 31, 1997, the Company's total indebtedness was $1,395 million or approximately 87.8% of its total capitalization, and consisted of indebtedness under the Company's credit facility (the "Credit Facility") with a consortium of lenders providing for $750 million of revolving credit and a $200 million term loan, indebtedness of a subsidiary of Western PCS under a $300 million credit facility (the "PCS Vendor Facility" and, together with the Credit Facility, the "Senior Secured Facilities") and $200 million principal amount of senior subordinated notes due 2006 (the "2006 Notes") and $200 million principal amount of senior subordinated notes due 2007 (the "2007 Notes"). Substantially all the assets of the Company, other than the PCS licenses acquired in the FCC's D and E auctions, certain licenses acquired in the FCC's A and B auctions and certain other assets, are pledged as security under the Senior Secured Facilities, including the shares of Western PCS held by the Company.

     For the year ended December 31, 1997, the Company had a negative ratio of earnings to fixed charges and earnings coverage deficiency of approximately $269.5 million. There can be no assurance that the Company will generate sufficient cash flow from operating activities to meet its debt service and working capital requirements. In such event, the Company may need to seek additional financing. There can be no assurance that any such financing or refinancing could be obtained on terms that are acceptable to the Company. In the absence of such financing or refinancing, the Company could be materially limited in its ability to build out PCS systems in its BTAs or be forced to dispose of assets in order to make up for any shortfall in the payments due on its indebtedness under circumstances that might not be favorable to the realization of the highest price for such assets. Given that a substantial portion of the Company's assets consists of intangible assets, principally licenses granted by the FCC, the value of which will depend upon a variety of factors (including the success of the Company's PCS and cellular businesses and the wireless communications industry in general), there can be no assurance that the Company's assets could be sold quickly enough, or for sufficient amounts, to enable the Company to meet its obligations.

     During 1998, the Company anticipates spending approximately $275 million to complete construction of the build-out of the Seattle-Tacoma, Phoenix and Tucson BTA systems, to provide funds to Cook Inlet PCS for the build-out of certain BTA markets and to expand the build-out of the Company's PCS MTA systems. The Company will utilize $135 million of the net proceeds of the HTL Investment, other cash on hand, amounts available for borrowing under the Credit Facility, and, if available, other sources of funding, for such purposes. At December 31, 1997, the amount available for borrowings under the Credit Facility was $239 million and the total unused portion of the Credit Facility was $255 million, only a portion of which is permitted to be utilized in connection with the Company's PCS systems. In addition, further funds (which may be significant) will be required to finance the continued growth of PCS operations, provide for working capital and service debt. The Company continues to consider and expects to pursue additional sources of funding to further development of the PCS business. Such sources may include the issuance of additional indebtedness and/or the sale of additional equity at the parent or a subsidiary level. To the extent that the build-out of the PCS systems is faster than expected, the costs are greater than anticipated or the Company takes advantage of acquisition opportunities, including those that may arise through the reauction of BTAs by the FCC, the Company may require additional funding to implement its business strategy. There can be no assurance that the Company will be able to obtain such financing on acceptable or favorable terms and in adequate amounts to accomplish its objectives.

     The Senior Secured Facilities, the indenture under which the 2006 Notes were issued (the "2006 Notes Indenture") and the indenture under which the 2007 Notes were issued (the "2007 Notes Indenture") contain, and any additional financing agreements may contain, certain restrictive covenants. The Senior Secured Facilities, the 2006 Notes Indenture and the 2007 Notes Indenture require the Company to comply with certain financial and operational performance covenants, and, while the Company expects to remain in compliance with such covenants, there can be no assurance to that effect. The restrictions contained in the Senior Secured Facilities, the 2006 Notes Indenture and the 2007 Notes Indenture affect, and in some cases will significantly limit or prohibit, among other things, the ability of the Company to incur indebtedness, make prepayments of certain indebtedness, pay dividends, make investments, create liens, sell assets and engage in mergers and consolidations. In addition to such covenants, the Senior Secured Facilities require the Company or a subsidiary of Western PCS, as the case may be, to maintain certain financial ratios, including, among others, a limitation on the incurrence of indebtedness based on the ratio of the Company's indebtedness to operating cash flow (as defined in the Credit Facility), a requirement that the Company's ratio of operating cash flow to cash interest expense be not less than specified levels, and covenants of a subsidiary of Western PCS relating to minimum gross revenues and the ratio of cash coverage to operating cash flow (as such terms are defined in the PCS Vendor Facility). An event of default under the Senior Secured Facilities, the 2006 Notes Indenture or the 2007 Notes Indenture would allow the acceleration of the maturities of the indebtedness thereunder. In such event, it is likely that all of the Company's indebtedness would become immediately due and payable.

PAST AND FUTURE OPERATING LOSSES AND NEGATIVE CASH FLOW

     The Company sustained operating losses of approximately $159.7 million (including $196.9 million of losses attributable to the Company's PCS operations), $86.9 million (including $81.8 million of losses attributable to the Company's PCS operations) and $23.9 million (including $3.7 million of losses attributable to the Company's PCS operations) for the years ended December 31, 1997, 1996 and 1995, respectively. At December 31, 1997, the Company had a deficit of $479.8 million. The Company expects to incur significant operating losses and to generate negative cash flow from operating activities during the next several years, while it develops and constructs its PCS systems and continues to build a PCS subscriber base. There can be no assurance that the Company will achieve or sustain profitability or positive cash flow from operating activities in the future or that it will generate sufficient cash flow to service its debt requirements. See "-- High Leverage; Debt Service; Restrictive Covenants."

COMPETITION

     Competition for subscribers among wireless licensees is based principally upon the services and enhancements offered, the technical quality of the system, customer service, system coverage, capacity and price. The Company currently faces and expects to face increased competition from entities providing similar services using other communications technologies and services. While some of these technologies and services are currently operational, others are being developed or may be developed in the future. The Company's PCS business in markets in which it operates faces competition from providers of cellular service and from other providers of PCS services as they enter such markets. Under current FCC rules, there may be up to six PCS licenses granted in each geographic area in addition to the two existing cellular licenses. The Company has one cellular competitor in each of its cellular markets, including AirTouch, Aliant Communications, Inc. ("Aliant"), CommNet Cellular, Inc. ("CommNet"), Kansas Cellular, Southwestern Bell and United States Cellular Corporation ("US Cellular"), and there are or will be up to six PCS licensees in each of its markets. The Company's principal competitors in its PCS business are Sprint Spectrum, PrimeCo and AT&T Wireless Services ("AT&T Wireless"), as well as the two existing cellular providers in its PCS markets. These cellular competitors include AT&T Wireless, US Cellular and AirTouch. The Company also competes with paging, dispatch and conventional mobile telephone companies, resellers and landline telephone service providers. Competition in the markets in which the Company competes is intense. Given the rapid advances in the wireless communications industry, there can be no assurance that new technologies will not evolve that will compete with the Company's products and services. In addition, a number of the Company's competitors may have substantially greater financial, technical, marketing, sales, manufacturing and distribution resources than those of the Company and have significantly greater experience than the Company in testing new or improved communications products and services and obtaining regulatory approvals. Some competitors are expected to market other services, such as landline telephone and cable services, with their wireless communications service offerings. Several of the Company's competitors are operating, or planning to operate, through joint ventures and affiliation arrangements, wireless communications systems that encompass most of the continental United States. Also, the FCC has licensed Specialized Mobile Radio ("SMR") dispatch system operators to construct digital mobile communications systems on existing SMR frequencies, referred to as Enhanced Specialized Mobile Radio ("ESMR"), in many cities throughout the United States, including some of the markets in which the Company operates. ESMR systems, including those operated by Nextel Communications, Inc. ("Nextel"), are competitive with the Company's cellular and PCS systems. See "-- Risks Relating to GSM Technical Standard."

PCS BUILD-OUT AND CAPITAL EXPENDITURES

     Through Western PCS, the Company currently operates PCS systems in the Honolulu, Salt Lake City, El Paso/Albuquerque, Portland, Oklahoma City, Des Moines/Quad Cities and Denver MTAs. The Company's 30 MHz PCS licenses are subject to a requirement that the Company construct network facilities that offer coverage to at least one-third of the population in the relevant MTA by June 2000, five years from the grant of the license, and to at least two-thirds of the population by June 2005, 10 years from the grant of the license (the "10-Year Build-out Requirement"). The Company anticipates that its build-out in all of its MTA markets, if completed as currently planned by the end of 1998, will satisfy the 10-Year Build-out Requirement. The Company's 10 MHz PCS licenses are subject to a requirement that the Company construct network facilities that offer coverage to at least one-quarter of the population in their relevant BTA within five years from the grant of the license, or make a showing of substantial service in their relevant BTA within five years from the grant of the license. Should the Company fail to meet these coverage requirements, it may be subject to forfeiture or nonrenewal of the license or the imposition of fines by the FCC. The build-out of PCS systems in the Company's BTAs will require substantial additional capital, which may include the issuance of equity or debt by Western PCS or its subsidiaries. The PCS build-out in each of its PCS markets is subject to successful completion of the network design, site and facility acquisitions, the purchase and installation of the network equipment, network testing and satisfactory accommodation of microwave users currently using the spectrum. Delays in any of these areas could have a material adverse effect on the Company's ability to complete the build-out in a timely manner.

     The successful build-out of additional PCS systems by the Company will depend to a significant degree upon the Company's ability to lease or acquire appropriate sites for the location of its base station equipment. The Company has begun the site selection and acquisition process for certain additional PCS systems. The site selection process will require the continued successful negotiation of use agreements for or acquisitions of numerous additional sites, and may require the Company to obtain zoning variances or other governmental or local regulatory approvals, which are beyond the Company's control. Delays in the site selection process, as well as construction delays and other factors, could adversely affect the timing of the commencement of commercial service in such additional PCS systems.

     During 1998, the Company anticipates spending approximately $275 million to complete the build-out of the Seattle-Tacoma, Phoenix and Tucson BTA systems, to provide funds to Cook Inlet PCS for the build-out of its PCS systems and to expand the build-out of the Company's PCS MTA systems. The Company will utilize $135 million of the net proceeds of the HTL Investment, other cash on hand, amounts available for borrowing under the Credit Facility, and, if available, other sources of funding, for such purposes. In addition, further funds (which may be significant) will be required to finance the continued growth of its PCS operations, including the build-out of its BTAs, provide for working capital and service debt. The build-out of additional PCS systems by the Company will require substantial additional funds (including borrowing at the Western PCS level) and the capital cost of completing the project in any particular MTA or BTA and overall could vary materially from current estimates. If adequate funds are not available from its existing capital resources, the Company may be required to curtail its service operations or to obtain additional funds on terms less favorable than those contained in the Company's current arrangements.

     In addition, the implementation of the PCS build-out plan is subject to the availability from suppliers of the infrastructure equipment and subscriber equipment the Company plans to use. Accordingly, there are risks associated with the completion of development, timely manufacture and successful implementation of newly developed wireless equipment in the build-out of the Company's PCS systems. The Company has entered into agreements for the supply of infrastructure equipment with Northern Telecom Inc. ("NORTEL"), Nokia Telecommunications Inc. (together with its affiliate, Nokia Mobile Phones, Inc., "Nokia") and Lucent Technologies Inc. ("Lucent Technologies").

DEPENDENCE UPON KEY PERSONNEL

     The Company is dependent to a large degree on the services of Mr. Stanton, as Chairman of the Board and Chief Executive Officer, and other current members of management. The Company and Mr. Stanton have entered into an employment agreement which provides that Mr. Stanton's employment may be terminated at any time by the Company. Loss of the services of Mr. Stanton or other members of management could have a material adverse effect on the business of the Company and qualified replacements may be difficult or impossible to find or retain. An event of default under the Credit Facility would occur if Mr. Stanton (or a suitable replacement) ceases, for any reason, to be the Chairman of the Company's Board of Directors.

RISKS RELATING TO GSM TECHNICAL STANDARD

     When the FCC first licensed cellular systems in the United States, it specified the technical standards of analog cellular system operation to ensure nationwide compatibility between all analog cellular carriers. In contrast, the FCC has not mandated the technology standard for digital cellular or PCS operations, leaving each licensee free to select among several competing technologies that have sufficient technological differences to preclude their interoperability. The Company has deployed the GSM technical standard in its PCS markets and believes that GSM offers the Company significant advantages over the other competing technologies. There are, however, certain risks with respect to the deployment of GSM.

     The Company, together with the other MTA and BTA PCS licensees who deploy or who have announced their intent to deploy GSM-based systems, collectively will cover markets containing approximately 260 million persons, representing approximately 98% of the U.S. population (based on 1990 U.S. Census Bureau figures used by the FCC for auction purposes) (including one licensee currently in bankruptcy). In order for the Company's PCS subscribers to roam in other markets, and vice versa, at least one PCS licensee in the other market must utilize the GSM standard, or the subscribers must use dual-mode handsets that permit the subscriber to use the cellular system in the other market. Dual-mode GSM handsets which permit such usage, while currently commercially available from Nokia, may not be available in adequate supply until the third quarter of 1998 and are more expensive than single-mode handsets. The lack of interoperability, the comparatively higher cost or the potential lack of consumer acceptance of such handsets may impede the Company's ability to retain current cellular subscribers or attract potential new wireless communications subscribers. There can be no assurance that PCS licensees who have announced their intent to deploy GSM-based systems will build out their respective markets, and, accordingly, GSM-based systems may cover less than 98% of the U.S. population.

     The Company's principal PCS competitors have committed to standards other than GSM. As a result, without adequate supplies of PCS handsets that can access both GSM and competing systems, there is a risk that customers of the Company's PCS services may not be able to conveniently use PCS services while roaming in certain geographic areas outside the Company's PCS markets. PrimeCo and Sprint Spectrum have deployed PCS systems based on a Code Division Multiple Access ("CDMA") standard. AT&T Wireless and Southwestern Bell have deployed systems based on the Time Division Multiple Access ("TDMA") standard. It is estimated that together, CDMA-based PCS providers, including competitors in several of the Company's markets, own licenses covering approximately 100% of the U.S. population (based on 1990 U.S. Census Bureau figures used by the FCC for auction purposes) and AT&T Wireless and Southwestern Bell, with their TDMA standard, own PCS licenses which cover approximately 94% of the U.S. population (based on 1990 U.S. Census Bureau figures used by the FCC for auction purposes). Licensees in the FCC's completed C, D, E & F Block auctions of PCS licenses may or may not select GSM technology; certain purchasers of licenses in such auctions have announced their intention not to utilize the GSM standard in such markets. Accordingly, certain major metropolitan areas may not be served by GSM-based PCS systems, or there may be delays in deployment of GSM-based PCS systems in some markets. The Company's ability to continue to build a PCS subscriber base and to compete successfully in the PCS business with those operators offering greater roaming capabilities may be adversely affected by the fact that the Company's PCS subscribers will only be able to roam into regions served by GSM-based PCS systems until dual-mode handsets permitting them to use the existing cellular system become widely-available.

GOVERNMENTAL REGULATION

     The licensing, construction, operation, acquisition and sale of cellular and PCS systems, as well as the number of cellular and other wireless licensees permitted in each market, are regulated by the FCC. Changes in the regulation of such activities, such as a decision by the FCC to issue new licenses or permit more than two licenses in each market for cellular communications services, could have a material adverse effect on the Company's operations. The FCC has recently completed an auction of spectrum in other frequency bands which could potentially be used for wireless communications. In addition, all cellular licenses in the United States, including the Company's licenses, were granted for an initial 10-year term and are subject to renewal. Licenses may be revoked by the FCC at any time for cause. The Company has approximately 35 cellular licenses which will be subject to renewal in the next three years. While the Company believes that each of its cellular licenses will be renewed based upon FCC rules establishing a presumption in favor of licensees that have provided "substantial" service during their past license term and have substantially complied with their regulatory obligations during the past license period, there can be no assurance that all of the Company's cellular licenses will be renewed.

     All PCS licenses are granted for a 10-year period, at the end of which period the licensee must apply for renewal. Licenses may be revoked by the FCC at any time for cause. All 30 MHz broadband PCS licenses, including those of the Company, are subject to the 10-Year Build-out Requirement. While the Company believes that each of its PCS licenses will be renewed based upon FCC rules establishing a presumption in favor of licensees that have provided "substantial" service during the past license term and have substantially complied with their regulatory obligations during the past license period, there can be no assurance that all of the Company's PCS licenses will be so renewed. See "-- PCS Build-out and Capital Expenditures."

     The Company must also obtain a number of approvals, licenses and permits in the operation of its business, including authorizations from the Federal Aviation Administration (the "FAA") in connection with cellular and PCS towers. Additionally, the wireless communications industry is subject to certain state and local governmental regulation. Operating costs are also affected by other governmental actions that are beyond the Company's control. There is no assurance that the various federal, state and local agencies responsible for granting such licenses, approvals and permits will do so or that, once granted, will not revoke or fail to renew them. The absence of such licenses, approvals and permits would adversely affect existing operations and could delay commencement of or prohibit certain business operations proposed by the Company.

     Because the Company has controlling interests in cellular markets that overlap the Denver MTA and the Oklahoma City MTA, the Company must comply with FCC rules that limit the aggregate amount of cellular and PCS spectrum that a single entity may own or control in a given territory. Current rules would require divestiture of certain cellular or PCS holdings. However, pending administrative challenges may result in additional compliance options.

     The wireless communications industry also is subject to continually evolving regulation. There are a number of issues on which modification to existing regulation or new regulation has been or in the future may be suggested, including the effect of wireless communications equipment on medical equipment and devices, electromagnetic interference and cancer, as well as interference between types of wireless systems. As new regulations are promulgated on these subjects or other subjects, the Company may be required to modify its business plans or operations in order to comply with any such regulations. There can be no assurance that the Company will be able to do so in a cost effective manner, if at all. See "-- Radio Frequency Emission Concerns; Medical Device Interference."

HOLDING COMPANY STRUCTURE

     Substantially all of the Company's assets and operations are held by or conducted through subsidiaries and, to that extent, the Company is effectively a holding company. The Company relies on dividends, loan repayments and other intercompany cash flows from its subsidiaries to generate the funds necessary to meet its debt service obligations. The payment of dividends and the making and repayment of loans and advances by the Company to its subsidiaries are subject to statutory, contractual and other restrictions, are dependent upon the earnings of such subsidiaries and are subject to various business considerations. In addition, as a result of the HTL Investment, the Company will be entitled to receive only 80.1% of dividends declared and other economic or tax benefits realized by Western PCS, if any. Moreover, claims of creditors of the Company's subsidiaries, including tax authorities and trade creditors, will generally have a priority claim to the assets of such subsidiaries over the claims of the Company and the holders of indebtedness of the Company.

INTELLECTUAL PROPERTY AND BRANDING

     The Company currently uses the registered service mark CELLULAR ONE to market its cellular services. The Company's use of this service mark is governed by five-year contracts between the Company and Cellular One Group, the owner of the service mark. Each of these agreements may be renewed at the Company's option for two additional five-year terms so long as the Company meets operating and service quality standards for its cellular service areas. If these agreements were not renewed upon expiration or if the Company were to fail to meet the applicable operating or service quality standards, and, therefore, were no longer permitted to use the CELLULAR ONE service mark, the Company's ability to attract new subscribers and to retain existing subscribers could be materially impaired. In addition, if for some reason beyond the Company's control the name CELLULAR ONE were to suffer diminished marketing appeal, the Company's ability both to attract new subscribers and retain existing subscribers could be materially impaired. In such circumstances or otherwise, the Company may explore development or acquisition of a new service mark.

     The Company currently uses its VoiceStream registered service mark to market its PCS services in all of its operational PCS markets. There can be no assurance that such registration will provide any meaningful benefit to the Company. Competitors of the Company possess, and others may develop over time, branding with significantly greater name recognition than that of the Company. A failure by the Company to maintain existing rights to its current cellular branding, to develop value in its VoiceStream mark or to develop suitable alternatives thereto would have a material adverse effect on the Company's ability to market its products and services and could require the Company to invest significant additional funds to develop such alternatives.

RADIO FREQUENCY EMISSION CONCERNS; MEDICAL DEVICE INTERFERENCE

     Media reports have suggested that certain radio frequency ("RF") emissions from wireless handsets may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Concerns over RF emissions may have the effect of discouraging the use of wireless handsets, which could have an adverse effect upon the Company's business. On August 25, 1997, the FCC further updated the guidelines and methods it uses for evaluating RF emissions from radio equipment, including wireless handsets. While the update imposes more restrictive standards on RF emissions from lower power devices such as wireless handsets, the Company believes that all wireless handsets currently marketed by the Company and in use by the Company's subscribers already comply with the new standards.

     Certain interest groups have requested that the FCC investigate claims that the GSM technology poses health concerns and causes interference with hearing aids and other medical devices. The Center for the Study of Electromagnetic Compatibility at the University of Oklahoma, which was founded in 1994 with funds from the wireless industry, is studying this issue and in 1996 released its findings with respect to the first phase of its study. Such phase of the study, which was designed to examine extreme conditions, found that digital technologies cause interference with hearing aids in certain instances. In addition, the Personal Communications Industry Association ("PCIA") announced in July 1995 that it was undertaking an industry-wide study to gather information on possible PCS interference with medical devices for all PCS standards. There can be no assurance that the findings of such studies will not have an adverse effect on the Company's business (including its use of GSM technology) or that such findings will not lead to governmental regulations that will have an adverse effect on the Company's business.

FINALITY OF PCS AUCTIONS

     All of the MTA PCS licenses, including those of the Company, and most of the BTA PCS licenses auctioned under the C, D, E and F Blocks, have been awarded by the FCC and the holders of the licenses are permitted to construct their PCS systems and commence operations. The Orders granting the Company and Cook Inlet PCS their respective PCS licenses are final and non-appealable. Nevertheless, there are certain unresolved actions before the FCC following remand by a federal court challenging the validity of certain spectrum aggregation limits which affected eligibility for the auction. As a result of the challenges, although it currently appears unlikely, the Company could lose its PCS licenses or have adverse conditions imposed on them which could have a material adverse effect on the Company.

CONTROL BY MANAGEMENT AND EXISTING SHAREHOLDERS; ANTI-TAKEOVER EFFECT OF DUAL CLASSES OF COMMON STOCK; CERTAIN CHARTER PROVISIONS AND WASHINGTON LAW

     Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to ten votes per share. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. As of March 31, 1998, certain officers of the Company and certain other holders of shares of Class B Common Stock (including certain Selling Shareholders) who are parties to an agreement dated May 1996 (the "Voting Agreement"), beneficially owned 262,174 shares of outstanding Class A Common Stock and 48,432,853 shares of outstanding Class B Common Stock, which represented approximately 64.2% of the outstanding shares of Common Stock and 87.7% of the combined voting power of the Common Stock. Of such shares of Class B Common Stock, 11,000,000 shares will be converted into the shares of Class A Common Stock sold in the Offerings. These shareholders have agreed to vote their shares for each other's designees, subject to certain ownership requirements, and are able to control the election of the entire Board of Directors. Such voting control by such holders of Common Stock, and certain provisions of Washington law affecting acquisitions and business combinations, which have been incorporated by the Company into its Articles of Incorporation, may discourage certain transactions involving an actual or potential change of control of the Company, including transactions in which the holders of Class A Common Stock might receive a premium for their shares over the then-prevailing market price, and may have a depressive effect on the market price for Class A Common Stock.

SEASONALITY

     The Company, and the wireless communications industry in general, have historically experienced significant subscriber growth during the fourth calendar quarter. Accordingly, during such quarter the Company experiences greater losses on equipment sales and increases in sales and marketing expenses. The Company has historically experienced highest usage and revenue per subscriber during the summer months. The Company expects these trends to continue.

POSSIBLE VOLATILITY OF PRICE OF CLASS A COMMON STOCK

     The market price of the Class A Common Stock may be extremely volatile. Factors such as fluctuations in the valuation of wireless licenses, results of future FCC auctions, acquisitions by the Company, significant announcements by the Company and its competitors, quarterly fluctuations in the Company's operating results and general conditions in the communications market may have a significant impact on the market price of the Class A Common Stock. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on the market prices for many high technology and communications companies, often unrelated to the operating performance of the specific companies.

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Class A Common Stock in the public market could adversely affect prevailing market prices. Shares sold in the public offerings of Class A Common Stock are freely tradable in the public market. Shares of Class B Common Stock are convertible at any time into shares of Class A Common Stock on a one-for-one basis and such shares generally convert automatically into Class A Common Stock upon a transfer. In addition to the 22,871,401 outstanding shares of Class A Common Stock as of March 31, 1998, 41,946,762 additional outstanding shares of Class A Common Stock (assuming the conversion of Class B Common Stock into Class A Common Stock on a one-for-one basis) were eligible for sale in the public market (excluding the shares to be sold by the Selling Shareholders in the Offerings). Also, up to an aggregate of 3,611,134 shares of Class A Common Stock issuable upon exercise of outstanding stock options ("Option Shares"), and up to an aggregate of 1,000,000 shares of Class A Common Stock purchased under the Company's Employee Stock Purchase Plan, have been registered by the Company and are eligible for resale in the public market at various times, depending upon when such shares are actually issued, if at all. The Company is party to additional agreements and management incentive plans which obligate it to issue additional shares of Class A Common Stock which may become eligible for resale in the public market at various times. The Company has registered all of the Option Shares and the shares issuable under the Employee Stock Purchase Plan for resale in the public market. As of March 31, 1998 options with respect to 2,324,559 of the Option Shares were exercisable, and 1,501,736 additional shares of Class A Common Stock were reserved for issuance pursuant to future option grants under the Company's stock option plan. The Company, the Selling Shareholders, the Company's executive officers and directors and certain other shareholders of the Company have agreed during the period beginning from the date of this Prospectus and continuing to and including the date 90 days after the date of this Prospectus, subject to certain exceptions, not to offer, sell, contract to sell or otherwise dispose of any securities of the Company that are substantially similar to the shares of Class A Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of Class A Common Stock.

FORWARD-LOOKING STATEMENTS

     Statements contained in this Prospectus that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the high leverage of the Company; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in this Prospectus, including without limitation under the captions "Prospectus Summary" and "Risk Factors." GIVEN THESE UNCERTAINTIES, PROSPECTIVE INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Class A Common Stock in the Offerings.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at December 31, 1997. The Company will not receive any proceeds from the sale of shares of Class A Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders."

                                                                DECEMBER 31, 1997
                                                              ----------------------
                                                              (DOLLARS IN THOUSANDS)
Cash and cash equivalents...................................        $   15,459
                                                                    ==========
Long-term debt:
  Credit Facility:
     Revolver...............................................        $  495,000
     Term...................................................           200,000
  PCS Vendor Facility.......................................           300,000
  Senior Subordinated Notes.................................           400,000
                                                                    ----------
          Total long-term debt..............................         1,395,000
                                                                    ----------
Shareholders' equity(1):
  Preferred Stock, no par value, 50,000,000 shares
     authorized; no shares issued and outstanding...........
  Common Stock, no par value, 300,000,000 shares authorized:
     Class A, 22,201,336 shares issued and outstanding and
      Class B, 53,431,163 shares issued and outstanding
      (2)...................................................           675,036
  Deferred compensation.....................................              (845)
  Deficit...................................................          (479,763)
                                                                    ----------
          Total shareholders' equity........................           194,428
                                                                    ----------
Total capitalization........................................        $1,589,428
                                                                    ==========

---------------
(1) Does not includes (i) 3,141,782 shares of Class B Common Stock issuable upon exercise of options and other rights to purchase Class B Common Stock or
    (ii) 906,235 shares of Class A Common Stock issuable upon exercise of options and other rights to purchase Class A Common Stock.

(2) Does not reflect the conversion of 11,000,000 shares of Class B Common Stock into the 11,000,000 shares of Class A Common Stock being sold in the Offerings.

            PRICE RANGE OF CLASS A COMMON STOCK AND DIVIDEND POLICY

     Since May 22, 1996, the Company's Class A Common Stock has been traded on the Nasdaq Stock Market under the symbol WWCA. There currently is no established public trading market for the Company's Class B Common Stock. The following table sets forth the quarterly high and low bid quotations for the Class A Common Stock on the Nasdaq Stock Market. These quotations reflect the inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.


                           PERIOD                             HIGH      LOW
                           ------                             ----      ---
1996
  Second quarter (from May 22, 1996)........................  $25 1/2   $19 7/8
  Third quarter.............................................  $22 1/8   $13 3/4
  Fourth quarter............................................  $18 1/8   $13

1997
  First quarter.............................................  $16 1/8   $12
  Second quarter............................................  $16 7/8   $10
  Third quarter.............................................  $19 1/8   $13 5/8
  Fourth quarter............................................  $22 1/4   $16 1/2

1998
  First quarter.............................................  $24 5/8   $16 7/8
  Second quarter (through April 29, 1998)...................  $23 1/4   $19 1/4


     The Company has never declared or paid dividends on its Common Stock and does not anticipate paying dividends in the foreseeable future. In addition, certain provisions of the Senior Secured Facilities, the 2006 Notes Indenture and the 2007 Notes Indenture contain restrictions on the Company's ability to declare and pay dividends on its Common Stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth certain selected consolidated financial and operating data for the Company as of and for each of the five years in the period ended December 31, 1997, which was derived from the Company's consolidated financial statements and notes thereto that have been audited by Arthur Andersen LLP, independent public accountants. All of the data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto. The Company was formed in July 1994 as the result of a business combination (the "Business Combination") among various companies, including Markets Cellular Limited Partnership d/b/a Pacific Northwest Cellular, a Delaware limited partnership ("MCLP"), and General Cellular Corporation, a Delaware corporation ("GCC"). GCC commenced operations in 1989 and MCLP was formed in 1992. As a result of the Business Combination and a series of related transactions, Western Wireless became the owner of all of the assets of MCLP. Accordingly, all financial data relating to the Company herein with respect to periods after the date of the Business Combination reflect the operations of GCC and MCLP and all such data with respect to prior periods reflect only the operations of GCC, which, for accounting purposes, is considered Western Wireless' predecessor.

                                                                         YEAR ENDED DECEMBER 31,
                                                      --------------------------------------------------------------
                                                         1997         1996         1995         1994         1993
                                                      ----------   ----------   ----------   ----------   ----------
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues:
  Subscriber revenues...............................  $  297,724   $  182,441   $  105,430   $   38,838   $   11,105
  Roamer revenues...................................      39,977       34,065       29,660       16,746        7,285
  Equipment sales and other revenues................      42,877       26,579       11,465        7,524        2,344
                                                      ----------   ----------   ----------   ----------   ----------
         Total revenues.............................     380,578      243,085      146,555       63,108       20,734
                                                      ----------   ----------   ----------   ----------   ----------
Operating expenses:
  Cost of service...................................      90,184       53,600       27,686       13,303        4,310
  Cost of equipment sales...........................      83,167       46,305       20,705       11,446        3,533
  General and administrative........................     112,543       66,673       31,253       15,226        6,253
  Sales and marketing...............................     120,875       83,652       41,390       18,553        6,101
  Depreciation and amortization.....................     133,470       79,741       49,456       25,670        5,399
  Provision for restructuring costs.................                                              2,478
                                                      ----------   ----------   ----------   ----------   ----------
         Total operating expenses...................     540,239      329,971      170,490       86,676       25,596
                                                      ----------   ----------   ----------   ----------   ----------
Operating loss......................................    (159,661)     (86,886)     (23,935)     (23,568)      (4,862)
                                                      ----------   ----------   ----------   ----------   ----------
Other income (expense):
  Interest and financing expense, net...............     (98,964)     (44,690)     (25,428)     (10,659)      (2,242)
  Equity in net loss of unconsolidated affiliates...     (11,058)        (968)        (236)
  Other, net........................................       4,149        2,439          290        8,267       10,433
                                                      ----------   ----------   ----------   ----------   ----------
         Total other income (expense)...............    (105,873)     (43,219)     (25,374)      (2,392)       8,191
                                                      ----------   ----------   ----------   ----------   ----------
Income (loss) before extraordinary item.............    (265,534)    (130,105)     (49,309)     (25,960)       3,329
Extraordinary loss on early extinguishment of
  debt..............................................                                (6,645)
                                                      ----------   ----------   ----------   ----------   ----------
         Net income (loss)..........................  $ (265,534)  $ (130,105)  $  (55,954)  $  (25,960)  $    3,329
                                                      ==========   ==========   ==========   ==========   ==========
SHARE DATA(1):
Basic income (loss) per common share before
  extraordinary item................................  $    (3.76)  $    (2.00)  $    (0.87)  $    (0.59)  $     0.10
Per common share effect of extraordinary item.......                                 (0.12)
                                                      ----------   ----------   ----------   ----------   ----------
Basic income (loss) per common share................  $    (3.76)  $    (2.00)  $    (0.99)  $    (0.59)  $     0.10
                                                      ==========   ==========   ==========   ==========   ==========
Weighted average common shares used in computing
  basic income/loss per common share................  70,692,000   65,196,000   56,470,000   43,949,000   32,253,000
                                                      ==========   ==========   ==========   ==========   ==========
OTHER DATA:
EBITDA(2)...........................................  $  (26,191)  $   (7,145)  $   25,521   $    2,102   $      537

---------------
(1) The number of shares outstanding has been calculated based on the requirements of Statement of Financial Accounting Standards No. 128.
(2) EBITDA represents operating income (loss) before depreciation and amortization. EBITDA is a measure commonly used in the industry but is not prepared in accordance with GAAP and should not be considered as a measurement of net cash flows from operating activities.

                                                                             DECEMBER 31,
                                                       --------------------------------------------------------
                                                          1997         1996        1995       1994       1993
                                                       ----------   ----------   --------   --------   --------
                                                                        (DOLLARS IN THOUSANDS)
CONSOLIDATED BALANCE SHEETS DATA:
Current assets.......................................  $  138,752   $  149,790   $ 37,508   $ 36,769   $ 14,686
Property and equipment, net..........................     699,129      538,617    193,692    120,648     48,591
Licensing costs and other intangible assets, net.....     807,409      540,482    417,971    211,309     86,270
Other assets.........................................      74,683       12,814      9,857      1,468      6,219
                                                       ----------   ----------   --------   --------   --------
    Total assets.....................................  $1,719,973   $1,241,703   $659,028   $370,194   $155,766
                                                       ==========   ==========   ========   ========   ========
Current liabilities..................................  $  130,545   $  144,454   $ 55,936   $ 39,214   $ 16,447
Total long-term debt and other liabilities, net of
  current portion....................................   1,395,000      743,000    362,487    200,587     53,430
Minority interests in equity of consolidated
  subsidiary.........................................                                          3,376
Shareholders' equity.................................     194,428      354,249    240,605    127,017     85,889
                                                       ----------   ----------   --------   --------   --------
    Total liabilities and shareholders' equity.......  $1,719,973   $1,241,703   $659,028   $370,194   $155,766
                                                       ==========   ==========   ========   ========   ========
OTHER DATA:
Ending cellular subscribers..........................     520,000      324,200    209,500    112,800     30,000
Ending PCS subscribers...............................     128,600       35,500

                                                                       YEAR ENDED DECEMBER 31,
                                                       -------------------------------------------------------
                                                         1997        1996        1995        1994       1993
                                                       ---------   ---------   ---------   --------   --------
                                                                       (DOLLARS IN THOUSANDS)
CONSOLIDATED STATEMENTS OF CASH
FLOWS DATA:
Cash flows provided by (used in):
  Operating activities...............................  $(114,498)  $ (61,333)  $    (745)  $   (998)  $   (255)
  Investing activities...............................  $(652,304)  $(489,086)  $(293,579)  $(70,190)  $(32,535)
  Financing activities...............................  $ 727,376   $ 596,732   $ 295,109   $(70,777)  $ 36,212

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following is a discussion and analysis of the consolidated financial condition and results of operations of the Company and should be read in conjunction with the Company's consolidated financial statements and notes thereto and other financial information included herein. As a result of acquisitions, the Company's operating results for prior periods may not be indicative of future performance.

OVERVIEW

     The Company provides wireless communications services in the western United States through the ownership and operation of cellular communications systems in 88 RSAs and MSAs including 12 RSAs acquired from Triad Cellular Corporation, Triad Cellular L.P. and certain of their affiliates (collectively "Triad") in October 1997. The Company owns broadband PCS licenses in seven MTAs, each of which has commenced commercial operations. During 1997, the Company was granted 100 additional PCS licenses in the FCC's D and E Block auctions (four of which were contributed in 1998 to a joint venture) and acquired eight PCS licenses as part of its acquisition of Triad in October 1997. Cook Inlet PCS, a partnership in which the Company holds a 49.9% limited partnership interest, owns broadband PCS licenses in 21 BTAs including seven that were acquired in the FCC F Block auction during the first quarter of 1997. The first of these BTAs commenced commercial operations in June 1997.

     The Company's revenues consist primarily of subscriber revenues (including access charges and usage charges), roamer revenues (fees charged for providing services to subscribers of other cellular and PCS communications systems when such subscribers, or "roamers," place or receive a phone call within one of the Company's service areas) and equipment sales. The majority of the Company's revenues are derived from subscriber revenues. The Company had no revenues from its paging or PCS systems prior to February 1, 1996, and February 29, 1996, respectively. Revenues from paging systems are included in other revenue. The Company expects to continue to sell cellular and PCS handsets below cost and regards these losses as a cost of building its subscriber base. As used herein, "service revenues" include subscriber, roamer and other revenues.

     Cost of service consists of the cost of providing wireless service to subscribers, primarily including costs to access local exchange and long distance carrier facilities and maintain the Company's wireless network. General and administrative expenses include the costs associated with billing a subscriber and the administrative cost associated with maintaining subscribers, including customer service, accounting and other centralized functions. General and administrative expenses also include provisions for unbillable fraudulent roaming charges and subscriber bad debt. Sales and marketing costs include costs associated with acquiring a subscriber, including direct and indirect sales commissions, salaries, all costs of sales offices and retail locations, advertising and promotional expenses. Depreciation and amortization includes primarily depreciation expense associated with the Company's property and equipment in service and amortization associated with its wireless licenses for operational markets.

     Certain centralized general and administrative costs, including customer service, accounting and other centralized functions, benefit all of the Company's operations. These costs are allocated to those operations in a manner which reflects management's judgment as to the nature of the activity causing those costs to be incurred.

     As used herein, "EBITDA" represents operating income (loss) before depreciation and amortization. EBITDA is a measure commonly used in the industry and should not be construed as an alternative to operating income (loss) (as determined in accordance with GAAP), as an alternative to cash flows from operating activities (as determined in accordance with GAAP), or as a measure of liquidity. Cellular EBITDA represents EBITDA from the Company's cellular operations and PCS EBITDA represents EBITDA from the Company's PCS operations.

     In the comparisons that follow, the Company has separately set forth certain information relating to cellular operations (including paging) and PCS operations. The Company believes that this is appropriate because its cellular systems have been operating for a number of years and operate in rural markets while its PCS systems did not commence operations until 1996 and operate in urban markets.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

  CELLULAR OPERATIONS

     The Company had 520,000 cellular subscribers at December 31, 1997, representing an increase of 195,800 or 60.4% during 1997. At December 31, 1996 and 1995, the Company had 324,200 and 209,500 cellular subscribers, respectively, representing an increase of 54.7% during 1996 and 85.7% during 1995. In 1997, 1996, and 1995 the net number of subscribers added through system acquisitions was approximately 58,500, 4,900 and 3,300, respectively. Removing the effect of the Triad subscribers acquired in October 1997, the subscriber growth would have been 42.4% during 1997.

     During the fourth quarter of 1997, the Company purchased from Triad the cellular business and assets of 12 RSAs in Texas, Utah, Oklahoma and Minnesota. This purchase was consummated on October 31, 1997. Therefore the operating results of the Company's cellular business for the 12 months ended December 31, 1997 may not be indicative of future performance.

     The following table sets forth certain financial data as it relates to the Company's cellular operations:

                                                    YEAR ENDED DECEMBER 31,
                                    --------------------------------------------------------
                                      1997      % CHANGE      1996      % CHANGE      1995
                                    --------    --------    --------    --------    --------
                                                     (DOLLARS IN THOUSANDS)
Cellular revenues:
  Subscriber revenues.............  $245,364      40.5%     $174,647      65.7%     $105,430
  Roamer revenues.................    39,750      16.7        34,065      14.9        29,660
  Equipment sales and other
     revenues.....................    17,734       5.3        16,834      46.8        11,465
                                    --------                --------                --------
          Total revenues..........  $302,848                $225,546                $146,555
                                    ========                ========                ========
Cellular operating expenses:
  Cost of service.................  $ 47,001      14.3      $ 41,130      48.6      $ 27,686
  Cost of equipment sales.........    29,698      16.4        25,516      23.2        20,705
  General and administrative......    60,865      31.0        46,464      64.9        28,184
  Sales and marketing.............    61,409      17.8        52,147      27.0        41,051
  Depreciation and amortization...    66,595       1.9        65,346      32.9        49,187
                                    --------                --------                --------
          Total operating
            expenses..............  $265,568                $230,603                $166,813
                                    ========                ========                ========

  CELLULAR REVENUES

     Subscriber revenues have increased over the past three years due to the growth in the number of subscribers offset slightly by a decrease in the average monthly cellular subscriber revenue per subscriber. Average monthly cellular subscriber revenue per subscriber was $51.13 in 1997, a 7.0% decline from $54.96 in 1996, which was a 4.0% decline from $57.25 in 1995. The Company anticipates this downward trend will continue in 1998. Removing the effect of the Triad subscribers acquired in October 1997, the average monthly cellular subscriber revenue per subscriber was $51.38 in 1997.

     The increase in roamer revenues over the past three years was caused by an increase in roaming traffic and partially offset by decreases in the rates charged between carriers. While the

Company expects total roamer minutes to continue to increase, the decline in the rates charged between carriers will limit the growth of roamer revenues.

     Cellular equipment sales, which consist primarily of handset sales, decreased in 1997 primarily due to the decrease in the average cellular handset sales price despite the increase in net subscriber additions.

  CELLULAR OPERATING EXPENSES

     The increase in cost of service is primarily attributable to the increased number of subscribers. While cost of service increased in total dollars, it decreased as a percentage of service revenues to 16.2% in 1997 from 19.3% in 1996 and 20.5% in 1995 due primarily to efficiencies gained from the growing subscriber base.

     The Company's general and administrative costs are principally considered to be variable costs, that is costs that will vary with the level of subscribers. The increases in total dollars are primarily attributable to the increase in costs associated with supporting the increased subscriber base. However, the general and administrative cost per average subscriber continues to decrease as a result of efficiencies gained from the growing subscriber base. The general and administrative cost per average subscriber decreased to $12.60 in 1997 from $14.58 in 1996 and $15.08 in 1995. While the Company has not incurred material fraud or bad debt expenses to date and continues to develop and invest in measures to minimize such expenses, there can be no assurance that such expenses will not increase in the future.

     Increases in sales and marketing costs are primarily due to the increase in net subscriber additions over the past three years. Although sales and marketing costs have increased, sales and marketing cost per net subscriber added, including the loss on equipment sales, declined to $574 in 1997 from $593 in 1996. This decrease is a result of strategically reduced advertising costs and is partially offset by an increase in the churn (subscriber base attrition) rate. Sales and marketing cost per net subscriber added increased to $593 in 1996 from $546 in 1995 largely due to an increase in the number of disconnected subscribers relative to the number of gross subscriber additions. Removing the effect of the Triad properties acquired in October 1997, sales and marketing costs would have been approximately $59.8 million in 1997 and the cost per net subscriber added, including the loss on equipment sales, would have been $578.

     Cost of equipment sales increased primarily due to the increase in the number of handsets sold in 1997 as compared to 1996 and 1995. Offsetting this increase is a decrease caused by the decline in the average cost of handsets sold.

     Increases in depreciation and amortization expense over the past three years are primarily due to the purchase of additional wireless communications system assets by the Company. In 1997, the increase in depreciation and amortization expense caused by the purchase of additional assets, including the acquisition of the Triad properties, was offset by the change in the life by which cellular licenses are amortized. Effective January 1, 1997, the Company prospectively changed its amortization period for cellular licensing costs from 15 years to 40 years to conform more closely with industry practices. The effect of this change in 1997 was to decrease net loss by approximately $15 million and decrease the basic loss per share by $0.21.

  PCS OPERATIONS

     The Company's PCS business did not commence operations in any of its markets until February 1996. From that date through the end of 1996, six of the original seven MTA licenses purchased by the Company launched service at various times. The last of the original seven MTA licenses, Denver, became operational in May 1997. Due to the varying dates at which each of the MTAs became operational, the expenses and revenues during any period may not be representative of future operations. Additionally, during each period being discussed a portion of the operating expenses incurred in the Company's PCS operations were related to start-up costs incurred prior to the commencement of operations in each of the systems. Exclusive of depreciation and amortization expense, which was not material, approximately $5.4 million and $17.0 million of start-up costs were incurred in 1997 and 1996, respectively.

     The Company had 128,600 PCS subscribers at December 31, 1997, representing an increase of 262.3% during 1997. At December 31, 1996, the Company had 35,500 PCS subscribers.

     The following table sets forth certain financial data as it relates to the Company's PCS operations:

                                                      YEAR ENDED DECEMBER 31,
                                       -----------------------------------------------------
                                         1997      % CHANGE     1996      % CHANGE     1995
                                       --------    --------    -------    --------    ------
                                                      (DOLLARS IN THOUSANDS)
PCS revenues:
  Service revenues...................  $ 52,587     574.7%     $ 7,794
  Equipment revenues.................    25,143     158.0        9,745
                                       --------                -------
          Total revenues.............  $ 77,730                $17,539
                                       ========                =======
PCS operating expenses:
  Cost of service....................  $ 43,183     246.3      $12,470
  Cost of equipment sales............    53,469     157.2       20,789
  General and administrative.........    51,678     155.7       20,209      N.M.      $3,069
  Sales and marketing................    59,466      88.8       31,505      N.M.         339
  Depreciation and amortization......    66,875     364.6       14,395      N.M.         269
                                       --------                -------                ------
          Total operating expenses...  $274,671                $99,368                $3,677
                                       ========                =======                ======

  PCS REVENUES

     PCS service revenues grew in 1997 primarily because all seven of the original MTAs were operational during the majority of 1997 while these same MTAs were only operational during a portion of 1996. Average monthly PCS subscriber revenue per subscriber was $57.48 for 1997 as compared to $62.85 for 1996. As the Company's PCS operations only began generating revenue during 1996, the year over year trend is not necessarily representative of future trends.

     PCS equipment sales increased as a result of commercial operations in six of the Company's PCS MTAs during the entire 12 months of 1997 and the Denver MTA for eight months of 1997 as compared to only six MTAs having operations of various lengths throughout 1996. The Company anticipates continued growth in equipment sales as a result of increases in PCS subscriber additions and the commencement of commercial operations in other PCS markets.

  PCS OPERATING EXPENSES

     Cost of service expenses, cost of equipment sales, and depreciation and amortization expenses largely represent the expenses incurred by the operational PCS systems. Six of the PCS MTAs were operational during the entire 12 months of 1997 and the Denver MTA was operational for eight months of that period. Six of the PCS MTAs became operational during various times throughout 1996. Accordingly, cost of service expenses, cost of equipment sales, and depreciation and amortization expenses increased in 1997 over 1996. Similarly, general and administrative costs increased due to the costs associated with supporting the additional markets in which the Company has operations and sales and marketing costs increased as a result of the effort to increase net subscriber additions and promote the Company's PCS brand name. As the Company's PCS systems only commenced operations during 1996, the year over year trend is not necessarily representative of future trends.

OTHER INCOME (EXPENSE); EXTRAORDINARY LOSS; NET OPERATING LOSS CARRYFORWARDS

     Interest and financing expense, net of capitalized interest, increased in 1997 from 1996 and 1995 due to the increase in long-term debt. Long-term debt was incurred primarily to fund the Company's capital expenditures associated with the build-out of the Company's PCS systems. Interest expense will continue to increase in 1998 as a result of increased borrowings the Company has incurred, and will continue to incur, to fund this expansion. The weighted average interest rate, before the effect of capitalized interest, was 10.2%, 9.8% and 9.2% in 1997, 1996 and 1995, respectively.

     Extraordinary loss on early extinguishment of debt of $6.6 million in 1995 represents the charge for the unamortized portion of financing costs incurred in connection with the refinancing of the Company's then outstanding credit facility.

     The Company had available at December 31, 1997, net operating loss carryforwards ("NOLs") of approximately $640 million which will expire in the years 2002 through 2012. The Company may be limited in its ability to use these carryforwards in any one year due to ownership changes that preceded the business combination that formed the Company in July 1994. Approximately $17 million of such NOLs are subject to such limitations. Any amount of NOLs subject to such limitation that the Company is not able to use in any one year may be used in subsequent years prior to the expiration thereof. There is currently no limitation on the remaining NOLs of $623 million. Management believes that, based on a number of factors, there is sufficient uncertainty regarding the utilization of all of the Company's NOLs. See Note 9 of the Company's Notes to the consolidated financial statements.

EBITDA

     Consolidated EBITDA declined to negative $26.2 million in 1997 from negative $7.1 million in 1996 and $25.5 million in 1995 primarily due to the negative $130.1 million and negative $67.4 million EBITDA in 1997 and 1996, respectively, attributable to PCS operations offset by an increase in cellular EBITDA. Cellular EBITDA increased to $103.9 million in 1997 from $60.3 million in 1996 and $28.9 million in 1995, primarily as a result of increased revenues due to the increased subscriber base and the related cost efficiencies gained. As a result, cellular operating margin (cellular EBITDA as a percentage of cellular service revenues) increased to 35.8% in 1997 from 28.3% in 1996 and 21.4% in 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Credit Facility provides for $750 million of revolving credit and a $200 million term loan. The PCS Vendor Facility provides for $300 million of revolving credit. As of December 31, 1997, $695 million and $300 million were outstanding under the Credit Facility and the PCS Vendor Facility, respectively. As of December 31, 1997, $239 million were available for borrowing under the Credit Facility, which availability is limited by certain financial covenants. Indebtedness under the Credit Facility and the PCS Vendor Facility matures on March 31, 2006, and December 31, 2003, respectively, and bears interest at variable rates. Substantially all the assets of the Company, other than PCS licenses acquired in the FCC's D and E auctions, certain licenses acquired in the FCC's A and B auctions and certain other assets, are pledged as security for such indebtedness. The terms of the PCS Vendor Facility restrict, among other things, the sale of assets, distribution of dividends or other distributions and loans by the subsidiary of Western PCS.

     In October 1997, the Company entered into an agreement with HTL and a subsidiary of HTL pursuant to which the HTL subsidiary agreed to purchase approximately 5.1% of the outstanding capital stock of the Company for a purchase price of $74.3 million. This transaction closed in November 1997. The proceeds from the sale of the stock were used to reduce amounts outstanding under the Credit Facility. The Company and its subsidiary, Western PCS, also entered into an agreement with HTL and another HTL subsidiary pursuant to which the HTL subsidiary agreed to purchase from Western PCS 19.9% of the outstanding capital stock of Western PCS for an aggregate purchase price of $248.4 million. This transaction closed in February 1998. Of such $248.4 million, approximately $113.4 million was paid to the Company as a repayment of advances made to Western PCS as required by the HTL Investment agreement which, in turn, was used by the Company to reduce amounts outstanding under the Credit Facility.

     During 1998, the Company anticipates spending approximately $275 million to complete construction of the build-out of the Seattle-Tacoma, Phoenix and Tuscon BTA systems, to provide funds to Cook Inlet PCS for the build-out of certain BTA markets and to expand the build-out of its PCS MTA systems. The Company will utilize $135 million of the net proceeds of the HTL Investment, other cash on hand, amounts available for borrowing under the Credit Facility, and if available, other sources of funding, for such purposes. In addition, further funds (which may be significant) will be required to finance the continued growth of its PCS operations, provide for working capital and service debt. The Company believes such sources will be sufficient for the operations of the business. The Company continues to consider and expects to pursue additional sources of funding to enable the further development of the PCS business. Such sources may include the issuance of additional indebtedness and/or the sale of additional equity at the parent or subsidiary level. There can be no assurance that such funds will be available to the Company on acceptable or favorable terms.

     Net cash used in operating activities was $114.5 million in 1997. Adjustments to the $265.5 million net loss to reconcile to net cash used in operating activities primarily included $133.5 million of depreciation and amortization. Other adjustments included changes in operating assets and liabilities, net of effects from consolidating acquired interests, consisting of
(i) an increase of $54.9 million in accrued liabilities, primarily attributable to an increase in property taxes and interest, (ii) an increase of $23.9 million in accounts receivable, net, as a result of the increase in total revenues, and
(iii) an increase of $16.9 million in prepaid expenses and other current assets, primarily due to $15 million in escrow for the final payment to Triad which was released in January 1998. Net cash used in operating activities was $61.3 million and $0.7 million in 1996 and 1995, respectively.

     Net cash used in investing activities was $652.3 million in 1997. Investing activities for such period consisted primarily of (i) purchases of wireless licenses and other intangible assets of $71.9 million, of which $71.6 was attributable to the purchase of the PCS licenses for which the Company was the high bidder in the FCC's D and E Block auctions, (ii) purchases of property and equipment of $318.8 million, of which $264.4 million was attributable to PCS capital expenditures incurred in relation to the build out and expansion of the PCS MTAs, and (iii) acquisitions of wireless properties, net of cash acquired, of $195.8 million, primarily attributable to the purchase of the Triad licenses and properties during the fourth quarter of 1997. Net cash used in investing activities was $489.1 million and $293.6 million in 1996 and 1995, respectively.

     Net cash provided by financing activities was $727.4 million in 1997. Financing activities for such period consisted of $652 million of net additions to long-term debt and the issuance of 3,888,888 shares of Class A Common stock to HTL in November in consideration for $74.3 million. Net cash provided by financing activities was $596.7 million and $295.1 million in 1996 and 1995, respectively.

     In the ordinary course of business, the Company continues to evaluate acquisition opportunities, joint ventures and other potential business transactions. Such acquisitions, joint ventures and business transactions may be material. Such transactions may also require the Company to seek additional sources of funding through the issuance of additional debt and/or additional equity at the parent or subsidiary level. There can be no assurance that such funds will be available to the Company on acceptable or favorable terms.

     As previously mentioned, the Company holds a 49.9% interest in Cook Inlet PCS. Cook Inlet PCS is subject to the FCC's build-out requirements and will require significant additional amounts to complete the build-out of its PCS systems and to meet the government debt service requirements on the C and F Block license purchase prices. The potential sources of such additional funding include vendor loans, loans or capital contributions by the partners of Cook Inlet PCS or other third party financing. To date, the Company has funded the operations of Cook Inlet PCS through the issuance of promissory notes. At December 31, 1997, the Company had advanced funds totaling $36.0 million to Cook Inlet PCS under such promissory notes.

YEAR 2000 ISSUES

     The Company, like most owners and licensees of computer software, will be required to modify significant portions of its software so that it will function properly in the year 2000. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. The Company is in the planning phase of its year 2000 compliance project and does not, as of yet, have a determinable estimate of the costs to be incurred. The Company expects to incur internal staff costs as well as consulting and other expenses related to infrastructure and facilities enhancements necessary to prepare the systems for the year 2000. The Company expects its year 2000 compliance project to be completed on a timely basis.

SEASONALITY

     The Company, and the wireless communications industry in general, have historically experienced significant subscriber growth during the fourth calendar quarter. Accordingly, during such quarter the Company experiences greater losses on equipment sales and increases in sales and marketing expenses. The Company has historically experienced highest usage and revenue per subscriber during the summer months. The Company expects these trends to continue.

                                    BUSINESS
INTRODUCTION

     Western Wireless provides wireless communications services in the western United States. The Company owns an aggregate of 199 cellular and PCS licenses for a geographic area covering approximately 68.0 million persons (counting only once those persons that may be served by both cellular and PCS systems owned by the Company). In addition, Western Wireless is a partner in ventures owning 25 PCS licenses for a geographic area covering approximately 15.5 million persons (some of which overlap license areas owned by the Company). Western Wireless' combined cellular and PCS licenses, together with licenses held by the ventures in which it is a partner, cover approximately 59% of the land in the continental United States. In its consolidated cellular and PCS markets, the Company served 648,600 subscribers at December 31, 1997.

     The Company operates its cellular systems under the CELLULAR ONE brand name. It holds 88 cellular licenses and operates cellular systems in 72 RSAs and 16 MSAs with an aggregate population of approximately 7.5 million persons. The Company's cellular systems cover over 95% of such population. In its consolidated cellular markets, the Company served approximately 520,000 subscribers at December 31, 1997.

     The Company operates its PCS systems under its proprietary VoiceStream brand name, and through Western PCS, holds an 80.1% interest in 111 broadband PCS licenses covering approximately 64.2 million persons. The Company operates PCS systems in seven MTAs -- Honolulu, Salt Lake City, El Paso/Albuquerque, Portland, Oklahoma City, Des Moines/Quad Cities and Denver -- covering an aggregate population of approximately 20.2 million persons. The Company obtained 96 of its broadband PCS licenses for BTAs in the FCC's 1997 D and E Block auctions and acquired an additional eight PCS licenses for BTAs through an acquisition; it has not yet commenced operations in any of such BTA markets. Cook Inlet PCS, a partnership in which the Company holds a 49.9% limited partnership interest, owns broadband PCS licenses in 21 BTAs, including seven that were acquired in the FCC's F Block auction in 1997. Cook Inlet PCS initiated service using the VoiceStream brand name in the Tulsa, Oklahoma BTA in June 1997. Through a joint venture, PCS service is available under the VoiceStream brand name in the Wichita, Kansas BTA market. In its PCS markets, the Company uses the internationally-proven GSM technology as the network standard. GSM is the leading digital wireless standard worldwide, with systems operating in approximately 109 countries, including the United States, and serving over 80 million subscribers. In its consolidated PCS markets, the Company served approximately 128,600 subscribers at December 31, 1997.

     Western Wireless is also engaged in activities related to its principal wireless communications business. The Company has interests in entities which own wireless licenses in certain foreign countries, including Ghana, Iceland and the Republics of Latvia and Georgia. During 1997, the ventures in Latvia and Georgia commenced operations. In addition, the Company has interests in entities which have made wireless license applications in certain other foreign countries. Finally, the Company operates paging systems in eight western states and at December 31, 1997 served 31,900 paging customers.

  STRATEGY

     The Company's principal focus is on the operation of wireless communications systems in the western United States. The Company believes that cellular is the optimum technology for rural, less densely populated areas where it can provide service on the most cost-effective basis, and that PCS is the optimum technology for more densely populated urban areas where analog cellular systems are more expensive to deploy and face potential capacity constraints. The Company's acquisition of PCS licenses has enabled it to significantly expand both its customer base and geographic coverage and to offer enhanced wireless communications services. The Company's focus with its PCS licenses has been, and will continue to be, to commence operations in the most densely populated areas within its PCS systems.

     The Company's operating strategy is to (i) construct and commence operations with high quality systems and extensive coverage in rural areas with its cellular systems and in urban areas with its PCS systems; (ii) continue to expand its operations through increased subscriber growth and usage; (iii) utilize its centralized management and back office functions to support the needs of its subscribers, thereby further improving operating efficiencies and generating greater economies of scale; and (iv) strategically acquire cellular and PCS properties. The Company is implementing its strategy by continuing to build its PCS systems, offering a wide range of products and services at competitive prices, continually upgrading the quality of its network, establishing strong brand recognition, creating a strong sales and marketing program tailored to local markets and providing a superior level of customer service.

     The Company plans to continue to take advantage of opportunities to enter new geographic markets, including international ventures. The Company also plans to offer services as a Competitive Local Exchange Carrier (CLEC) in select markets.

THE WIRELESS COMMUNICATIONS INDUSTRY

  OVERVIEW

     Wireless communications systems use a variety of radio frequencies to transmit voice and data. Broadly defined, the wireless communications industry includes one-way radio applications, such as paging or beeper services, and two-way radio applications, such as cellular, PCS and ESMR networks. Historically, each application has been licensed and operates in a distinct radio frequency block.

     Since its introduction in 1983, wireless service has grown dramatically. As of December 31, 1997, according to Cellular Telecommunications Industry Association ("CTIA"), there were 55.3 million wireless subscribers in the United States, representing a penetration rate of 20.4% and a growth of 25.6% from December 31, 1996.

     The following table sets forth certain domestic wireless industry statistics published semi-annually by CTIA:


                                                        YEAR ENDED DECEMBER 31,
                                             ----------------------------------------------
                                              1993      1994      1995      1996      1997
                                             ------    ------    ------    ------    ------
Total Service Revenues (in billions).......  $ 10.9    $ 14.2    $ 19.0    $ 23.6    $ 27.5
Ending Wireless Subscribers (in
  millions)................................    16.0      24.1      33.8      44.0      55.3
Subscriber Growth..........................    45.1%     50.8%     40.0%     30.4%     25.6%
Average Monthly Subscriber Revenue per
  Subscriber.............................. .  $58.74    $51.48    $47.59    $44.66    $41.12
Ending Penetration.........................     6.2%      9.4%     13.0%     17.0%     20.4%



     These statistics represent results for the industry as a whole. Average Monthly Subscriber Revenue per Subscriber reflects service revenues (excluding roaming revenue) divided by the average number of wireless subscribers during that year.

     The following chart illustrates the growth in U.S. wireless subscribers through December 31, 1997:

1984                                                                        0.2
1985                                                                       0.34
1986                                                                       0.68
1987                                                                       1.23
1988                                                                          2
1989                                                                          4
1990                                                                          5
1991                                                                          8
1992                                                                         11
1993                                                                         16
1994                                                                         24
1995                                                                         34
1996                                                                         44
1997                                                                       55.3

            SOURCE: CELLULAR TELECOMMUNICATIONS INDUSTRY ASSOCIATION

     In the wireless communications industry, there are two principal services licensed by the FCC for transmitting voice and data signals, "cellular services" and "PCS." Cellular service is the predominant form of wireless voice communications service currently available. The FCC has made available for cellular service a portion of the radio spectrum from 830-870 MHz. Cellular service is capable of providing high quality, high capacity service to and from mobile, portable and stationary telephones. Cellular handsets are affordable and easy to use and offer important benefits to both business and residential consumers. Fully equipped, multi-cell cellular systems are capable of handling thousands of calls at any given time and thus are capable of providing service to hundreds of thousands of subscribers in a given market. See "-- Products and Services."

     Cellular systems are primarily analog based systems, although digital technology has been introduced in certain markets. Analog technology currently has several limitations, including lack of privacy and limited capacity. Digital systems convert voice or data signals into a stream of digits that is compressed before transmission, enabling a single radio channel to carry multiple simultaneous signal transmissions. This enhanced capacity, along with improvements in digital signaling, allows digital-based wireless technologies to offer new and enhanced services, such as greater call privacy, and robust data transmission features, such as "mobile office" applications (including facsimile, electronic mail and wireless connections to computer/data networks, including the Internet). See "-- Operation of Wireless Communications Systems."

     PCS is a term commonly used in the United States to describe a portion of radio spectrum (1850-1990 MHz). PCS spectrum was auctioned by the FCC beginning with the A and B Blocks, which were auctioned by the FCC in late 1994 and 1995. In late 1995 and in 1996, the C Block was auctioned and the FCC concluded simultaneous auctions of the D, E and F Blocks in 1997. This portion of radio spectrum is to be used by PCS licensees to provide wireless communications services. PCS competes directly with existing cellular telephone, paging and specialized mobile radio services. PCS also includes features that are not generally offered by cellular providers, such as data transmissions to and from portable computers, advanced paging services and facsimile services. In addition, wireless providers may offer mass market wireless local loop applications in competition with wired local communications services. See
"-- Governmental Regulation" for a discussion of the FCC auction process and allocation of wireless licenses.

     The Company, and the wireless communications industry in general, have historically experienced significant subscriber growth during the fourth calendar quarter. The Company has historically experienced highest usage and revenue per subscriber during the summer months. The Company expects these trends to continue.

  OPERATION OF WIRELESS COMMUNICATIONS SYSTEMS

     Wireless communications system service areas, whether cellular or PCS, are divided into multiple cells. Due to the frequencies in which they operate, cellular cells generally have a wider transmission radius than PCS cells. In both cellular and PCS systems, each cell contains a transmitter, a receiver and signaling equipment (the "Cell Site"). The Cell Site is connected by microwave or landline telephone lines to a switch that uses computers to control the operation of the cellular communications system for the entire service area. The system controls the transfer of calls from cell to cell as a subscriber's handset travels, coordinates calls to and from handsets, allocates calls among the cells within the system and connects calls to the local landline telephone system or to a long distance telephone carrier. Wireless communications providers establish interconnection agreements with local exchange carriers and interexchange carriers, thereby integrating their system with the existing landline communications system.

     Because the signal strength of a transmission between a handset and a Cell Site declines as the handset moves away from the Cell Site, the switching office and the Cell Site monitor the signal strength of calls in progress. When the signal strength of a call declines to a predetermined level, the switching office may "hand off" the call to another Cell Site where the signal strength is stronger. If a handset leaves the service area of a cellular or PCS system, the call is disconnected unless there is a technical connection with the adjacent system.

     Analog cellular handsets are functionally compatible with cellular systems in all markets within the United States. As a result, analog cellular handsets may be used wherever a subscriber is located, as long as a cellular system is operational in the area. Cellular system operators normally agree to provide service to subscribers from other cellular systems who are temporarily located in or traveling through their service areas. Agreements among system operators provide that the carrier that normally provides services to the roaming subscriber pays the serving carrier at rates prescribed by the serving carrier.

     Although PCS and cellular systems utilize similar technologies and hardware, they operate on different frequencies and use different technical and network standards. As a result, and as discussed further below, it is often not possible for users of one type of system to "roam" on a different type of system outside of their service area, or to hand off calls from one type of system to another. This is also true for PCS subscribers seeking to roam in a PCS service area served by operators using different technical standards.

     PCS systems operate under one of three principal digital signal transmission technologies, or standards, that have been proposed by various operators and vendors for use in PCS systems: GSM, CDMA or TDMA. GSM and TDMA are both "time division-based" standards but are incompatible with each other and with CDMA. Accordingly, a subscriber of a system that utilizes GSM technology is unable to use a GSM handset when traveling in an area not served by GSM-based PCS operators, unless the subscriber carries a dual-mode handset that permits the subscriber to use the analog cellular system in that area. Such dual-mode GSM handsets, while currently available from Nokia, may not be available in adequate supply until the third quarter of 1998 and are more expensive than single-mode handsets.

CELLULAR OPERATIONS

     The Company operates cellular systems in 72 RSAs and 16 smaller MSAs, and generally owns 100% of each of its cellular licenses. In such rural markets, the Company believes that its cellular systems, which can cover large geographic areas with relatively few cell sites, provide the optimum cost efficient wireless service technology. In contrast, PCS technology requires more closely located cell sites to broadcast over extended geographic areas. Accordingly, PCS service will be less efficient and more expensive to deploy in rural markets than cellular service, making it likely that PCS competitors will delay or avoid entry into such markets.

     The Company has experienced rapid growth of its cellular operations during the last three years. The number of the Company's cellular subscribers grew to 520,000 at December 31, 1997 from 112,800 at December 31, 1994. Service (subscriber, roamer and other) revenues grew to $290.5 million in 1997 from $55.6 million in 1994 and operating income from cellular operations before interest, taxes and depreciation and amortization increased to $103.9 million in 1997 from $2.1 million in 1994. The Company believes these results reflect the strong demand for wireless services in its markets, the success of its marketing strategy and its management capabilities. See "Risk Factors," "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company believes based upon its experience that several attributes of RSAs and small MSAs make such markets inherently attractive. Such attributes include high subscriber growth rates, population bases of customers with substantial needs for wireless communications, the ability to cover larger geographic areas with fewer cell sites than is possible in urban areas and less competition.

     The Company offers its subscribers high quality cellular communications, as well as several custom calling services, such as call forwarding, call waiting, conference calling, voice message storage and retrieval and no-answer transfer. The Company provides extended regional and national service to cellular subscribers in its markets, through its membership in NACN, thereby allowing them to make and receive calls while in other cellular service areas without dialing special access codes. NACN is the largest wireless telephone network system in the world, linking non-wireline cellular operators throughout the United States, Canada, Puerto Rico and the Virgin Islands.

     The Company has roaming arrangements with virtually every cellular carrier in North America. The Company also has roaming arrangements with certain cellular carriers in areas adjacent to the Company's markets that provide the Company's customers attractive rates when roaming in these surrounding areas. In addition, the Company has roaming arrangements with several PCS service providers, including Sprint Spectrum, AT&T Wireless, AirTouch, Southwestern Bell and PrimeCo., that allow their customers to roam in the Company's cellular markets with dual-mode handsets.

CELLULAR MARKETS AND SYSTEMS

     The Company owns FCC licenses to provide wireless cellular communications services in 88 separate markets. The Company's pops by cellular market are as follows:

                                                                                               THE
                                                              POPULATION    OWNERSHIP       COMPANY'S
                    CELLULAR MARKETS(1)                          (2)        PERCENTAGE    POPULATION(2)
                    -------------------                       ----------    ----------    -------------
California
Mono (CA-6).................................................     29,000        100             29,000
                                                              ---------                     ---------
      California Total......................................     29,000                        29,000
                                                              ---------                     ---------
Colorado
Pueblo......................................................    134,000        100            134,000
Elbert (CO-5)...............................................     34,000        100             34,000
Saguache (CO-7).............................................     50,000        100             50,000
Kiowa (CO-8)................................................     48,000        100             48,000
Costilla (CO-9).............................................     30,000        100             30,000
                                                              ---------                     ---------
      Colorado Total........................................    296,000                       296,000
                                                              ---------                     ---------
Idaho
Idaho (ID-2)(3).............................................     80,000        100             80,000
                                                              ---------                     ---------
      Idaho Total...........................................     80,000                        80,000
                                                              ---------                     ---------

                                                                                               THE
                                                              POPULATION    OWNERSHIP       COMPANY'S
                    CELLULAR MARKETS(1)                          (2)        PERCENTAGE    POPULATION(2)
                    -------------------                       ----------    ----------    -------------
Iowa
Sioux City..................................................    123,000        100            123,000
Monona (IA-8)...............................................     55,000        100             55,000
                                                              ---------                     ---------
      Iowa Total............................................    178,000                       178,000
                                                              ---------                     ---------
Kansas
Jewell (KS-3)...............................................     54,000        100             54,000
Marshall (KS-4).............................................    137,000        100            137,000
Ellsworth (KS-8)............................................    131,000        100            131,000
Morris (KS-9)...............................................     59,000        100             59,000
Franklin (KS-10)............................................    110,000        100            110,000
Reno (KS-14)................................................    177,000        100            177,000
                                                              ---------                     ---------
      Kansas Total..........................................    668,000                       668,000
                                                              ---------                     ---------
Minnesota
Kittson (MN-1)..............................................     49,000        100             49,000
Lake of the Woods (MN-2-A1).................................     26,000        100             26,000
Chippewa (MN-7).............................................    172,000        100            172,000
Lac qui Parie (MN-8)........................................     68,000        100             68,000
Pipestone (MN-9)............................................    133,000        100            133,000
                                                              ---------                     ---------
      Minnesota Total.......................................    448,000                       448,000
                                                              ---------                     ---------
Missouri
Bates (MO-9)................................................     81,000        100             81,000
                                                              ---------                     ---------
      Missouri Total........................................     81,000                        81,000
                                                              ---------                     ---------
Montana
Billings....................................................    131,000         98            128,000
Great Falls.................................................     82,000        100             82,000
Lincoln (MT-1)..............................................    158,000        100            158,000
Toole (MT-2)................................................     37,000        100             37,000
Malta (MT-3)................................................     16,000        100             16,000
Daniels (MT-4)..............................................     41,000        100             41,000
Mineral (MT-5)..............................................    194,000        100            194,000
Deer Lodge (MT-6)...........................................     66,000        100             66,000
Fergus (MT-7)...............................................     31,000        100             31,000
Beaverhead (MT-8)...........................................     96,000        100             96,000
Carbon (MT-9)...............................................     34,000        100             34,000
Prairie (MT-10).............................................     20,000        100             20,000
                                                              ---------                     ---------
      Montana Total.........................................    906,000                       903,000
                                                              ---------                     ---------
Nebraska
Lincoln.....................................................    237,000        100            237,000
Cherry (NE-2)...............................................     31,000        100             31,000
Knox (NE-3).................................................    120,000        100            120,000
Grant (NE-4)................................................     36,000        100             36,000
Columbus (NE-5)(4)..........................................    149,000        100            149,000
Keith (NE-6)................................................    110,000        100            110,000
Hall (NE-7).................................................     94,000        100             94,000
Chase (NE-8)................................................     58,000        100             58,000
Adams (NE-9)................................................     82,000        100             82,000
Cass (NE-10)................................................     88,000        100             88,000
                                                              ---------                     ---------
      Nebraska Total........................................  1,005,000                     1,005,000
                                                              ---------                     ---------
Nevada
Humbolt (NV-1)..............................................     44,000        100             44,000
Lander (NV-2)...............................................     50,000        100             50,000
Mineral (NV-4)..............................................     38,000        100             38,000
White Pine (NV-5)...........................................     14,000        100             14,000
                                                              ---------                     ---------
      Nevada Total..........................................    146,000                       146,000
                                                              ---------                     ---------
New Mexico
Lincoln (NM-6)..............................................    255,000        100            255,000
                                                              ---------                     ---------
      New Mexico Total......................................    255,000                       255,000
                                                              ---------                     ---------

                                                                                               THE
                                                              POPULATION    OWNERSHIP       COMPANY'S
                    CELLULAR MARKETS(1)                          (2)        PERCENTAGE    POPULATION(2)
                    -------------------                       ----------    ----------    -------------
North Dakota
Bismarck....................................................     95,000        100             95,000
Fargo.......................................................    171,000        100            171,000
Grand Forks.................................................    106,000        100            106,000
Divide (ND-1)...............................................    106,000        100            106,000
Bottineau (ND-2)............................................     62,000        100             62,000
McKenzie (ND-4).............................................     63,000        100             63,000
Kidder (ND-5)...............................................     48,000        100             48,000
                                                              ---------                     ---------
      North Dakota Total....................................    651,000                       651,000
                                                              ---------                     ---------
Oklahoma
Beckham (OK-7)..............................................    133,000        100            133,000
Jackson (OK-8)..............................................     99,000        100             99,000
                                                              ---------                     ---------
      Oklahoma Total........................................    232,000                       232,000
                                                              ---------                     ---------
South Dakota
Rapid City..................................................    114,000        100            114,000
Sioux Falls.................................................    142,000         99            141,000
Harding (SD-1)..............................................     38,000        100             38,000
Corson (SD-2)...............................................     23,000        100             23,000
McPherson (SD-3)............................................     54,000        100             54,000
Marshall (SD-4).............................................     71,000        100             71,000
Custer (SD-5)...............................................     27,000        100             27,000
Haakon (SD-6)...............................................     41,000        100             41,000
Sully (SD-7)................................................     67,000        100             67,000
Kingsbury (SD-8)............................................     74,000        100             74,000
Harrison (SD-9).............................................    100,000        100            100,000
                                                              ---------                     ---------
      South Dakota Total....................................    751,000                       750,000
                                                              ---------                     ---------
Texas
Abilene.....................................................    157,000        100            157,000
Lubbock.....................................................    237,000        100            237,000
Midland.....................................................    121,000         96            116,000
Odessa......................................................    125,000         96            120,000
San Angelo..................................................    103,000        100            103,000
Dallam (TX-1)...............................................     56,000        100             56,000
Hansford (TX-2).............................................     89,000        100             89,000
Parmer (TX-3)...............................................    139,000        100            139,000
Briscoe (TX-4)..............................................     40,000        100             40,000
Hardeman (TX-5).............................................     77,000        100             77,000
Gaines (TX-8)...............................................    136,000        100            136,000
Hudspeth (TX-12)............................................     27,000        100             27,000
Reeves (TX-13)..............................................     33,000        100             33,000
Loving (TX-14)..............................................     45,000        100             45,000
                                                              ---------                     ---------
      Texas Total...........................................  1,385,000                     1,375,000
                                                              ---------                     ---------
Utah
Juab (UT-3).................................................     58,000        100             58,000
Beaver (UT-4)...............................................    119,000        100            119,000
Piute (UT-6)................................................     30,000        100             30,000
                                                              ---------                     ---------
      Utah Total............................................    207,000                       207,000
                                                              ---------                     ---------
Wyoming
Casper......................................................     66,000        100             66,000
Sheridan (WY-2).............................................     80,000        100             80,000
Douglas (WY-5)..............................................     13,000         49              6,000
                                                              ---------                     ---------
      Wyoming Total.........................................    159,000                       152,000
                                                              ---------                     ---------
Cellular Total..............................................  7,477,000                     7,456,000
                                                              =========                     =========

---------------
(1) Excludes two markets containing a population of 226,000 in which the Company operates under an Interim Operating Authority ("IOA").

(2) Estimated 1998 populations are based on 1997 estimates by Equifax adjusted by the Company by a growth factor based upon Equifax's growth factors from 1995 to 1997.

(3) The population for Idaho 2 includes 5,000 persons in Idaho 3 because the Company has construction permits under its Idaho 2 license to build Cell Sites to cover such persons.

(4) The Company has entered into a definitive purchase agreement for this market. The transaction is expected to close during the third quarter of 1998. The Company previously operated this market under an IOA.

PCS OPERATIONS

     Through Western PCS, the Company holds an 80.1% interest in 111 PCS licenses, covering approximately 64.2 million persons. The Company operates PCS systems in the Honolulu, Salt Lake City, El Paso/Albuquerque, Portland, Oklahoma City, Des Moines/Quad Cities and Denver MTAs, and is constructing the initial phase of its PCS systems in the Seattle-Tacoma, Phoenix and Tucson BTAs. The Company has not yet finalized its construction plans for all of the licenses purchased in the D and E Block auctions. Cook Inlet PCS provides service in the Tulsa, Oklahoma BTA utilizing the VoiceStream brand name, and is in the planning stage of developing a PCS system in the Spokane BTA. Through joint ventures, PCS services are offered or will be offered under the VoiceStream brand name in the Wichita, Kansas BTA with Omnipoint Corp. and certain BTAs in Iowa with Iowa Network Services.

     The Company has experienced rapid growth of its PCS operations since inception in February 1996. During such period, the number of the Company's PCS subscribers grew to 128,600 at December 31, 1997 and service (subscriber, roamer and other) revenues grew to $52.6 million for 1997. The Company believes these results reflect the strong demand for wireless services in its markets, the success of its marketing strategy and its management capabilities. See "Risk Factors," "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company believes its PCS service offerings are broader than those generally offered by cellular systems in the Company's PCS markets. PCS service offerings include all of the services typically provided by cellular systems, as well as paging, caller identification, text messaging, smart cards, voice mail, over-the-air activation and over-the-air subscriber profile management.

     The Company's goal is to achieve significant market penetration by aggressively marketing competitively priced PCS services under its proprietary VoiceStream brand name, offering enhanced services not generally provided by cellular operators and providing superior customer service. In addition, the Company is well-positioned to be a low-cost provider of PCS services by taking advantage of the existing business infrastructure, including centralized management, marketing, billing and customer service functions, and by focusing on efficient customer acquisition and retention.

     The Company's experience is that PCS technology is better suited to urban areas than rural areas. PCS cell sites operate at a higher frequency than cellular cell sites and, therefore, typically have a smaller coverage area. Unlike rural areas, wireless systems in urban areas require substantial frequency "reuse" to provide high capacity. PCS systems allow for comparatively higher frequency reuse as compared to both digital and analog cellular systems, and as a result provide higher capacity, and resultant cost advantages, in urban areas.

     The Company selected GSM as the digital standard for its PCS system because the Company believes it has significant advantages over the other competing digital standards, including the experience of years of proven operability in Europe and Asia, enhanced features and an open system architecture that will allow the Company to choose from a variety of equipment options and providers. GSM is the leading digital wireless standard in the world, with over 80 million customers in 109 countries.

     The Company has entered into roaming agreements with substantially all of the licensees that have chosen to deploy the GSM standard in their PCS markets in the United States which will provide for roaming by the Company's PCS subscribers into these carriers' PCS markets, and vice versa, when such systems are operational. The Company also has over 70 reciprocal roaming agreements with a variety of international carriers who have chosen to deploy the GSM standard.

PCS MARKETS AND SYSTEMS

     The Company owns 80.1% of Western PCS which holds 111 FCC licenses to provide wireless PCS communications services in the markets listed below. The MTA licenses owned by the Company are 30 MHz blocks in the A and B Blocks and the BTA licenses are 10 MHz blocks in the D and E Blocks. See "-- Governmental Regulation -- Licensing of PCS Systems."

                  PCS MTA MARKETS                            PCS BTA MARKETS          POPULATION(1)
                  ---------------                            ---------------          -------------
Honolulu                                                                                1,198,000
Portland                                                                                3,561,000
Salt Lake City                                                                          3,120,000
                                                     St. George                           130,000
Denver                                                                                  4,641,000
El Paso/Albuquerque                                                                     2,540,000
Oklahoma City                                                                           2,009,000
                                                     Enid                                  87,000
                                                     Oklahoma City                      1,416,000
                                                     Ponca City                            47,000
                                                     Stillwater                            77,000
Des Moines/Quad Cities(2)(4)                                                            3,124,000
Seattle
                                                     Seattle-Tacoma                     2,988,000
                                                     Olympia-Centralia                    323,000
Phoenix
                                                     Phoenix                            3,013,000
                                                     Tucson                               812,000
                                                     Yuma                                 142,000
                                                     Prescott                             149,000
                                                     Flagstaff                            115,000
                                                     Sierra Vista-Douglas                 117,000
                                                     Nogales                               39,000
San Antonio
                                                     San Antonio                        1,783,000
                                                     Corpus                               559,000
                                                     Christi McAllen                      582,000
                                                     Brownsville/Harlingen                352,000
                                                     Laredo                               213,000
Dallas
                                                     Austin                             1,171,000
                                                     Amarillo                             399,000
                                                     Abilene                              261,000
                                                     Odessa(3)                            220,000
                                                     San Angelo                           164,000
                                                     Midland(3)                           126,000
                                                     Paris                                 92,000
                                                     Clovis                                81,000
                                                     Brownwood                             63,000
                                                     Hobbs                                 58,000
                                                     Big Spring                            35,000
                                                     Lubbock                              405,000

                  PCS MTA MARKETS                            PCS BTA MARKETS          POPULATION(1)
                  ---------------                            ---------------          -------------
St. Louis
                                                     St. Louis                          2,852,000
                                                     Carbondale-Marion                    218,000
                                                     Columbia Cape                        208,000
                                                     Girardeau-Sikeston                   188,000
                                                     Quincy-Hannibal                      182,000
                                                     Poplar Bluff                         154,000
                                                     Jefferson City                       154,000
                                                     Mount Vernon-Centralia               125,000
                                                     Rolla                                 93,000
                                                     West Plains                           77,000
                                                     Kirksville                            57,000
Milwaukee
                                                     Milwaukee                          1,808,000
Cleveland
                                                     Cleveland-Akron                    2,968,000
                                                     Canton-New Philadelphia              533,000
                                                     Youngstown-Warren                    487,000
                                                     Erie                                 280,000
                                                     Mansfield                            230,000
                                                     Sandusky                             139,000
                                                     Sharon                               122,000
                                                     East Liverpool-Salem                 113,000
                                                     Ashtabula                            104,000
                                                     Meadville                             91,000
San Francisco
                                                     San Francisco                      6,843,000
Spokane
                                                     Billings                             325,000
                                                     Great Falls                          167,000
                                                     Walla Walla-Pendelton                168,000
                                                     Kennewick-Pasco-Richland             188,000
                                                     Missoula                             171,000
                                                     Lewiston-Moscow                      124,000
                                                     Butte                                 68,000
                                                     Bozeman                               80,000
                                                     Kalispell                             75,000
                                                     Helena                                69,000
Wichita
                                                     Wichita                              637,000
                                                     Salina                               147,000
                                                     Hutchinson                           127,000
Tulsa
                                                     Coffeyville                           63,000
Omaha
                                                     Lincoln                              335,000
                                                     Grand Island-Kearney                 149,000
                                                     Norfolk                              115,000
                                                     North Platte                          86,000
                                                     Hastings                              74,000
                                                     McCook                                35,000
Kansas City
                                                     Manhattan-Junction City              124,000

                  PCS MTA MARKETS                            PCS BTA MARKETS          POPULATION(1)
                  ---------------                            ---------------          -------------
Minneapolis
                                                     Fargo                                314,000
                                                     Grand Forks                          214,000
                                                     Sioux Falls                          233,000
                                                     Bismarck                             131,000
                                                     Aberdeen                              88,000
                                                     Mitchell                              85,000
                                                     Watertown                             78,000
                                                     Bemidji                               64,000
                                                     Huron                                 55,000
                                                     Willmar-Marshall                      83,000
                                                     Worthington                           96,000
Chicago
                                                     Jacksonville                          71,000
Little Rock
                                                     Little Rock                          944,000
                                                     Fort Smith                           315,000
                                                     Fayetteville-Sprindale-Rogers        292,000
                                                     Jonesboro-Paragould                  176,000
                                                     Pine Bluff                           151,000
                                                     Hot Springs                          136,000
                                                     Russellville                          96,000
                                                     Harrison                              90,000
Cincinnati
                                                     Dayton-Springfield                 1,225,000
Richmond
                                                     Norfolk-VA Beach                   1,761,000
                                                     Richmond-Petersburg                1,179,000
                                                     Danville                             168,000
                                                     Lynchburg                            157,000
                                                     Staunton-Waynesboro                  106,000
                                                     Martinsville                          88,000
                                                                                       ----------
                                                     PCS Total(5)                      64,204,000
                                                                                       ==========

---------------
(1) Estimated 1998 populations are based on 1997 estimates by Equifax adjusted by the Company by a growth factor based upon Equifax's growth factors from 1995 to 1997.

(2) "Quad Cities" refers to the cities of Moline and Rock Island, Illinois, and Bettendorf and Davenport, Iowa.

(3) The Company was the high bidder on two 10MHz licenses in each of these BTAs.

(4) The Company owns a license for the Des Moines/Quad Cities MTA consisting of the following: 30 MHz in seven urban counties within the Des Moines BTA, which is part of the Des Moines/ Quad Cities MTA, and 10 MHz in all the other counties within the Des Moines/Quad Cities MTA. The Company contributed the other 20 MHz in the Des Moines/Quad Cities MTA to a joint venture that will operate such markets utilizing the VoiceStream brand name. The population of the markets to be served by this joint venture is 2,556,000.

(5) Total PCS pops reflected here are net of the Oklahoma BTA markets which overlap the Oklahoma MTA markets and the Salt Lake City BTA markets which overlap the Salt Lake City MTA markets.

     Cook Inlet PCS is a Delaware limited partnership ultimately controlled by Cook Inlet Region, Inc., an Alaska Native Regional Corporation, which qualifies Cook Inlet PCS for additional benefits available to a small business. The Company has a 49.9% partnership interest in Cook Inlet PCS. Cook Inlet PCS began operations in the Tulsa BTA in June 1997, and has commenced construction of its system in the Spokane BTA. Cook Inlet PCS has not yet finalized its construction plans for the other licenses it owns.

     Cook Inlet PCS owns FCC licenses to provide wireless PCS communications services in 21 separate BTA markets. The licenses owned by Cook Inlet PCS are 30 MHz blocks in the C Block except as noted below. See "-- Governmental
Regulation -- Licensing of PCS Systems."

           PCS MTA MARKETS                        PCS BTA MARKETS             POPULATION(1)
           ---------------                        ---------------             -------------
Seattle
                                       Seattle-Tacoma(2)                        2,988,000
                                       Yakima                                     249,000
                                       Bremerton                                  239,000
                                       Wenatchee                                  199,000
                                       Aberdeen                                    89,000
                                       Port Angeles                                89,000
                                       Bellingham(2)                              155,000
Spokane
                                       Spokane                                    729,000
                                       Walla Walla-Pendleton                      168,000
Phoenix
                                       Phoenix(2)                               3,013,000
                                       Tucson(2)                                  812,000
Dallas
                                       Temple-Killeen(2)                          361,000
                                       Wichita Falls                              216,000
                                       Sherman-Denison                            162,000
Tulsa
                                       Tulsa                                      905,000
                                       Muskogee                                   161,000
                                       Coffeyville                                 63,000
                                       Bartlesville                                47,000
Kansas City
                                       Pittsburg-Parsons(2)                        92,000
Minneapolis
                                       Worthington(3)                              96,000
Cincinnati
                                       Cincinnati(2)                            2,136,000
                                                                               ----------
                                       Total                                   12,969,000
                                                                               ==========

---------------
(1) Estimated 1998 populations are based on 1997 estimates by Equifax adjusted by the Company by a growth factor based upon Equifax's growth factors from 1995 to 1997.

(2) Represents a 10 MHz license obtained in the F Block auctions. See "-- Governmental Regulation -- Licensing of PCS Systems."

(3) Cook Inlet PCS has entered into an agreement to sell this license to a third party. This transaction is anticipated to close during the second quarter of 1998.

PRODUCTS AND SERVICES

     The Company provides a variety of wireless products and services designed to match a range of needs for business and personal use.

  CELLULAR

     The Company offers its subscribers high quality cellular communications, as well as several custom calling services, such as call forwarding, call waiting, conference calling, voice message storage and retrieval and no-answer transfer. In addition, all subscribers can access local govern-ment emergency services from their cellular handsets (with no air time charge) by dialing 911 where coverage is available. The Company will continue to evaluate new products and services that may be complementary to its wireless operations. The Company has designed several pricing options to meet the varied needs of its customer base. Most options consist of a fixed monthly charge (with varying allotments of included minutes, in some cases), plus additional variable charges per minute of use. In addition, in most cases the Company separately charges for its custom calling features.

     The Company provides extended regional and national service to cellular subscribers in its markets, through its membership in NACN, thereby allowing them to make and receive calls while in other cellular service areas without dialing special access codes. NACN is the largest wireless telephone network system in the world, linking non-wireline cellular operators throughout the United States, Canada, Puerto Rico and the Virgin Islands. The Company also has special roaming arrangements with certain cellular carriers in areas adjacent to the Company's markets that provide the Company's customers attractive rates when roaming in these surrounding areas.

  PCS

     The Company currently offers several distinct services and features in its PCS systems, including:

     - Enhanced Features -- The Company's PCS systems offer caller identification, call hold, voice mail and numeric paging, as well as custom calling features such as call waiting, conference calling and call forwarding.

     - Messaging and Wireless Data Transmission -- Digital networks offer voice and data communications, including text messaging, through a single handset. The Company believes that, as data transmission services develop, a number of uses for such services will emerge.

     - Call Security and Privacy -- Sophisticated encryption algorithms provide increased call security, encouraging users to make private, business and personal calls with significantly lower risk of eavesdropping than on analog-based systems.

     - Smart Card -- "Smart" cards, programmed with the user's billing information and a specified service package, allow subscribers to obtain PCS connectivity automatically, simply by inserting their smart cards into compatible PCS handsets.

     - Over-the-Air Activation and Over-the-Air Subscriber Profile Management -- The Company is able to transmit changes in the subscriber's feature package, including mobile number assignment and personal directory numbers, directly to the subscriber's handset.

     - Extended Battery Performance -- Digital handsets are capable of entering into a "sleep" mode when not in use, significantly extending the handset's battery performance. In addition, because the Company's PCS systems utilize tightly spaced, low power transmitters, less power is required to transmit calls, thereby further extending battery performance.

     - Roaming -- Subscribers are able to roam in substantial portions of the United States, either on other GSM-based PCS systems operated by current licensees or by using dual-mode handsets that can be used on existing cellular systems. The Company has entered into roaming agreements which allow its PCS customers to roam on cellular systems. Dual-mode handsets are commercially available from one manufacturer that allow roaming onto analog cellular systems.

MARKETING, SALES AND CUSTOMER SERVICE

     The Company's sales and marketing strategy is to generate continued net subscriber growth and increased subscriber revenues. In addition, the Company targets a customer base which it believes is likely to generate higher monthly service revenues, while attempting to achieve a low cost of adding new subscribers. The Company markets its services under nationally recognized and proprietary brand names, and sells its products and services through a combination of direct and indirect distribution channels.

  MARKETING

     The Company markets its cellular products and services in all markets principally under the name CELLULAR ONE. CELLULAR ONE, the first national brand name in the cellular industry, is currently utilized by a national coalition of cellular licensees in the 50 states with a combined estimated population of over 191 million. The national advertising campaign conducted by the Cellular One Group enhances the Company's advertising exposure at a lesser cost than what could be achieved by the Company alone.

     The Company markets its PCS products and services under its proprietary VoiceStream brand name. The Company's objective is to develop brand recognition of VoiceStream through substantial advertising and direct marketing in each of its PCS markets. In marketing its PCS services, the Company emphasizes the enhanced features, privacy and competitive pricing of such services. The Company concentrates its PCS marketing efforts primarily on businesses and individuals "on-the-go," which benefit from integrated mobile voice, messaging and wireless data transmission capabilities, and subscribers with substantial needs for wireless communications, who benefit from enhanced features and services.

  SALES

     The Company sells its products and services through a combination of direct and indirect channels. The Company operates 234 local sales offices (which also serve as retail sales locations), including 149 under the CELLULAR ONE brand name, 14 under the CelluarOne Express brand name and 71 under the VoiceStream brand name, and utilizes a direct sales force of over 1,150 persons based out of these offices, who are trained to educate new customers on the features of its products. Sales commissions generally are linked both to subscriber revenue and subscriber retention, as well as activation levels.

     The Company believes that its local sales offices provide the physical presence in local markets necessary to position the Company as a quality local service provider, and give the Company greater control over both its costs and the sales process. The Company also utilizes indirect sales through an extensive network of national and local merchant and specialty retailers. The Company intends to continue to use a combination of direct and indirect sales channels, with the mix depending on the demographics of each particular market.

     In addition, the Company acts as a retail distributor of handsets and maintains inventories of handsets. Although subscribers generally are responsible for purchasing or otherwise obtaining their own handsets, the Company has historically sold handsets below cost to respond to competition and in accordance with general industry practice and expects to continue to do so in the future.

  CUSTOMER SERVICE

     Customer service is a significant element of the Company's operating philosophy. The Company is committed to attracting and retaining subscribers by providing consistently superior customer service. At its headquarters in Issaquah, Washington, the Company maintains a highly sophisticated monitoring and control system, a staff of customer service personnel and a well-trained technical staff to handle both routine and complex questions as they arise, 24 hours a day, 365 days a year.

     The Company implements credit check procedures at the time of sale and continuously monitors customer churn (the rate of subscriber attrition). The Company believes that it helps manage its churn through an outreach program by its sales force and customer service personnel.

This program not only enhances subscriber loyalty, but also increases add-on sales and customer referrals. The outreach program allows the sales staff to check customer satisfaction, as well as to offer additional calling features, such as voice mail, call waiting and call forwarding.

     The Company opened a customer call center in Albuquerque, New Mexico, during the second half of 1997. This facility, along with the Company's customer call center in Issaquah, Washington, supports the Company's current cellular and PCS customers and will be able to support the Company's expected subscriber growth for the foreseeable future. As these customer call centers are in different regions of the country, they will also provide backup for one another in case of natural disaster, which will allow the Company to maintain continuous customer service.

SUPPLIERS AND EQUIPMENT VENDORS

     The Company does not manufacture any of the handsets or Cell Site equipment used in the Company's operations. The high degree of compatibility among different manufacturer's models of handsets and Cell Site equipment allows the Company to design, supply and operate its systems without being dependent upon any single source of such equipment. The handsets and Cell Site equipment used in the Company's operations are available for purchase from multiple sources, and the Company anticipates that such equipment will continue to be available in the foreseeable future. The Company currently purchases handsets primarily from Motorola, Inc., Ericsson Inc., Mitsubishi Wireless Communications, Inc., NEC of America, Inc. and Nokia. GSM dual-mode handsets are currently only commercially available from Nokia. The Company currently purchases Cell Site and switching equipment primarily from NORTEL, Lucent Technologies and Nokia.

COMPETITION

     Competition for subscribers among wireless licensees is based principally upon the services and features offered, the technical quality of the wireless system, customer service, system coverage, capacity and price. Such competition may increase to the extent that licenses are transferred from smaller, stand-alone operators to larger, better capitalized and more experienced wireless communications operators who may be able to offer subscribers certain network advantages similar to those offered by the Company.

     Under current FCC rules, there may be up to six PCS licenses in each geographic area in addition to the two existing cellular licenses. Also, the FCC has licensed SMR dispatch system operators to construct digital mobile communications systems on existing SMR frequencies, referred to as ESMR, in many cities throughout the United States, including some of the markets in which the Company operates. The Company has one cellular competitor in each of its cellular markets including AirTouch, Aliant, CommNet, Kansas Cellular, Southwestern Bell Mobile Systems and US Cellular, and there may be as many as six PCS licensees in each of its markets. Currently, the Company's principal competitors in its PCS business are PrimeCo, Sprint Spectrum and AT&T Wireless, as well as the two existing cellular providers in its PCS markets. ESMR systems, including those operated by Nextel, are competitive with the Company's cellular and PCS systems. The Company also competes with paging, dispatch and conventional mobile telephone companies, resellers and landline telephone service providers in its cellular and PCS markets. Potential users of cellular systems may, however, find their communications needs satisfied by other current and developing technologies. One or two-way paging or beeper services that feature voice messaging and data display as well as tone only service may be adequate for potential subscribers who do not need to speak to the caller. In the future, cellular service may also compete more directly with traditional landline telephone service providers.

     The Company's PCS business directly competes with existing cellular service providers in its PCS markets, many of which have been operational for a number of years and may have significantly greater financial and technical resources than those available to the Company and who may upgrade their systems to provide comparable services in competition with the Company's PCS systems. These cellular competitors include AT&T Wireless, AirTouch and US Cellular.

     The FCC requires all cellular and PCS licensees to provide service to "resellers." A reseller provides wireless service to customers but does not hold an FCC license or own facilities. Instead, the reseller buys blocks of wireless telephone numbers and capacity from a licensed carrier and resells service through its own distribution network to the public. Thus, a reseller is both a customer of a wireless licensee's services and also a competitor of that licensee. Several small resellers currently operate in competition with the Company's systems. With respect to PCS licensees, the resale obligations terminate five years after the last group of initial licenses of currently allotted PCS spectrum is awarded.

     In the future, the Company expects to face increased competition from entities providing similar services using other communications technologies, including satellite-based telecommunications systems. While some of these technologies and services are currently operational, others are being developed or may be developed in the future.

     The Company recognizes that technological advances and changing regulations have led to rapid evolution of the wireless telecommunications industry. At the end of 1996, the FCC, as required by the Omnibus Budget Reconciliation Act of 1993, transferred 200 MHz of spectrum previously allocated to Federal Government use to the private sector. In April 1997, the FCC auctioned 30 MHz of spectrum for Wireless Communications Services, which can provide fixed or mobile telecommunications service. In late 1997, the FCC also auctioned 10 MHz of spectrum for SMR service, another potential competitor with PCS and cellular service. Moreover, in April 1998, the FCC concluded the auction of more than 1000 MHz of spectrum for the Local Multipoint Distribution Service, in which the Company was the winning bidder on 51 BTA licenses covering more than 11 million pops within the geographic areas covered by its existing cellular and PCS licenses. The FCC also plans in 1998 to auction 25 MHz of spectrum for the General Wireless Communications Service, plus additional spectrum in the 220 MHz and 39 GHz bands. The Company cannot foresee how technological progress or economic incentive will affect competition from these new services. In all instances, the FCC reserves the right to amend or repeal its service regulations and auction schedule.

GOVERNMENTAL REGULATION

     The FCC regulates the licensing, construction, operation, acquisition and sale of cellular and PCS systems in the United States pursuant to the Communications Act of 1934 (the "Communications Act" ), as amended from time to time, and the rules, regulations and policies promulgated by the FCC thereunder.

  LICENSING OF CELLULAR COMMUNICATIONS SYSTEMS

     A cellular communications system operates under a protected geographic service area license granted by the FCC for a particular market on one of two frequency blocks allocated for cellular service. One license for each market was initially awarded to a company or group that was affiliated with a local landline telephone carrier in such market and is called the wireline or "B" band license and the other license is called the non-wireline or "A" band license. Following notice of completion of construction, a cellular operator obtains initial operating authority. Cellular authorizations are generally issued for a 10-year term beginning on the date of the initial notification of construction by a cellular carrier. Under FCC rules, the authorized service area of a cellular provider in each of its markets is referred to as the Cellular Geographic Service Area or CGSA. A cellular licensee has the exclusive right to serve the entire area that falls within the licensee's MSA or RSA for a period of five years after grant of the licensee's construction permit. At the end of the five-year period, however, the licensee's exclusive CGSA rights become limited to the area actually served by the licensee as of that time, as determined pursuant to a formula adopted by the FCC. After the five-year period any entity may apply to serve portions of the MSA or RSA not being served by the licensee. The five year exclusivity period has expired for most licensees and parties have filed unserved area applications, including some in the Company's markets.

     Near the conclusion of the 10-year license term, licensees must file applications for renewal of licenses. The FCC has adopted specific standards to apply to cellular renewals, under which standard the FCC will award a renewal expectancy to a cellular licensee that (i) has provided substantial service during its past license term and (ii) has substantially complied with applicable FCC rules and policies and the Communications Act. Violations of the Communications Act or the FCC's rules could result in license revocations, forfeitures or fines. The Company has approximately 35 cellular licenses which will be subject to renewal in the next three years. While the Company believes that each of its cellular licenses will be renewed, there can be no assurance that all of the licenses will be renewed.

     Cellular radio service providers must also satisfy a variety of FCC requirements relating to technical and reporting matters. One such requirement is the coordination of proposed frequency usage with adjacent cellular users, permittees and licensees in order to avoid electrical interference between adjacent systems. In addition, the height and power of base station transmitting facilities and the type of signals they emit must fall within specified parameters. The FCC has also provided guidelines respecting cellular service resale and roaming practices and the terms under which certain ancillary services may be provided through cellular facilities.

     Cellular and PCS systems are subject to certain FAA regulations respecting the location, lighting and construction of transmitter towers and antennae and may be subject to regulation under the National Environmental Policy Act and the environmental regulations of the FCC. State or local zoning and land use regulations also apply to the Company's activities. The Company uses, among other facilities, common carrier point to point microwave facilities to connect Cell Sites and to link them to the main switching office. These facilities are separately licensed by the FCC and are subject to regulation as to technical parameters and service.

     The Communications Act preempts state and local regulation of the entry of, or the rates charged by, any provider of commercial mobile radio service ("CMRS") or any private mobile radio service ("PMRS"), which CMRS includes cellular (and PCS) service.

  TRANSFERS AND ASSIGNMENTS OF CELLULAR LICENSES

     The Communications Act and FCC rules require the FCC's prior approval of the assignment or transfer of control of a construction permit or license for a cellular system (pro forma transfer of control does not require prior FCC approval). Subject to FCC approval, a license or permit may be transferred from a nonwireline entity to a wireline entity, or vice versa. Non-controlling interests in an entity that holds a cellular license or cellular system generally may be bought or sold without prior FCC approval. Any acquisition or sale by the Company of cellular interests may also require the prior approval of the Federal Trade Commission and the Department of Justice, if over a certain size, as well as any state or local regulatory authorities having competent jurisdiction.

     In addition, the FCC's rules prohibit the alienation of any ownership interest in an RSA application, or an entity holding such an application, prior to the grant of a construction permit. For unserved cellular areas, no change of control may take place until after the FCC has granted both a construction permit and a license and the licensee has provided service to the public for at least one year. These restrictions affect the ability of prospective purchasers, including the Company, to enter into agreements for RSA and unserved area acquisitions prior to the lapse of the applicable transfer restriction periods. The restriction on sales of interests in RSA and unserved area applications and on agreements for such sales should not have a greater effect on the Company than on any other prospective buyer.

  LICENSING OF PCS SYSTEMS

     In order to increase competition in wireless communications, promote improved quality and service and make available the widest possible range of wireless services, federal legislation was enacted directing the FCC to allocate radio frequency spectrum for PCS by competitive bidding. A PCS system operates under a protected geographic service area license granted by the FCC for a particular market on one of six frequency blocks allocated for broadband PCS service. The FCC has divided the United States and its possessions and territories into PCS markets made up of 493 BTAs and 51 MTAs. Each MTA consists of at least two BTAs. As many as six licensees will compete in each PCS service area. The FCC has allocated 120 MHz of radio spectrum in the 2 GHz band for licensed broadband PCS services. The FCC divided the 120 MHz of spectrum into six individual blocks, each of which is allocated to serve either MTAs or BTAs. The spectrum allocation includes two 30 MHz blocks (A and B Blocks) licensed for each of the 51 MTAs, one 30 MHz block (C Block) licensed for each of the 493 BTAs, and three 10 MHz blocks (D, E and F Blocks) licensed for each of the 493 BTAs. A PCS license has been or will be awarded for each MTA or BTA in every block, for a total of more than 2,000 licenses. During 1997, the last of these auctions was completed; however, a reauction of certain C Block licenses is currently scheduled for the second half of 1998.

     Under the FCC's current rules specifying spectrum aggregation limits affecting broadband PCS licensees, no entity may hold licenses for more than 45 MHz of PCS, cellular and SMR services regulated as CMRS where there is significant overlap in any geographic area (significant overlap will occur when at least 10% of the population of the PCS licensed service area is within the CGSA(s) and/or SMR service area(s)).

     The Company owns cellular licenses serving markets that are wholly or partially within the Denver MTA and the Oklahoma City MTA, resulting in the Company exceeding the FCC's current 45 MHz CMRS crossownership restriction described above. The Company has filed waiver requests with the FCC with respect to both MTAs, both of which are pending, and has been allowed to delay compliance with the ownership restriction until the FCC rules on the waiver requests. In the event that this restriction is not waived or the rule itself revised, the Company will be obligated to divest sufficient portions of its Denver and Oklahoma City PCS markets or its cellular holdings to come into compliance with the rules. The Company does not believe such restriction or any actions the Company is required to take to comply therewith will have a material adverse effect on the Company.

     All PCS licenses are granted for a ten year term, at the end of which they must be renewed. The FCC has adopted specific standards to apply to PCS renewals, under which the FCC will award a renewal expectancy to a PCS licensee that (i) has provided substantial service during its past license term and (ii) has substantially complied with applicable FCC rules and policies and the Communications Act. All 30 MHz PCS licensees, including the Company, must construct facilities that offer coverage to one-third of the population of their service area within five years of their initial license grants and to two-thirds of the population within ten years. All 10 MHz PCS licensees, including the Company, must construct facilities that offer coverage to one-fourth of the population of their service area within five years of their initial license grants or make a showing of substantial service. Licensees that fail to meet the coverage requirements may be subject to forfeiture of the license.

     FCC rules restrict the voluntary assignments or transfers of control of C and F Block licenses. During the first five years of the license term, assignments or transfers affecting control are permitted only to assignees or transferees that meet the eligibility criteria for participation in the entrepreneur block auction at the time the application for assignment or transfer of control is filed, or if the proposed assignee or transferee holds other licenses for C and F Blocks and, at the time of receipt of such licenses, met the same eligibility criteria. Any transfers or assignments during the entire ten year initial license term are subject to unjust enrichment penalties, i.e., forfeiture of any bidding credits and acceleration of any installment payment plans should the assignee or transferee not qualify for the same benefits. In the case of the C and F Blocks, the FCC will conduct random audits to ensure that licensees are in compliance with the FCC's eligibility rules. Violations of the Communications Act or the FCC's rules could result in license revocations, forfeitures or fines.

     For a period of up to 10 years after the grant of a PCS license (subject to extension), a PCS licensee will share spectrum with existing licensees that operate certain fixed microwave systems within its license area. To secure a sufficient amount of unencumbered spectrum to operate its PCS systems efficiently and with adequate population coverage, the Company will need to relocate many of these incumbent licensees. In an effort to balance the competing interests of existing microwave users and newly authorized PCS licensees, the FCC has adopted (i) a transition plan to relocate such microwave operators to other spectrum blocks and (ii) a cost sharing plan so that if the relocation of an incumbent benefits more than one PCS licensee, the benefiting PCS licensees will share the cost of the relocation. Initially, this transition plan allowed most microwave users to operate in the PCS spectrum for a two-year voluntary negotiation period and an additional one-year mandatory negotiation period. The FCC has shortened the voluntary negotiation period by one year (without lengthening the mandatory negotiation period) for PCS licensees in the C, D, E and F Blocks. For public safety entities dedicating a majority of their system communications for police, fire or emergency medical services operations, the voluntary negotiation period is three years, with an additional two year mandatory negotiation period. Parties unable to reach agreement within these time periods may refer the matter to the FCC for resolution, but the incumbent microwave user is permitted to continue its operations until final FCC resolution of the matter. The transition and cost sharing plans expire on April 4, 2005, at which time remaining incumbents in the PCS spectrum will be responsible for their costs to relocate to alternate spectrum locations.

  TRANSFERS AND ASSIGNMENTS OF PCS LICENSES

     The Communications Act and FCC rules require the FCC's prior approval of the assignment or transfer of control of a license for a PCS system (pro forma transfer of control does not require prior FCC approval). In addition, the FCC has established transfer disclosure requirements that require licensees who transfer control of or assign a PCS license within the first three years of their license term to file associated contracts for sale, option agreements, management agreements or other documents disclosing the total consideration that the licensee would receive in return for the transfer or assignment of its license. Non-controlling interests in an entity that holds a PCS license or PCS system generally may be bought or sold without FCC approval. Any acquisition or sale by the Company of PCS interests may also require the prior approval of the Federal Trade Commission and the Department of Justice, if over a certain size, as well as state or local regulatory authorities having competent jurisdiction.

  FOREIGN OWNERSHIP

     Under the Communications Act, no more than 25% of the capital stock of an entity that controls an FCC licensee may be indirectly owned or voted by non-U.S. citizens or their representatives, by a foreign government, or by a foreign corporation, absent a FCC finding that a higher level of alien ownership is not inconsistent with the public interest. In November 1997, the FCC adopted new rules, effective in February 1998, in anticipation of implementation of the World Trade Organization Basic Telecom Agreement ("WTO Agreement"). Formerly, potential licensees had to demonstrate that their markets offered effective competitive opportunities in order to obtain authorization to exceed the 25% indirect foreign ownership threshold. Under the new rules, this showing now only applies to non-WTO members. Applicants from WTO Agreement signatories have an "open entry" standard: they are presumed to offer effective competitive opportunities. However, the FCC reserves the right to attach additional conditions to a grant of authority, and, in the exceptional case in which an application poses a very high risk to competition, to deny the application. The limitation on foreign ownership in an FCC licensee itself remains fixed at 20%, with no opportunity to increase the percentage, and is unaffected by the FCC's new rules.

     The WTO Agreement also obligates signatories to open their domestic telecommunications markets to foreign investment and foreign corporations. The WTO Agreement will increase investment and competition in the United States, potentially leading to lower prices, enhanced innovation and better service. At the same time, market access commitments from WTO Agreement signatories will provide U.S. service suppliers opportunities to expand abroad.

  TELECOMMUNICATIONS ACT OF 1996 AND OTHER RECENT INDUSTRY DEVELOPMENTS

     On February 8, 1996, the Telecommunications Act of 1996 (the "Telecommunications Act") was signed into law, substantially revising the regulation of communications. The goal of the Telecommunications Act is to enhance competition and remove barriers to market entry, while deregulating the communications industry to the greatest extent possible. To this end, local and long-distance communications providers will, for the first time, be able to compete in the other's market, and telephone and cable companies will likewise be able to compete in each other's markets. To facilitate the entry of new carriers into existing markets, the Telecommunications Act imposes certain interconnection requirements on incumbent carriers. Additionally, all telecommunications providers are required to make an equitable and nondiscriminatory contribution to the preservation and advancement of universal service. The Company cannot predict the outcome of the FCC's rulemaking proceedings to promulgate regulations to implement the new law or the effect of the new regulations on cellular service or PCS, and there can be no assurance that such regulations will not adversely affect the Company's business or financial condition.

     The Telecommunications Act codifies the policy that non-regional Bell operating company CMRS providers will not be required to provide equal access to long distance carriers, and relieved such CMRS providers of their existing equal access obligations. The FCC, however, may require CMRS carriers to offer unblocked access (i.e., implemented by the subscriber's use of a carrier identification code or other mechanisms at the time of placing a call) to the long distance provider of a subscriber's choice. The FCC has terminated its inquiry into the imposition of equal access requirements on CMRS providers.

     On July 26, 1996, the FCC released a Report and Order establishing timetables for making emergency 911 services available by cellular, PCS and other mobile service providers, including "enhanced 911" services that provide the caller's telephone number, location and other useful information. Cellular and PCS providers must be able to process and transmit 911 calls (without call validation), including those from callers with speech or hearing disabilities. If a cost recovery mechanism is in place and a Public Service Answering Point ("PSAP") requests and is capable of processing the caller's telephone number and location information, cellular, PCS, and other mobile service providers must relay a caller's automatic number identification and Cell Site location, and by 2001 they must be able to identify the location of a 911 caller within 125 meters in 67% of all cases. State actions incompatible with the FCC rules are subject to preemption. On December 1, 1997, the FCC required wireless carriers to transmit all 911 calls without regard to validation procedures intended to identify and intercept calls from non-subscribers.

     On August 1, 1996, the FCC released a Report and Order expanding the flexibility of cellular, PCS and other CMRS providers to provide fixed as well as mobile services. Such fixed services include, but need not be limited to, "wireless local loop" services, e.g., to apartment and office buildings, and wireless backup to PBXs and local area networks, to be used in the event of interruptions due to weather or other emergencies. The FCC has not yet decided how such fixed services should be regulated, but it has proposed a presumption that they be regulated as CMRS services.

     On August 8, 1996, the FCC released its order implementing the interconnection provisions of the Telecommunications Act. The FCC's decision is lengthy and complex and is subject to petitions for reconsideration and judicial review (as described below), and its precise impact is difficult to predict with certainty. However, the FCC's order concludes that CMRS providers are entitled to reciprocal compensation arrangements with local exchange carriers ("LECs") and prohibits LECs from charging CMRS providers for terminating LEC-originated traffic. Under the rules adopted by the FCC, states must set arbitrated rates for interconnection and access to unbundled elements based upon the LECs' long-run incremental costs, plus a reasonable share of forward-looking joint and common costs. In lieu of such cost-based rates, the FCC has established proxy rates to be used by states to set interim interconnection rates pending the establishment of cost-based rates. The FCC has also permitted states to impose "bill and keep" arrangements, under which CMRS providers would make no payments for LEC termination of calls where LECs and CMRS providers have symmetrical termination costs and roughly balanced traffic flows; however, the FCC has found no evidence that these conditions presently exist. The relationship of these charges to the payment of access charges and universal service contributions has not yet been resolved by the FCC. LECs and state regulators filed appeals of the interconnection order, which have been consolidated in the U.S. Court of Appeals for the Eighth Circuit. The Court has vacated many of the rules adopted by the FCC, including those rules governing the pricing of interconnection services, but specifically affirmed the FCC rules governing interconnection with CMRS providers. In January 1998, the U.S. Supreme Court agreed to review the Eighth Circuit decision.

     In its implementation of the Telecommunications Act, the FCC recently established new federal universal service rules, under which wireless service providers for the first time are eligible to receive universal service subsidies, but also are required to contribute to both federal and state universal service funds. For the first quarter of 1998, the FCC's universal service assessments amount to 0.72% of interstate and intrastate telecommunications revenues for schools, libraries and rural healthcare support mechanisms and an additional 3.19% of interstate telecommunications revenues for high cost and low income support mechanisms. Various parties have challenged the FCC's universal service rules, and the cases have been consolidated in the U.S. Court of Appeals for the Fifth Circuit. The Company cannot predict the outcome of this proceeding.

     The FCC has adopted rules on telephone number portability which will enable subscribers to migrate their landline and cellular telephone numbers to a PCS carrier and from a PCS carrier to another service provider. Various parties have challenged the number portability requirements as they apply to CMRS providers. These challenges are still pending at the FCC and in the courts. The Company can not predict the outcome of such challenges.

INTELLECTUAL PROPERTY

     CELLULAR ONE is a service mark registered with the United States Patent and Trademark Office. The service mark is owned by Cellular One Group, a Delaware general partnership comprised of Cellular One Marketing, Inc., a subsidiary of Southwestern Bell, together with Cellular One Development, Inc., a subsidiary of AT&T and Vanguard Cellular Systems, Inc. The Company uses the CELLULAR ONE service mark to identify and promote its cellular telephone service pursuant to licensing agreements with Cellular One Group. The licensing agreements require the Company to provide high-quality cellular telephone service to its customers, and to maintain a certain minimum overall customer satisfaction rating in surveys commissioned by Cellular One Group. The licensing agreements that the Company has entered into are for original five-year terms expiring on various dates. Assuming compliance by the Company with the provisions of the agreements, each of these agreements may be renewed at the Company's option for two additional five-year terms.

     Western Wireless and VoiceStream are service marks owned by the Company and registered with the United States Patent and Trademark Office. "Tele-Waves," a service mark owned by one of the Company's subsidiaries, is registered with the United States Patent and Trademark Office and is the service mark under which the Company provides its paging services.

EMPLOYEES AND LABOR RELATIONS

     The Company considers its labor relations to be good and, to the Company's knowledge, none of its employees is covered by a collective bargaining agreement. As of December 31, 1997, the Company employed a total of approximately 3,210 people in the following areas:

                        CATEGORY                           NUMBER OF EMPLOYEES
                        --------                           -------------------
Sales and marketing......................................         1,670
Engineering..............................................           390
General and administration, including customer service...         1,150

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of March 31, 1998, and as adjusted to reflect the sale of the Class A Common Stock offered in the Offerings, by (i) each Selling Shareholder, (ii) each person who is known by the Company to own beneficially 5% or more of the Common Stock; (iii) each director of the Company; and (iv) all directors and officers as a group. Unless otherwise indicated, all persons listed have sole voting power and investment power with respect to such shares, subject to community property laws, where applicable, and the information contained in the notes to the table. Shares of Class B Common Stock sold by the Selling Shareholders will convert to Class A Common Stock upon their sale in the Offerings. Information relating to percentage beneficially owned following the Offerings is based on shares of Class A Common Stock and Class B Common Stock collectively. See "Description of Capital Stock." The Company has been provided such information by its directors and executive officers.


                                                                                                                   PERCENTAGE
                                                                                PERCENTAGE                           TOTAL
                                      SHARES BENEFICIALLY OWNED             BENEFICIALLY OWNED                       SHARES
                                      PRIOR TO THE OFFERINGS(1)           PRIOR TO THE OFFERINGS                  BENEFICIALLY
                                -------------------------------------   ---------------------------    SHARES        OWNED
                                                         TOTAL SHARES                                  SOLD IN     FOLLOWING
                                                         BENEFICIALLY                                    THE          THE
       NAME AND ADDRESS         A SHARES     B SHARES       OWNED       A SHARES   B SHARES   TOTAL   OFFERINGS    OFFERINGS
       ----------------         ---------   ----------   ------------   --------   --------   -----   ---------   ------------
Hellman & Friedman(2)(5)......          0   25,163,997    25,163,997         0%      47.5%    33.2%   8,000,000       22.6%
  (Hellman & Friedman Capital
  Partners II, L.P.;
  H&F Orchard Partners, L.P.;
  and H&F International
  Partners, L.P.)
  One Maritime Plaza,
  12th Floor
  San Francisco, CA 94111
The Goldman Sachs Group, L.P.
  and related
  investors(3)(5).............          0   12,099,029    12,099,029         0%      22.8%    16.0%   2,000,000       13.3%
  85 Broad Street, 19th Floor
  New York, NY 10004
John W. Stanton and Theresa E.
  Gillespie(4)(5)(6)..........    262,174    6,207,799     6,469,973       1.1%      11.7%     8.5%          --        8.5%
  2001 NW Sammamish Road
  Issaquah, WA 98027
Hutchison Telecommunications
  Holdings (USA) Limited......  3,888,888            0     3,888,888      17.0%         0%     5.1%          --        5.1%
  22nd Floor, Hutchison
  10 Harcourt Road
  Hong Kong
Providence Media Partners
  L.P.(5).....................          0    3,886,591     3,886,591         0%       7.3%     5.1%     500,000        4.5%
  c/o Providence Ventures,
  Inc.
  900 Fleet Center
  50 Kennedy Plaza
  Providence, RI 02903
Media Communications
  Entities(7).................  1,939,960    1,075,437     3,015,397       8.5%       2.0%     4.0%     500,000        3.3%
  75 State Street
  Boston, MA 02109
Franklin Resources, Inc.......  1,781,070            0     1,781,070       7.8%         0%     2.4%          --        2.4%
  777 Mariners Island Blvd.
  P.O. Box 7777
  San Mateo, CA 94403-7777
John L. Bunce, Jr.(8).........          0   25,163,997    25,163,997         0%      47.5%    33.2%   8,000,000       22.6%
Mitchell R. Cohen(8)..........          0   25,163,997    25,163,997         0%      47.5%    33.2%   8,000,000       22.6%
Daniel J. Evans(6)............      1,250            0         1,250         *          0%       *           --          *
Jonathan M. Nelson(9).........      6,000    3,886,591     3,892,591         *        7.3%     5.1%     500,000        4.5%
Terence M. O'Toole(10)........          0   12,099,029    12,099,029         0%      22.8%    16.0%   2,000,000       13.3%
All directors and executive
  officers as a group (13
  persons)....................  1,670,731   47,637,016    49,307,747       7.3%      90.0%    65.0%   10,500,000      51.2%

---------------
 * Less than 1% of the outstanding shares of Common Stock.

(1) Computed in accordance with Rule 13d-3(d)(1) of the Exchange Act.

(2) The sole general partner of each of Hellman & Friedman Capital Partners II, L.P., H&F Orchard Partners, L.P. and H&F International Partners, L.P. (the "H&F Investment Partnerships") is Hellman & Friedman Investors, L.P. ("Investors"). The sole general partner of Investors is Hellman & Friedman Investors, Inc. ("H&F Inc."). The sole shareholder of H&F Inc. is the Hellman Family Revocable Trust (the "Trust"). If the Underwriters' over-allotment options were exercised in full, shares sold in the Offerings and percentage total shares beneficially owned following the Offerings by the H&F Investment Partnerships would be 9,320,000 and 20.9%, respectively. The H&F Investment Partnerships are California limited partnerships. The principal business of each of such partnerships is to make strategic investments in a variety of special situations, including restructurings, recapitalizations and buyouts. Warren Hellman is a trustee of the Trust. Mr. Hellman is a citizen of the United States.

(3) Prior to the Offerings, consists of (i) 11,096,078 shares of Class B Common Stock held of record by GS Capital Partners, L.P. ("GS Capital"), (ii) 580,813 shares of Class B Common Stock held of record by Stone Street Fund 1992, L.P. ("Stone Street"), (iii) 337,163 shares of Class B Common Stock held of record by Bridge Street Fund 1992, L.P. ("Bridge Street") and (iv) 84,975 shares of Class B Common Stock held of record by The Goldman Sachs Group, L.P. ("GS Group," and, with GS Capital, Stone Street and Bridge Street, the "Goldman Sachs Entities"). Excludes (i) shares of Class A Common Stock owned by Goldman Sachs that were acquired in the ordinary course of market-making transactions or (ii) shares of Class A Common Stock held in client accounts, for which Goldman Sachs exercises voting or investment authority, or both. GS disclaims beneficial ownership of the shares held in such client accounts. If the Underwriters' over-allotment options were exercised in full, shares sold in the Offerings and percentage total shares beneficially owned following the Offerings would be 2,330,000 and 12.9%, respectively. Goldman Sachs disclaims beneficial ownership of the shares held in such client accounts. Each of GS Capital, Stone Street and Bridge Street is an investment limited partnership, the general partner, the managing general partner or the managing partner of which is an affiliate of GS Group. GS Group disclaims beneficial ownership of shares held by such investment partnerships to the extent partnership interests in such partnerships are held by persons other than GS Group and its affiliates. Each of such investment partnerships shares voting and investment power with certain of its respective affiliates.

(4) Includes (i) 1,686,069 shares of Class B Common Stock held of record by PN Cellular, Inc. ("PN Cellular"), which is substantially owned and controlled by Mr. Stanton and Ms. Gillespie, (ii) 1,274,520 shares of Class B Common Stock held of record by Stanton Communications Corporation ("SCC"), which is substantially owned and controlled by Mr. Stanton and Ms. Gillespie, (iii) 55,000 shares of Class A Common Stock and 3,087,774 shares of Class B Common Stock held by Mr. Stanton and Ms. Gillespie, as tenants in common, (iv) 5,000 shares of Class A Common stock and 159,437 shares of Class B Common Stock held of record by The Stanton Family Trust; and (v) 60,000 shares and 5,000 shares of Class A Common Stock held by record by each of Mr. Stanton and Ms. Gillespie, respectively, pursuant to the Company's 1997 Executive Restricted Stock Plan. Mr. Stanton and Ms. Gillespie are married and share voting and investment power with respect to the shares jointly owned by them, as well as the shares held of record of PN Cellular, SCC and The Stanton Family Trust. Mr. Stanton, Ms. Gillespie, PN Cellular, SCC and The Stanton Family Trust are referred to collectively as the "Stanton Entities."

(5) Parties or affiliates of parties to the Voting Agreement, which provides that the parties thereto will vote their shares of Common Stock in favor of the election as directors of the Company the Chief Executive Officer of the Company, one person designated by Stanton and Providence Media Partners L.P. ("Providence"), one person designated by Goldman, Sachs & Co.

    ("Goldman Sachs"), two persons designated by the H&F Investment Partnerships and one person selected by a majority of such designated persons, subject to the ownership requirements set forth therein.

 (6) Includes options exercisable within 60 days of the date hereof, to purchase Class A Common Stock; does not include unexercisable options. May include stock jointly or separately owned with or by spouse.

 (7) Consists of shares held by Media Communications Partners II Limited Partnership and Media Communications Investors Limited Partnership.

 (8) Mr. Bunce and Mr. Cohen are members of a limited liability company which is a limited partner of Investors. Investors, H&F Inc., the Trust and Messrs. Hellman, Bunce and Cohen exercise, directly or indirectly, voting and investment discretion with respect to the shares held by the H&F Investment Partnerships and could be deemed to beneficially own such shares, but each of them disclaims such beneficial ownership except to the extent of their respective indirect pecuniary interest in such shares. Shares reflected as offered by Mr. Bunce and Mr. Cohen are those offered by the H&F Investment Partnerships. See Footnote 2.

 (9) Mr. Nelson may be deemed to be the owner of the shares of Class B Common Stock owned by Providence, as he is a managing general partner of Providence Ventures, L.P., the general partner of the general partner of Providence. Mr. Nelson disclaims beneficial ownership of shares held by Providence to the extent interests in Providence are held by persons other than Mr. Nelson. Shares reflected as offered by Mr. Nelson are those offered by Providence.

(10) Mr. O'Toole, who is a managing director of Goldman Sachs, disclaims beneficial ownership of shares which may be deemed to be beneficially owned by GS Group. Mr. O'Toole has been a director of the Company since its formation. Mr. O'Toole has been elected to the Board of Directors as the nominee of Goldman Sachs pursuant to the Voting Agreement. Shares reflected as offered by Mr. O'Toole are those offered by Goldman Sachs. See Footnote 3.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 300,000,000 shares of Class A Common Stock and Class B Common Stock, no par value, and 50,000,000 shares of preferred stock, no par value (the "Preferred Stock"). As of March 31, 1998, there were 52,946,762 shares of Class B Common Stock and 22,871,401 shares of Class A Common Stock issued and outstanding and the Company had 113 holders of record of its Class B Common Stock and 251 holders of record of its Class A Common Stock.

COMMON STOCK

     The Company has two classes of authorized Common Stock, Class A Common Stock, which is being offered in the Offerings, and Class B Common Stock. Other than with respect to voting rights, the Class A and Class B have identical rights. The Class A Common Stock has one vote per share and the Class B Common Stock has ten votes per share. Shares of Class B Common Stock generally convert automatically into shares of Class A Common Stock on a share-for-share basis immediately upon any transfer of the Class B Common Stock other than a transfer from an original holder of Class B Common Stock to certain affiliates of such holder.

     Holders of Common Stock have no cumulative voting rights and no preemptive, subscription or sinking fund rights. Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of Common Stock will be entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Price Range of Class A Common Stock and Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock will be entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference to any then outstanding Preferred Stock.

     The Company's Articles of Incorporation permit the redemption of the Company's Common Stock from shareholders where necessary to protect the Company's regulatory licenses.

PREFERRED STOCK

     Pursuant to its Articles of Incorporation, the Company is authorized to issue 50,000,000 shares of Preferred Stock, which may be issued from time to time in one or more classes or series or both upon authorization by the Company's Board of Directors. The Board of Directors, without further approval of the shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each class or series of Preferred Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company, discourage bids for the Company's Common Stock at a premium or otherwise adversely affect the market price of the Class A Common Stock.

     The Company has no current plans to issue any Preferred Stock.

CERTAIN ARTICLES OF INCORPORATION, BYLAWS AND STATUTORY PROVISIONS AFFECTING SHAREHOLDERS

  SPECIAL MEETINGS OF SHAREHOLDERS; SHAREHOLDER ACTION BY WRITTEN CONSENT

     The Company's Bylaws provide that any action required or permitted to be taken by the Company's shareholders may be effected at a duly called annual or special meeting of shareholders or by unanimous consent in writing. Additionally, the Articles of Incorporation and Bylaws provide that special meetings of the shareholders of the Company may be called only by a majority of the Board of Directors or an authorized committee thereof.

  ADVANCE NOTICE REQUIREMENTS FOR SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

     The Company's Bylaws provide that shareholders seeking to bring business before or to nominate directors at any meeting of shareholders must provide timely notice thereof in writing. To be timely, a shareholder's notice must be delivered to, or mailed and received at, the principal executive offices of the Company not less than (i) with respect to an annual meeting, 120 calendar days in advance of the one-year anniversary of the date that the Company's proxy statement was released to shareholders in connection with the previous year's annual meeting, except that if no annual meeting was held in the previous year or if the date of the annual meeting has been changed by more than 30 calendar days from the date contemplated at the time of the previous year's proxy statement, such notice must be received by the Company a reasonable time before the Company's proxy statement is to be released and (ii) with respect to a special meeting of shareholders, a reasonable time before the Company's proxy statement is to be released. The Bylaws also specify certain requirements for a shareholder's notice to be in proper written form. These provisions may preclude some shareholders from bringing matters before the shareholders or from making nominations for directors.

  DIRECTOR AND OFFICER INDEMNIFICATION

     The Washington Business Act provides that a Washington corporation may include provisions in its articles of incorporation relieving each of its directors of monetary liability arising out of his or her conduct as a director for breach of his or her fiduciary duty except liability for (i) acts or omissions of a director that involve intentional misconduct or a knowing violation of law, (ii) conduct in violation of Section 23B.08.310 of the Washington Business Act (which section relates to unlawful distributions) or
(iii) any transaction from which a director personally received a benefit in money, property or services to which the director was not legally entitled. The Company's Articles of Incorporation include such provisions.

     The Company's Articles of Incorporation and Bylaws provide that the Company shall, to the fullest extent permitted by the Washington Business Act, as amended from time to time, indemnify and advance expenses to each of its currently acting and former directors and officers, and may so indemnify and advance expenses to each of its current and former employees and agents. The Company believes the foregoing provisions are necessary to attract and retain qualified persons as directors and officers. The Company has entered into separate indemnification agreements with each of its directors and executive officers in order to effectuate such provisions, which agreements supersede prior indemnification agreements entered into by the Company with each of its directors and executive officers.

  REGULATED SHAREHOLDERS

     The Articles of Incorporation contain provisions that would effectively preclude each of Goldman Sachs and its affiliates from voting that number of shares of Common Stock which results in such shareholder or its affiliates having the right to vote more than 24.9% of the Company's total voting power.

  PROVISIONS AFFECTING ACQUISITIONS AND BUSINESS COMBINATIONS

     The Washington Business Act, Section 23B.19 of the Revised Code of Washington, prohibits a "target corporation," with certain exceptions, from engaging in certain "significant business transactions" (such as a merger or sale of assets) with an "acquiring person" who acquires more than 10% of the voting securities of the target corporation for a period of five years after such acquisition, unless the transaction is approved by a majority of the members of the target corporation's board of directors prior to the date of the transaction or unless the aggregate amount of the cash and the market value of non-cash consideration received by holders of outstanding shares of any class or series of stock of the target corporation is equal to certain minimum amounts.

The Company's Articles of Incorporation provide that it will be subject to such prohibitions and shall remain subject to such prohibitions even if they are ever repealed. Such prohibitions do not apply to any shareholders who beneficially own ten percent or more of the Company's outstanding voting securities prior to the Offerings.

TRANSFER AGENT AND REGISTRAR

     The Company's transfer agent and registrar for its Class A Common Stock is ChaseMellon Shareholder Services, New York, New York.

                        VALIDITY OF CLASS A COMMON STOCK

     The validity of the shares of Class A Common Stock offered hereby will be passed upon for the Selling Shareholders by Preston Gates & Ellis LLP, Seattle, Washington. As of the date hereof, attorneys in Preston Gates & Ellis LLP who have worked on substantive matters for Western Wireless own less than 50,000 shares of Class A Common Stock. The validity of the shares of Class A Common Stock offered hereby will be passed upon for the Underwriters by Sullivan & Cromwell, Los Angeles, California. Sullivan & Cromwell has represented and continues to represent Goldman Sachs in connection with its investment in the Company.

                                    EXPERTS

     The consolidated financial statements and schedules of Western Wireless for each of the three years in the period ended December 31, 1997, included in this Prospectus from Western Wireless's Annual Report on Form 10-K, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and have been so incorporated in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

         WESTERN WIRELESS CORPORATION CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-2
Consolidated Balance Sheets as of December 31, 1997 and
  1996......................................................  F-3
Consolidated Statements of Operations for the years ended
  December 31, 1997, 1996 and 1995..........................  F-4
Consolidated Statements of Shareholders' Equity for the
  years ended December 31, 1997, 1996 and 1995..............  F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1996 and 1995..........................  F-6
Notes to Consolidated Financial Statements..................  F-7
Schedule I -- Condensed Financial Information -- (Parent
  Company Only).............................................  F-21
Schedule II -- Valuation and Qualifying Accounts............  F-25

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Western Wireless Corporation:

     We have audited the accompanying consolidated balance sheets of Western Wireless Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements and schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Wireless Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in the index of consolidated financial statements are presented for purposes of complying with the Securities and Exchange Commission rules and are not a required part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

Seattle, Washington
February 17, 1998

                          WESTERN WIRELESS CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                                 AS OF DECEMBER 31,
                                                              ------------------------
                                                                 1997          1996
                                                              ----------    ----------
Current assets:
  Cash and cash equivalents.................................  $   15,459    $   54,885
  Accounts receivable, net of allowance for doubtful
     accounts of $9,931 and $4,266, respectively............      55,652        28,958
  Inventory.................................................      36,425        26,138
  Prepaid expenses and other current assets.................      31,216        14,809
  Deposit held by FCC.......................................                    25,000
                                                              ----------    ----------
          Total current assets..............................     138,752       149,790
Property and equipment, net of accumulated depreciation of
  $221,031 and $107,685, respectively.......................     699,129       538,617
Licensing costs and other intangible assets, net of
  accumulated amortization of $73,049 and $55,363,
  respectively..............................................     807,409       540,482
Investments in and advances to unconsolidated affiliates....      64,156        12,655
Other assets................................................      10,527           159
                                                              ----------    ----------
                                                              $1,719,973    $1,241,703
                                                              ==========    ==========
                         LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $   11,519    $   14,122
  Accrued liabilities.......................................     104,595        40,749
  Construction accounts payable.............................      14,431        89,583
                                                              ----------    ----------
          Total current liabilities.........................     130,545       144,454
                                                              ----------    ----------
Long-term debt..............................................   1,395,000       743,000
                                                              ----------    ----------
Commitments (Note 8)
Shareholders' equity:
  Preferred stock, no par value, 50,000,000 shares
     authorized; no shares issued and outstanding
  Common stock, no par value, 300,000,000 shares authorized;
     Class A, 22,201,336 and 14,540,691 shares issued and
     outstanding, respectively, and; Class B, 53,431,163 and
     55,239,157 shares issued and outstanding,
     respectively...........................................     675,036       569,278
  Deferred compensation.....................................        (845)         (800)
  Deficit...................................................    (479,763)     (214,229)
                                                              ----------    ----------
          Total shareholders' equity........................     194,428       354,249
                                                              ----------    ----------
                                                              $1,719,973    $1,241,703
                                                              ==========    ==========

          See accompanying notes to consolidated financial statements

                          WESTERN WIRELESS CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                       FOR THE YEAR ENDED DECEMBER 31,
                                                  -----------------------------------------
                                                     1997           1996           1995
                                                  -----------    -----------    -----------
Revenues:
  Subscriber revenues...........................  $   297,724    $   182,441    $   105,430
  Roamer revenues...............................       39,977         34,065         29,660
  Equipment sales and other revenues............       42,877         26,579         11,465
                                                  -----------    -----------    -----------
          Total revenues........................      380,578        243,085        146,555
                                                  -----------    -----------    -----------

Operating expenses:
  Cost of service...............................       90,184         53,600         27,686
  Cost of equipment sales.......................       83,167         46,305         20,705
  General and administrative....................      112,543         66,673         31,253
  Sales and marketing...........................      120,875         83,652         41,390
  Depreciation and amortization.................      133,470         79,741         49,456
                                                  -----------    -----------    -----------
                                                      540,239        329,971        170,490
                                                  -----------    -----------    -----------
Operating loss..................................     (159,661)       (86,886)       (23,935)
                                                  -----------    -----------    -----------

Other income (expense):
  Interest and financing expense, net...........      (98,964)       (44,690)       (25,428)
  Equity in net loss of unconsolidated
     affiliates.................................      (11,058)          (968)          (236)
  Other, net....................................        4,149          2,439            290
                                                  -----------    -----------    -----------
          Total other income (expense)..........     (105,873)       (43,219)       (25,374)
                                                  -----------    -----------    -----------
Loss before extraordinary item..................     (265,534)      (130,105)       (49,309)
Extraordinary loss on early extinguishment of
  debt..........................................                                     (6,645)
                                                  -----------    -----------    -----------
          Net loss..............................     (265,534)      (130,105)       (55,954)
                                                  ===========    ===========    ===========
Basic loss per common share before extraordinary
  item..........................................  $     (3.76)   $     (2.00)   $     (0.87)
Per common share effect of extraordinary item...                                      (0.12)
                                                  -----------    -----------    -----------
Basic loss per common share.....................  $     (3.76)   $     (2.00)   $     (0.99)
                                                  ===========    ===========    ===========
Weighted average common shares used in computing
  basic loss per common share...................   70,692,000     65,196,000     56,470,000
                                                  ===========    ===========    ===========

          See accompanying notes to consolidated financial statements

                          WESTERN WIRELESS CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                    COMMON STOCK
                                         -----------------------------------
                                                                   PAR VALUE
                                                                      AND                                     TOTAL
                                          CLASS A      CLASS B      PAID-IN      DEFERRED                 SHAREHOLDERS'
                                           SHARES       SHARES      CAPITAL    COMPENSATION    DEFICIT       EQUITY
                                         ----------   ----------   ---------   ------------   ---------   -------------
Balance, January 1, 1995...............               42,983,360   $155,187                   $ (28,170)    $ 127,017
  Shares issued:
    For cash, net of costs.............               12,665,905    143,002                                   143,002
    In exchange for shareholder loans
      plus accrued interest............                1,245,998     14,068                                    14,068
    For minority interests in GCC,
      net..............................                  896,210      9,944                                     9,944
    In exchange for wireless
      properties.......................                  217,000      2,450                                     2,450
    Upon exercise of stock options.....                   38,762         78                                        78
    Net loss...........................                                                         (55,954)      (55,954)
                                         ----------   ----------   --------       -----       ---------     ---------
Balance, December 31, 1995.............               58,047,235    324,729                     (84,124)      240,605
  Shares issued:
    For cash, net of costs.............  10,664,800       88,567    234,724                                   234,724
    Upon exercise of stock options.....     383,937                     879                                       879
    In exchange for wireless
      properties.......................                  595,309      7,117                                     7,117
    Class B shares exchanged for Class
      A shares.........................   3,491,954   (3,491,954)
  Deferred compensation................                               1,829       $(800)                        1,029
  Net loss.............................                                                        (130,105)     (130,105)
                                         ----------   ----------   --------       -----       ---------     ---------
Balance, December 31, 1996.............  14,540,691   55,239,157    569,278        (800)       (214,229)      354,249
  Shares issued:
    Upon exercise of stock options.....     268,763                   1,077                                     1,077
    In exchange for wireless
      properties.......................   1,600,000                  28,600                                    28,600
    Private placement..................   3,888,888                  74,300                                    74,300
    Class B shares exchanged for Class
      A shares.........................   1,807,994   (1,807,994)
  Deferred compensation................      95,000                   1,781         (45)                        1,736
  Net loss.............................                                                        (265,534)     (265,534)
                                         ----------   ----------   --------       -----       ---------     ---------
Balance, December 31, 1997.............  22,201,336   53,431,163   $675,036       $(845)      $(479,763)    $ 194,428
                                         ==========   ==========   ========       =====       =========     =========

          See accompanying notes to consolidated financial statements

                          WESTERN WIRELESS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                         FOR THE YEAR ENDED DECEMBER 31,
                                                        ----------------------------------
                                                          1997         1996         1995
                                                        ---------    ---------    --------
Operating Activities:
  Net loss:...........................................  $(265,534)   $(130,105)   $(55,954)
  Adjustments to reconcile net loss to net cash used
     in operating activities:
     Depreciation and amortization....................    133,470       79,741      49,456
     Extraordinary loss on early extinguishment of
       debt...........................................                               6,645
     Employee equity compensation.....................      1,835        1,029
     Equity in net loss of unconsolidated
       affiliates.....................................     11,058          968         236
     Other, net.......................................      5,157        3,088         864
     Changes in operating assets and liabilities, net
       of effects from consolidating acquired
       interests:
       Accounts receivable, net.......................    (23,871)     (10,309)     (5,748)
       Inventory......................................     (9,481)     (20,493)       (239)
       Prepaid expenses and other current assets......    (16,913)     (10,979)     (1,284)
       Accounts payable...............................     (4,807)       5,771        (272)
       Accrued liabilities............................     54,911       19,956       5,551
       Other assets...................................       (323)
                                                        ---------    ---------    --------
     Net cash used in operating activities............   (114,498)     (61,333)       (745)
                                                        ---------    ---------    --------
Investing activities:
  Purchase of property and equipment..................   (318,750)    (333,315)    (79,464)
  Additions to licensing costs and other intangible
     assets...........................................    (71,917)     (86,097)   (137,805)
  Acquisition of wireless properties, net of cash
     acquired.........................................   (195,790)     (40,180)    (60,700)
  Investments in and advances to unconsolidated
     affiliates.......................................    (63,402)      (5,994)     (8,268)
  Purchase of subsidiary stock, including fees........                              (5,842)
  Deposit held by FCC, net............................      7,749      (23,500)     (1,500)
  Other assets........................................    (10,194)
                                                        ---------    ---------    --------
     Net cash used in investing activities............   (652,304)    (489,086)   (293,579)
                                                        ---------    ---------    --------
Financing activities:
  Proceeds from issuance of common stock, net.........     75,376      235,603     143,080
  Additions to long term debt.........................    722,000      893,000     438,000
  Payment of debt.....................................    (70,000)    (512,722)   (277,015)
  Deferred financing costs............................                 (19,149)    (12,798)
  Loans from shareholders.............................                               3,842
                                                        ---------    ---------    --------
     Net cash provided by financing activities........    727,376      596,732     295,109
                                                        ---------    ---------    --------
Change in cash and cash equivalents...................    (39,426)      46,313         785
Cash and cash equivalents, beginning of year..........     54,885        8,572       7,787
                                                        ---------    ---------    --------
Cash and cash equivalents, end of year................  $  15,459    $  54,885    $  8,572
                                                        =========    =========    ========

          See accompanying notes to consolidated financial statements

                          WESTERN WIRELESS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 1. ORGANIZATION

     Western Wireless Corporation (the "Company") provides wireless communications services in the western United States principally through the ownership and operation of cellular and personal communications services ("PCS") systems. The cellular operations are primarily in rural areas and the PCS operations are primarily in urban areas due to the Company's belief that there are certain strategic advantages to operating each technology in these respective areas. As of December 31, 1997, the Company provides cellular services in 72 Rural Service Areas ("RSA") and 16 Metropolitan Statistical Areas ("MSA") and PCS services in nine metropolitan markets in seven Metropolitan Trading Areas ("MTA").

     The Company expanded its cellular footprint in 1997 by acquiring 12 RSAs from Triad Corporation, Triad Cellular L.P. and certain of their affiliates (collectively "Triad") (see Note 12). Also during 1997 the Company acquired 100 additional PCS licenses in the Federal Communication Commission's ("FCC") D and E Block auctions and acquired eight more PCS licenses as part of its acquisition of Triad. Cook Inlet Western Wireless PV/SS PCS, LP ("Cook Inlet PCS"), a partnership in which the Company holds a 49.9% limited partnership interest, owns broadband PCS licenses in 21 Basic Trading Areas ("BTA") including seven that were acquired in the FCC F Block auction during the first quarter of 1997. The first of these BTAs commenced commercial operations in June 1997 .

     The Company expects to incur significant operating losses and to generate negative cash flows from operating activities during the next several years while it develops and constructs its PCS systems and builds a PCS customer base.

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of consolidation

     The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and its affiliate investments in which the Company has a greater than 50% interest that is not temporary. All affiliate investments in which the Company has between a 20% and 50% interest and those that are temporarily greater than 50% are accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated.

  Cash and cash equivalents

     Cash and cash equivalents generally consist of cash and marketable securities that have original maturity dates not exceeding three months. Such investments are stated at cost, which approximates fair value.

  Revenue recognition

     Service revenues based on customer usage are recognized at the time the service is provided. Access and special feature service revenues are recognized when earned. Sales of equipment, primarily handsets, are recognized when the goods are delivered to the customer.

  Inventory

     Inventory consists primarily of handsets and accessories. Inventory is stated at the lower of cost or market, determined on a first-in, first-out basis.

                          WESTERN WIRELESS CORPORATION

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  Property and equipment and depreciation

     Property and equipment are stated at cost. Depreciation commences once the assets have been placed in service and is computed using the straight-line method over the estimated useful lives of the assets which primarily range from three to ten years.

  Licensing costs and other intangible assets and amortization

     Licensing costs primarily represent costs incurred to acquire FCC wireless licenses, including cellular licenses obtained by the Company, principally through acquisitions, and PCS licenses which were primarily purchased from the FCC.

     Amortization of cellular licenses is computed using the straight-line method. During 1996 the Company amortized its cellular licensing costs over 15 years. Effective January 1, 1997, the Company prospectively changed its amortization period for cellular licensing costs from 15 years to 40 years to conform more closely with industry practices. The effect of this change in 1997 was to decrease net loss by approximately $15 million and decrease the loss per share by $0.21. Amortization of PCS licenses begins with the commencement of service to customers and is computed using the straight-line method over 40 years.

     Other intangible assets consist primarily of deferred financing costs. Deferred financing costs are amortized using the effective interest method over the terms of the respective loans which have terms ranging from 9 to 10 years.

  Capitalized Interest

     The Company's PCS licenses represent qualified assets pursuant to Statement of Financial Accounting Standards ("SFAS") No. 34, "Capitalization of Interest Cost." For the years ended December 31, 1997, 1996, and 1995, the Company had interest expense of $99.0 million, $44.7 million and $25.4 million, respectively, net of capitalized interest in the amount of $4.0 million, $5.2 million and $0.4 million, respectively, pertaining to the build out of its PCS markets.

  Income taxes

     The Company accounts for deferred taxes using the asset and liability method.

  Loss per common share

     Loss per common share is calculated using the weighted average number of shares of outstanding common stock during the period. The number of shares outstanding has been calculated based on the requirements of SFAS No. 128, "Earnings Per Share." Due to the net loss incurred during the periods presented, all options outstanding are anti-dilutive, thus basic and diluted loss per share are equal.

  Stock-based compensation plans

     The Company accounts for its stock-based compensation plans under APB Opinion No. 25, "Accounting for Stock Issued to Employees." See Note 11 for discussion of the effect on net loss and other related disclosures had the Company accounted for these plans under SFAS No. 123, "Accounting for Stock-Based Compensation."

                          WESTERN WIRELESS CORPORATION

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  Financial instruments

     As required under the Credit Facility (as defined in Note 7), the Company enters into interest rate swap and cap agreements to manage interest rate exposure pertaining to long-term debt. The Company has only limited involvement with these financial instruments, and does not use them for trading purposes. In addition, the Company has historically held derivative financial instruments to maturity and has never recognized a gain or loss on disposal. It is the Company's intent to hold existing derivatives to maturity. Interest rate swaps are accounted for on an accrual basis, the income or expense of which is included in interest expense. Premiums paid to purchase interest rate cap agreements are classified as an asset and amortized to interest expense over the terms of the agreements. These transactions do not subject the Company to risk of loss because gains and losses on these contracts are offset against losses and gains on the underlying liabilities. No collateral is held in relation to the Company's financial instruments.

     The carrying value of the Company's short-term financial instruments approximates fair value due to the short maturity of these instruments. The fair value of long-term debt is based on incremental borrowing rates currently available on loans with similar term and maturities. The Company does not hold or issue any financial instruments for trading purposes.

  Supplemental cash flow disclosure

     Cash paid for interest (net of amounts capitalized) was $87.4 million, $36.2 million, and $21.7 million for the years ended December 31, 1997, 1996 and 1995, respectively.

     Non-cash investing and financing activities were as follows:

                                                        YEAR ENDED DECEMBER 31,
                                                     ------------------------------
                                                      1997        1996       1995
                                                     -------    --------    -------
                                                         (DOLLARS IN THOUSANDS)
Conversion of FCC deposit to wireless license....    $17,251                $10,000
Conversion of revolving debt to term debt........               $200,000
Issuance of common stock in exchange for wireless
  assets.........................................    $28,600    $  7,117    $ 2,450
Exchange of shareholder loans and accrued
  interest for common stock......................                           $14,068

  Estimates used in preparation of financial statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

  Reclassifications

     Certain amounts in prior year's financial statements have been reclassified to conform to the 1997 presentation.

                          WESTERN WIRELESS CORPORATION

 3. PROPERTY AND EQUIPMENT

                                                          DECEMBER 31,
                                                     ----------------------
                                                       1997         1996
                                                     ---------    ---------
                                                     (DOLLARS IN THOUSANDS)
Land, buildings and improvements...................  $  20,406    $   8,433
Wireless communications systems....................    697,319      370,628
Furniture and equipment............................     74,768       49,351
                                                     ---------    ---------
                                                       792,493      428,412
Less accumulated depreciation......................   (221,031)    (107,685)
                                                     ---------    ---------
                                                       571,462      320,727
Construction in progress...........................    127,667      217,890
                                                     ---------    ---------
                                                     $ 699,129    $ 538,617
                                                     =========    =========

     Depreciation expense was $119.1 million, $54.9 million and $30.2 million for the years ended December 31, 1997, 1996 and 1995, respectively.

 4. LICENSING COSTS AND OTHER INTANGIBLE ASSETS

                                                            DECEMBER 31,
                                                       ----------------------
                                                         1997         1996
                                                       ---------    ---------
                                                       (DOLLARS IN THOUSANDS)
License costs........................................  $846,466     $560,232
Other intangible assets..............................    33,992       35,613
                                                       --------     --------
                                                        880,458      595,845
Accumulated amortization.............................   (73,049)     (55,363)
                                                       --------     --------
                                                       $807,409     $540,482
                                                       ========     ========

 5. INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES

                                                              DECEMBER 31,
                                                         ----------------------
                                                           1997         1996
                                                         ---------    ---------
                                                         (DOLLARS IN THOUSANDS)
Cook Inlet PCS.........................................   $36,055      $ 8,142
Latcom Wireless Telephone Co. ("Latcom")...............    11,791        4,663
ACG Telesystems Ghana, LLC ("Ghana")...................     8,706
Icesco. Ltd ("Iceland")................................     4,002
Telcell Wireless LLC ("Georgia").......................     3,261
Other..................................................       341         (150)
                                                          -------      -------
                                                          $64,156      $12,655
                                                          =======      =======

     The Company's ownership interest in these unconsolidated affiliates range from 30% to 75%. Those ownership interests greater than 50% are temporary, therefore the entities are not consolidated. The assets, liabilities and results of operations of Cook Inlet PCS and other unconsolidated affiliates were not material to the Company during 1997 and 1996.

                          WESTERN WIRELESS CORPORATION

 6. ACCRUED LIABILITIES

                                                                  DECEMBER 31,
                                                             ----------------------
                                                                1997         1996
                                                             ----------    --------
                                                             (DOLLARS IN THOUSANDS)
Accrued payroll and benefits...............................  $   15,111    $ 11,192
Accrued interest expense...................................      17,831      10,265
Accrued taxes, other than income...........................      19,398       5,096
Final payment for acquisition..............................      15,000
Accrued interconnect charges...............................       8,149       5,261
Other......................................................      29,106       8,935
                                                             ----------    --------
                                                             $  104,595    $ 40,749
                                                             ==========    ========

 7. LONG-TERM DEBT

                                                                  DECEMBER 31,
                                                             ----------------------
                                                                1997         1996
                                                             ----------    --------
                                                             (DOLLARS IN THOUSANDS)
Credit Facility(a):
  Revolver.................................................  $  495,000
  Term Loan................................................     200,000    $200,000
10 1/2% Senior Subordinated Notes Due 2006(b)..............     200,000     200,000
10 1/2% Senior Subordinated Notes Due 2007(c)..............     200,000     200,000
PCS Vendor Facility(d).....................................     300,000     143,000
                                                             ----------    --------
                                                             $1,395,000    $743,000
                                                             ==========    ========

 (a) Credit Facility

     The Company has a credit facility with a group of banks (the "Credit Facility") pursuant to which the banks agreed to make loans to the Company, on a revolving-credit basis, in an aggregate principal amount not to exceed $750 million (the "Revolving Loans") and a term loan (the "Term Loan") of $200 million. The Revolving Loans are limited to the principal amount outstanding on December 31, 2000. The Company is required to make quarterly payments on the outstanding principal of the Revolving Loans and Term Loan beginning March 31, 2001, and June 30, 2001, respectively. These payments increase each year on the anniversary date of the initial payment, until paid in full on December 31, 2005, for the Revolving Loans and March 31, 2006, for the Term Loan. The Credit Facility also contains certain financial covenants, the most restrictive of which impose limitations on the incurrence of indebtedness.

     Any loan shall, at the option of the Company, be made as a Base Rate Advance, Eurodollar Advance or CD Rate Advance. Under the Credit Facility, interest is payable at an applicable margin in excess of the prevailing base rate. The applicable margin on the Revolving Loans is determined quarterly based on the leverage ratio of the Company, excluding certain of its subsidiaries. The applicable margin on the Term Loan is 2.5%. During 1997 and 1996, all loans under the Credit Facility had been borrowed using the Eurodollar option. The weighted average interest rate, including the appropriate applicable margin, for the years ended December 31, 1997 and 1996, was 8.22% and 7.79%, respectively. The Credit Facility also provides for an annual fee ranging from 0.25% to 0.375% on the unused commitment, payable quarterly. As of December 31, 1997 and 1996, the unused portion of the commitment under the Credit Facility was $239 million and $750 million, respectively.

                          WESTERN WIRELESS CORPORATION

 7. LONG-TERM DEBT (CONTINUED)
     The Credit Facility requires the Company to enter into interest rate swap and cap agreements to manage the interest rate exposure pertaining to borrowings under the Credit Facility. At December 31, 1997 and 1996, the Company had entered into interest rate caps and swaps with a total notional amount of $365 million and $205 million, respectively. Generally these instruments have initial terms ranging from three to 3 1/2 years and effectively convert variable rate debt to fixed rate. The weighted average interest rate under these agreements was approximately 7.40% and 6.76% at December 31, 1997 and 1996, respectively. The amount of unrealized loss attributable to changing interest rates at December 31, 1997 and 1996, was immaterial.

     The repayment of the Credit Facility is secured by, among other things, the grant of a security interest in substantially all of the assets of the Company, excluding, among other items, the capital stock and assets of the PCS subsidiaries.

     Upon execution of the Credit Facility, the Company repaid all of its outstanding indebtedness under its then existing revolving/term loan agreement (the "Previous Agreement"). The Company incurred an extraordinary loss of approximately $6.6 million in connection with the early repayment of the outstanding indebtedness under the Previous Agreement during 1995. The loss primarily consisted of the write-off of the related financing costs which had been deferred and only partially amortized.

  (b) 10 1/2% Senior Subordinated Notes Due 2006

     In May 1996, the Company issued $200 million principal amount of 10 1/2% Senior Subordinated Notes Due 2006 (the "2006 Notes") at par. The 2006 Notes mature on June 1, 2006. Interest is payable semi-annually. The 2006 Notes may be redeemed at any time at the option of the Company, in whole or from time to time in part, at varying redemption prices. The Credit Facility prohibits the repayment of all or any portion of the principal amount of the 2006 Notes prior to the repayment of all indebtedness under the Credit Facility. The 2006 Notes contain certain restrictive covenants which impose limitations on the operations and activities of the Company and certain of its subsidiaries, including the incurrence of other indebtedness, the creation of liens, the sale of assets, issuance of preferred stock of subsidiaries, and certain investments and acquisitions. The 2006 Notes are subordinate in right of payment to the Credit Facility and the PCS Vendor Facility (see item (d) below).

  (c) 10 1/2% Senior Subordinated Notes Due 2007

     In October 1996, the Company issued $200 million principal amount of 10 1/2% Senior Subordinated Notes, which will mature on February 1, 2007 (the "2007 Notes") at par. Interest is payable semi-annually commencing February 1, 1997. The 2007 Notes were issued pari passu to the 2006 Notes. As such, the 2007 Notes may be redeemed at any time at the option of the Company, in whole or from time to time in part, at varying redemption prices. The Credit Facility prohibits repayment of all or any portion of the principal amount of the 2007 Notes prior to the repayment of all indebtedness under the Credit Facility. The 2007 Notes contain certain restrictive covenants which are consistent with that of the 2006 Notes. The 2007 Notes are subordinate in right of payment to the Credit Facility and the PCS Vendor Facility.

  (d) PCS Vendor Facility

     A subsidiary of the Company has a credit facility (the "PCS Vendor Facility" formerly known as the "NORTEL Facility") with a consortium of lenders which expires on December 31, 2003. In the

                          WESTERN WIRELESS CORPORATION

 7. LONG-TERM DEBT (CONTINUED)
first quarter of 1997 this agreement was amended to increase the credit facility from $200 million to $300 million. The PCS Vendor Facility bears interest at a rate approximating the prime rate plus a margin of 1.5%, or the London Interbank Offered Rate ("LIBOR") plus a margin of 2.5%. As of December 31, 1997, all outstanding borrowings were drawn under the LIBOR rate option. The weighted average interest rate, including margin, for the years ended December 31, 1997 and 1996, was 8.20% and 8.06%, respectively. The PCS Vendor Facility contains certain financial covenants, the most restrictive of which impose a minimum cash coverage and is collateralized by substantially all of the subsidiary's assets and the stock of such subsidiary. The terms of this agreement restrict, among other things, the sale of assets, distribution of dividends or other distributions and loans by the subsidiary of the Company. Interest only payments are required through September 30, 2000. Commencing September 30, 2000, and at the end of each calendar quarter thereafter, the subsidiary is required to make payments on the principal amount outstanding under the PCS Vendor Facility in increasing quarterly installments.

     The aggregate amounts of principal maturities as of December 31, 1997, of the Company's debt are as follows (dollars in thousands):

            YEAR ENDING DECEMBER 31,
            ------------------------
1998............................................  $        0
1999............................................           0
2000............................................      30,000
2001............................................     123,000
2002............................................     170,270
Thereafter......................................   1,071,730
                                                  ----------
                                                  $1,395,000
                                                  ==========

 8. COMMITMENTS

     The Company leases various facilities, cell site locations, rights-of-way and equipment under operating lease agreements. The leases expire at various dates through the year 2027. Some leases have options to renew for additional periods up to 25 years. Certain leases require the Company to pay property taxes, insurance and normal maintenance costs. Substantially all of the Company's leases have fixed minimum lease payments.

     Future minimum payments required under operating leases and agreements that have initial or remaining noncancellable terms in excess of one year as of December 31, 1997, are summarized below (dollars in thousands):

            YEAR ENDING DECEMBER 31,
            ------------------------
1998.............................................  $ 23,758
1999.............................................    22,063
2000.............................................    20,206
2001.............................................    15,237
2002.............................................     7,580
Thereafter.......................................    26,179
                                                   --------
                                                   $115,023
                                                   ========

     Aggregate rental expense for all operating leases was approximately $28.0 million, $14.2 million and $4.8 million for the years ended December 31, 1997, 1996 and 1995, respectively.

                          WESTERN WIRELESS CORPORATION

 8. COMMITMENTS (CONTINUED)
     In order to ensure adequate supply and availability of certain inventory requirements and service needs, the Company has committed to purchase from various suppliers wireless communications equipment, handsets, and services. These agreements expire at various dates through December 2005. The aggregate amount of these commitments total approximately $401 million. At December 31, 1997, the Company has ordered approximately $246 million under all of these agreements, of which approximately $16 million is outstanding.

     In March 1998, a subsidiary of the Company entered into an agreement with a vendor to purchase $150 million of PCS equipment and services in relation to the buildout of its Seattle and Phoenix BTAs.

     The Company has various other purchase commitments for materials, supplies and other items incident to the ordinary course of business which are neither significant individually nor in the aggregate. Such commitments are not at prices in excess of current market value.

 9. INCOME TAXES

     Significant components of deferred income tax assets and liabilities are as follows :

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1997         1996
                                                              ----------    ---------
                                                              (DOLLARS IN THOUSANDS)
Deferred tax assets:
  Net operating loss carryforwards..........................  $ 228,800     $100,000
  Other temporary differences...............................     17,200       12,000
                                                              ---------     --------
          Total deferred tax assets.........................    246,000      112,000
Valuation allowance.........................................   (195,600)     (90,000)
                                                              ---------     --------
                                                                 50,400       22,000
Deferred tax liabilities:
  Property and wireless licenses basis differences..........    (50,400)     (22,000)
                                                              ---------     --------
                                                              $       0     $      0
                                                              =========     ========

     For tax purposes, the Company had available at December 31, 1997, net operating loss carryforwards for regular tax purposes of approximately $640 million which will expire in 2002 through 2012. The Company may be limited in its ability to use these carryforwards in any one year due to ownership changes that preceded the business combination that formed the Company in July 1994. The change in the valuation allowance was an increase of approximately $107 million, $56 million and $16 million in 1997, 1996 and 1995, respectively.

     Management believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realization of the net deferred tax assets. Such factors include recurring operating losses resulting primarily from the development of the Company's PCS business and expected increased competition from new entrants into the Company's existing markets. Accordingly, a valuation allowance has been provided for the net deferred tax assets of the Company.

     The difference between the statutory tax rate of approximately 40% (35% federal and 5% state, net of federal benefits) and the tax benefit of zero recorded by the Company is primarily due to the Company's full valuation allowance against its net deferred tax assets.

                          WESTERN WIRELESS CORPORATION

10. SHAREHOLDERS' EQUITY

  (a) Business combinations

     On October 31, 1997, the Company issued 1,600,000 shares of its Class A Common Stock as a portion of the consideration given to purchase the cellular business and assets of Triad (see Note 12).

     On December 29, 1995, the shareholders of the Company, Palouse Paging Inc. ("Palouse"), and Sawtooth Paging Inc. ("Sawtooth") approved the merger of Palouse and Sawtooth into wholly owned subsidiaries of the Company. During 1995, certain officers, one of whom is a director, of the Company who are also shareholders of Palouse and Sawtooth provided Palouse and Sawtooth with short-term financing. During 1996, shareholders of Palouse and Sawtooth exchanged their shares for 515,561 and 79,748 shares of the Company's common stock, respectively. Certain shareholders of Palouse and Sawtooth were also officers and non-controlling shareholders of the Company. The Company accounted for the transaction as a stock purchase and paid approximately $3.1 million and $0.3 million of outstanding debt, including the debt to shareholders noted above, of Palouse and Sawtooth, respectively.

  (b) General Cellular Corporation minority interest

     During 1995 the Company completed a cash redemption of the remaining common stock shares (the "Redemption") of General Cellular Corporation's ("GCC"'), the Company's predecessor company, common stock. As part of this Redemption, the Company issued 896,210 shares of the Company's common stock for GCC common stock in a one-for-one exchange. This redemption eliminated all minority interest positions in the equity of GCC. The cost in excess of the carrying amounts of the minority interests acquired increased licensing costs and other intangible assets by approximately $11 million during 1995.

  (c) Stock issuances

     In January 1998, the Company issued 100,000 shares of its Class A Common Stock pursuant to an Executive Restricted Stock Plan to certain key executives. The vesting of these shares are subject to certain performance thresholds as determined by the Board of Directors.

     In November 1997, the Company issued 3,888,888 shares of its Class A common stock (approximately 5% of the outstanding capital stock of the Company) to a subsidiary of Hutchison Telecommunications Limited ("HTL") for a purchase price of approximately $74 million.

     In January 1997, the Company issued 95,000 shares of its Class A Common Stock to certain key executives pursuant to an Executive Restricted Stock Plan. The vesting of these shares are subject to certain performance thresholds as determined by the Board of Directors.

     During 1996, 10,664,800 shares of common stock were issued and approximately $233.9 million in net proceeds were received by the Company under a registration statement of the Company's Class A Common Stock filed with the SEC. Prior to this, the Company sold 88,567 shares of its common stock to an officer of the Company at $11.29 per share for aggregate proceeds of approximately $1.0 million.

     In November 1995, the Board of Directors approved an increase in the number of authorized shares of the Company's common stock from 25 million to 300 million.

     During 1995, a wholly owned subsidiary issued 4,300,001 shares of Series A Preferred Stock to certain existing shareholders of the Company at $35.00 per share for aggregate proceeds of

                          WESTERN WIRELESS CORPORATION

10. SHAREHOLDERS' EQUITY (CONTINUED)
approximately $150 million, which was comprised of approximately $14 million of converted debt of shareholders and approximately $136 million in cash. The preferred stock in the subsidiary was converted into common stock of the Company on a one for 3.1 basis. Additionally, the Company sold 581,901 shares of common stock at $11.29 per share for cash during 1995 to existing shareholders.

11. STOCK-BASED COMPENSATION PLANS

     On September 20, 1994, the Board of Directors of the Company established the 1994 Management Incentive Stock Option Plan (the "MISOP") which was later amended and approved, as amended, by the shareholders of the Company on November 16, 1995. The MISOP, provides for the issuance of up to 5,890,000 shares of common stock as either Nonstatutory Stock Options or as Incentive Stock Options, the terms and conditions of which are at the discretion of the Administrator of the MISOP.

     During 1996, the Board of Directors of the Company approved the 1996 Employee Stock Purchase Plan (the "ESPP") which became effective January 1, 1997, which provides for the issuance of up to 1,000,000 shares of Class A Common Stock to eligible employees participating in the plan. The terms and conditions of eligibility under the ESPP require that an employee must have been employed by the Company or its subsidiaries for at least three months prior to participation. A participant may contribute up to 10% of their total annual compensation toward the ESPP, not to exceed the IRS contribution limit each calendar year. Shares will be offered under this ESPP at 85% of market value at each offer date. Participants are fully vested at all times.

     At December 31, 1997, 1996, and 1995 the Company has accounted for the above described MISOP and ESPP following the guidelines of APB Opinion No. 25 and related interpretations. Had compensation cost for the MISOP and the ESPP been determined based upon the fair value at the grant dates for awards under these plans consistent with the method defined in SFAS No. 123, the Company's net loss and basic loss per share would have increased to the pro forma amounts indicated below:

                                                   YEAR ENDED DECEMBER 31,
                                        ----------------------------------------------
                                            1997             1996             1995
                                        -------------    -------------    ------------
                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net loss:
  As reported.........................    $(265,534)       $(130,105)       $(55,954)
  Pro forma...........................    $(271,745)       $(134,255)       $(57,388)
Basic and diluted loss per share:
  As reported.........................    $   (3.76)       $   (2.00)       $  (0.99)
  Pro forma...........................    $   (3.84)       $   (2.06)       $  (1.02)

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model using the following weighted-average assumptions:

                                                        1997    1996    1995
                                                        ----    ----    ----
Weighted average risk free interest rates.............  6.28%   6.33%   6.30%
Expected dividend yield...............................     0%      0%      0%
Expected volatility...................................    50%     50%      0%
Expected lives (in years).............................   7.5     7.5     7.5

                          WESTERN WIRELESS CORPORATION

11. STOCK-BASED COMPENSATION PLANS (CONTINUED)
     The Black-Scholes option-pricing model requires the input of highly subjective assumptions and does not necessarily provide a reliable measure of fair value.

     Options granted, exercised and canceled under the above MISOP are summarized as follows :

                                              YEAR ENDED DECEMBER 31,
                           --------------------------------------------------------------
                                  1997                  1996                  1995
                           ------------------    ------------------    ------------------
                                     WEIGHTED              WEIGHTED              WEIGHTED
                                     AVERAGE               AVERAGE               AVERAGE
                           SHARES     PRICE      SHARES     PRICE      SHARES     PRICE
                           ------    --------    ------    --------    ------    --------
                                     (IN THOUSANDS, EXCEPT PRICING INFORMATION)
Outstanding, beginning of
  period.................  4,165      $ 9.66     3,538      $ 8.02     2,182      $ 5.15
Options granted..........     18      $14.65     1,139      $12.54     1,453      $12.15
Options exercised........   (269)     $ 4.85      (384)     $ 2.28       (39)     $ 2.02
Options canceled.........   (203)     $13.12      (128)     $12.06       (58)     $ 7.73
                           -----                 -----                 -----
Outstanding, end of the
  period.................  3,711      $ 9.79     4,165      $ 9.65     3,538      $ 8.02
                           =====                 =====                 =====
Exercisable, end of
  period.................  2,384      $ 8.23     1,877      $ 6.36     1,582      $ 3.69

     The weighted average fair value of stock options granted for the years ended 1997 and 1996 was $9.34 and $9.79, respectively.

     The following table summarizes information about fixed price stock options outstanding at December 31, 1997:

                   (IN THOUSANDS, EXCEPT PRICING INFORMATION)

                                OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                  -----------------------------------------------   ----------------------
                                    WEIGHTED                                      WEIGHTED
                                    AVERAGE           WEIGHTED                    AVERAGE
   RANGE OF         NUMBER         REMAINING          AVERAGE         NUMBER      EXERCISE
EXERCISE PRICES   OUTSTANDING   CONTRACTUAL LIFE   EXERCISE PRICE   EXERCISABLE    PRICE
---------------   -----------   ----------------   --------------   -----------   --------
$ 1.10 - $ 4.03        891          5 years            $ 2.61            849       $ 2.69
$ 9.68 - $ 9.68        660          7 years            $ 9.68            660       $ 9.68
$11.29 - $12.90      1,263          8 years            $12.04            653       $12.06
$13.73 - $16.13        897          9 years            $13.84            222       $13.83
---------------      -----          -------            ------          -----       ------
$ 1.10 - $16.13      3,711          7 years            $ 9.79          2,384       $ 8.23
                     =====                                             =====

12. ACQUISITIONS

     On October 31, 1997, the Company consummated the purchase of the cellular business and assets of Triad in the RSAs designated as Texas 1, 2, 4, and 5, Utah 3, 4 and 6, Oklahoma 7 and 8 and Minnesota 7, 8 and 9, for an aggregate purchase price of (i) approximately $194.5 million, plus (ii) 1,600,000 shares of the Company's Class A Common Stock. The transaction was accounted for using the purchase method of accounting. In accordance with its agreement with Triad, the Company filed a shelf Registration Statement on Form S-3 covering future resales of such shares. The Company also acquired from Triad certain D and E Block PCS licenses for an aggregate purchase price of approximately $4.6 million, such amount being the aggregate amount Triad paid the FCC in its successful bids for such licenses in the FCC's auction of such licenses.

                          WESTERN WIRELESS CORPORATION

12. ACQUISITIONS (CONTINUED)
     During 1996 and 1995 the Company acquired six cellular RSAs and one cellular MSA throughout the western United States, respectively. The aggregate cash paid for these transactions was $35.6 million and $38.6 million, in 1996 and 1995, respectively. All of these transactions were accounted for using the purchase method of accounting. Six of the transactions were asset purchases while one was a stock purchase in which the Company issued 217,000 shares of common stock at $11.29 per share. Substantially all of the purchase price of each acquisition was allocated to licensing costs.

     In June 1996, the Company purchased a Denver MTA PCS wireless license for $66.1 million. This transaction was accounted for as an asset purchase.

  Exchanges

     In July 1995, the Company exchanged its cellular assets in certain Minnesota markets, its ownership interests in three other markets and $3.0 million in cash for the cellular assets and license of the Lubbock, TX MSA market. There was no gain or loss recognized on the transaction.

13. SEGMENT INFORMATION

     The Company's operations are classified into two principal reportable segments: cellular and PCS. The Company provides cellular services in rural markets and provides PCS services in urban markets, both in the western United States. The type of service provided in each segment is similar, although PCS generally offers more features. Certain centralized costs and assets benefit all of the Company's operations. These items are allocated to the segments in a manner which reflects management's judgment as to the nature of the activity causing those items to be incurred.

                          WESTERN WIRELESS CORPORATION

13. SEGMENT INFORMATION (CONTINUED)

                                            CELLULAR        PCS          OTHER
                                           OPERATIONS    OPERATIONS    OPERATIONS    CONSOLIDATED
                                           ----------    ----------    ----------    ------------
                                                           (DOLLARS IN THOUSANDS)
Year Ended December 31, 1997
  Total revenues.........................   $302,848     $  77,730                    $  380,578
  Interest expense.......................   $ 41,406     $  57,558                    $   98,964
  Depreciation and amortization
     expense.............................   $ 66,595     $  66,875                    $  133,470
  Operating income (loss)................   $ 37,280     $(196,941)                   $ (159,661)
  Total capital expenditures.............   $ 54,318     $ 264,432                    $  318,750
     Total assets........................   $866,805     $ 822,291      $30,877       $1,719,973
Year Ended December 31, 1996
  Total revenues.........................   $225,546     $  17,539                    $  243,085
  Interest expense.......................   $ 41,083     $   3,607                    $   44,690
  Depreciation and amortization
     expense.............................   $ 65,346     $  14,395                    $   79,741
  Operating income (loss)................   $ (5,057)    $ (81,829)                   $  (86,886)
  Total capital expenditures.............   $ 98,953     $ 234,362                    $  333,315
     Total assets........................   $622,197     $ 614,127      $ 5,379       $1,241,703
Year Ended December 31, 1995
  Total revenues.........................   $146,555                                  $  146,555
  Interest expense.......................   $ 25,388     $      40                    $   25,428
  Depreciation and amortization
     expense.............................   $ 49,187     $     269                    $   49,456
  Operating income (loss)................   $(20,258)    $  (3,677)                   $  (23,935)
  Total capital expenditures.............   $ 62,573     $  16,891                    $   79,464
     Total assets........................   $465,193     $ 193,810      $    25       $  659,028

14. SELECTED QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

     Selected quarterly consolidated financial information for the years ended December 31, 1997 and 1996 is as follows:

                                                                                  BASIC LOSS
                                              TOTAL      OPERATING                PER COMMON
               QUARTER ENDED                 REVENUES      LOSS       NET LOSS      SHARE
               -------------                 --------    ---------    --------    ----------
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
March 31, 1997.............................  $ 71,560    $(37,391)    $(55,173)     $(0.79)
June 30, 1997..............................  $ 90,642    $(45,269)    $(70,025)     $(1.00)
September 30, 1997.........................  $104,994    $(38,233)    $(68,043)     $(0.97)
December 31, 1997..........................  $113,382    $(38,768)    $(72,293)     $(0.99)

March 31, 1996.............................  $ 46,035    $(10,505)    $(18,574)     $(0.31)
June 30, 1996..............................  $ 58,569    $(13,158)    $(21,596)     $(0.35)
September 30, 1996.........................  $ 67,339    $(27,489)    $(38,605)     $(0.56)
December 31, 1996..........................  $ 71,142    $(35,734)    $(51,330)     $(0.74)

15. RELATED PARTY TRANSACTIONS

     In connection with the 2006 Notes and equity offerings during the second quarter of 1996, the Company paid total underwriting fees of approximately $23.3 million. In connection with the 2007 Notes during the third quarter of 1996, the Company paid total underwriting fees of approximately

                          WESTERN WIRELESS CORPORATION

15. RELATED PARTY TRANSACTIONS (CONTINUED)
$5.5 million. Goldman, Sachs & Co., an affiliate of a shareholder of the Company, was the lead underwriter on each offering.

16. HUTCHISON TRANSACTION

     In addition to the shares issued by the Company to a subsidiary of HTL (as discussed in Note 10) during the fourth quarter of 1997, the Company and its subsidiary, Western PCS Corporation ("Western PCS"), entered into an agreement with HTL and another subsidiary of HTL (the "HTL Sub") pursuant to which the HTL Sub agreed to purchase 19.9% of Western PCS for an aggregate purchase price of $248.4 million. In the first quarter of 1998, this purchase received a favorable declaratory ruling by the FCC granting a waiver from the indirect foreign ownership restrictions under the Communications Act of 1934, as amended; and the expiration or early termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended has passed. The Company and Western PCS have amended certain outstanding financing agreements to which they are subject, and unless otherwise agreed to by HTL Sub and the Company, neither the Company nor Western PCS shall have any liability regarding any indebtedness of the other. The HTL Sub has designated two directors to a ten person Board of Directors of Western PCS who have certain rights with respect to certain transactions and actions of Western PCS. Western PCS and the Company received $248.4 million in February 1998 upon closing of this transaction.

                          WESTERN WIRELESS CORPORATION

                 SCHEDULE I -- CONDENSED FINANCIAL INFORMATION
                             (PARENT COMPANY ONLY)

                                 BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                                 AS OF DECEMBER 31,
                                                              ------------------------
                                                                 1997          1996
                                                              ----------    ----------
Current assets:
  Cash and cash equivalents.................................  $   15,177    $   49,762
  Accounts receivable, net of allowance for doubtful
     accounts of $8,725 and $3,580, respectively............      47,082        24,356
  Inventory.................................................      19,794        14,324
  Prepaid expenses and other current assets.................      26,264        11,907
  Deposit held by FCC.......................................                    25,000
                                                              ----------    ----------
          Total current assets..............................     108,317       125,349
Property and equipment, net of accumulated depreciation of
  $175,753 and $98,974, respectively........................     471,646       367,668
Licensing costs and other intangible assets, net of
  accumulated amortization of $68,086 and $53,951,
  respectively..............................................     651,538       386,163
Investments in and advances to affiliates...................     157,320       162,986
Other assets................................................      10,527           159
                                                              ----------    ----------
                                                              $1,399,348    $1,042,325
                                                              ==========    ==========

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................  $    9,973    $    4,238
  Accrued liabilities.......................................      88,227        35,448
  Construction accounts payable.............................      11,720        48,390
                                                              ----------    ----------
     Total current liabilities..............................     109,920        88,076
                                                              ----------    ----------
Long-term debt..............................................   1,095,000       600,000
                                                              ----------    ----------
Shareholders' equity:
  Preferred stock, no par value, 50,000,000 shares
     authorized; no shares issued and outstanding
  Common stock, no par value, 300,000,000 shares authorized;
     Class A, 22,201,336 and 14,540,691 shares issued and
     outstanding and; Class B, 53,431,163 and 55,239,157
     shares issued and outstanding, respectively............     675,036       569,278
Deferred compensation.......................................        (845)         (800)
Deficit.....................................................    (479,763)     (214,229)
                                                              ----------    ----------
          Total shareholders' equity........................     194,428       354,249
                                                              ----------    ----------
                                                              $1,399,348    $1,042,325
                                                              ==========    ==========

                  See notes to condensed financial information

                          WESTERN WIRELESS CORPORATION

                 SCHEDULE I -- CONDENSED FINANCIAL INFORMATION
                             (PARENT COMPANY ONLY)

                            STATEMENTS OF OPERATIONS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                          FOR THE YEAR ENDED DECEMBER 31,
                                                      ---------------------------------------
                                                         1997          1996          1995
                                                      -----------   -----------   -----------
Revenues:
  Subscriber revenues...............................  $   257,397   $   175,354   $   105,430
  Roamer revenues...................................       39,793        34,065        29,660
  Equipment sales and other revenues................       23,569        18,674        11,465
                                                      -----------   -----------   -----------
          Total revenues............................      320,759       228,093       146,555
                                                      -----------   -----------   -----------
Operating expenses:
  Cost of service...................................       62,384        43,914        27,686
  Cost of equipment sales...........................       42,596        29,414        20,705
  General and administrative........................       79,893        53,355        29,057
  Sales and marketing...............................       80,267        60,394        41,053
  Depreciation and amortization.....................       93,207        69,869        49,311
                                                      -----------   -----------   -----------
          Total operating expenses..................      358,347       256,946       167,812
                                                      -----------   -----------   -----------
Operating loss......................................      (37,588)      (28,853)      (21,257)
                                                      -----------   -----------   -----------
Other income (expense):
  Interest and financing expense, net...............      (71,999)      (42,786)      (25,388)
  Equity in net loss of affiliates..................     (160,092)      (60,841)       (2,954)
  Other, net........................................        4,145         2,375           290
                                                      -----------   -----------   -----------
          Total other income (expense)..............     (227,946)     (101,252)      (28,052)
                                                      -----------   -----------   -----------
Loss before extraordinary item......................     (265,534)     (130,105)      (49,309)
Extraordinary loss on early extinguishment of
  debt..............................................                                   (6,645)
                                                      -----------   -----------   -----------
       Net loss.....................................  $  (265,534)  $  (130,105)  $   (55,954)
                                                      ===========   ===========   ===========
Basic loss per common share before extraordinary
  item..............................................  $     (3.76)  $     (2.00)  $     (0.87)
Per common share effect of extraordinary item.......                                    (0.12)
                                                      -----------   -----------   -----------
Basic loss per common share.........................  $     (3.76)  $     (2.00)  $     (0.99)
                                                      ===========   ===========   ===========
Weighted average common shares used in computing
  basic loss per common share.......................   70,692,000    65,196,000    56,470,000
                                                      ===========   ===========   ===========

                  See notes to condensed financial information

                          WESTERN WIRELESS CORPORATION

                 SCHEDULE I -- CONDENSED FINANCIAL INFORMATION
                             (PARENT COMPANY ONLY)

                            STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                          FOR THE YEAR ENDED DECEMBER 31,
                                                         ---------------------------------
                                                           1997        1996        1995
                                                         ---------   ---------   ---------
Operating activities:
  Net loss.............................................  $(265,534)  $(130,105)  $ (55,954)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation and amortization.....................     93,207      69,869      49,311
     Extraordinary loss on early extinguishment of
       debt............................................                              6,645
     Employee equity compensation......................      1,835       1,029
     Equity in net loss of unconsolidated affiliates...    160,092      60,841       2,954
     Other, net........................................      4,476       3,049         864
     Changes in operating assets and liabilities, net
       of effects from consolidating acquired
       interests:
       Accounts receivable, net........................    (19,903)     (5,707)     (5,748)
       Inventory.......................................     (4,664)     (8,679)       (239)
       Prepaid expenses and other current assets.......    (14,863)     (9,668)        307
       Accounts payable................................      3,531      (3,448)       (937)
       Accrued liabilities.............................     43,844      14,655       5,551
       Other assets....................................       (323)
                                                         ---------   ---------   ---------
     Net cash provided by(used in) operating
       activities......................................      1,698      (8,164)      2,754
                                                         ---------   ---------   ---------
Investing activities:
  Purchase of property and equipment...................   (169,184)   (208,087)    (66,292)
  Additions to licensing costs and other intangible
     assets............................................    (66,771)     (8,210)    (60,304)
  Acquisition of wireless properties, net of cash
     acquired..........................................   (195,790)    (40,180)    (60,700)
  Investments in and advances to unconsolidated
     affiliates........................................   (172,469)   (136,514)    (13,826)
  Purchase of subsidiary stock, including fees.........                             (5,842)
  Deposit held by FCC..................................                (23,500)     (1,500)
  Refund of deposit held by FCC........................      7,749
  Other assets.........................................    (10,194)       (880)        880
                                                         ---------   ---------   ---------
     Net cash used in investing activities.............   (606,659)   (417,371)   (207,584)
                                                         ---------   ---------   ---------
Financing activities:
  Proceeds from issuance of common stock, net..........     75,376     235,603      66,236
  Additions to long-term debt..........................    565,000     763,000     425,000
  Payment of debt......................................    (70,000)   (512,722)   (277,015)
  Deferred financing costs.............................                (19,149)    (12,455)
  Loans from shareholders..............................                              3,842
                                                         ---------   ---------   ---------
     Net cash provided by financing activities.........    570,376     466,732     205,608
                                                         ---------   ---------   ---------
Change in cash and cash equivalents....................    (34,585)     41,197         778
Cash and cash equivalents, beginning of year...........     49,762       8,565       7,787
                                                         ---------   ---------   ---------
Cash and cash equivalents, end of year.................  $  15,177   $  49,762   $   8,565
                                                         =========   =========   =========

                  See notes to condensed financial information

                          WESTERN WIRELESS CORPORATION

                 SCHEDULE I -- CONDENSED FINANCIAL INFORMATION
                             (PARENT COMPANY ONLY)

                    NOTES TO CONDENSED FINANCIAL INFORMATION

     This Schedule I and the related notes should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

1. BASIS OF PRESENTATION

     The condensed financial information presented in Schedule I represents the balance sheet, statements of operations and cash flows of the Company as if the subsidiary that is restricted under the PCS Vendor Facility was an unconsolidated entity. The Company less this subsidiary is referred to as "Parent Company Only" in Schedule I. The Company's ownership in such subsidiary has been reflected in this condensed financial information as if the investment was accounted for using the equity method.

 2. LONG TERM DEBT MATURITIES

     The aggregate amounts of principal maturities as of December 31, 1997, of the Company's debt excluding the PCS Vendor Facility are as follows (dollars in thousands):

            YEAR ENDING DECEMBER 31,
            ------------------------
1998............................................  $        0
1999............................................           0
2000............................................           0
2001............................................      51,000
2002............................................      76,250
Thereafter......................................     967,750
                                                  ----------
                                                  $1,095,000
                                                  ==========

                          WESTERN WIRELESS CORPORATION

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

              ACCOUNTS RECEIVABLE ALLOWANCE FOR DOUBTFUL ACCOUNTS
                             (DOLLARS IN THOUSANDS)

                                    BALANCE AT   CHARGED TO     CHARGED
                                    BEGINNING    COSTS AND     TO OTHER                      BALANCE AT
           DESCRIPTION              OF PERIOD     EXPENSES    ACCOUNTS(1)   DEDUCTIONS(2)   END OF PERIOD
           -----------              ----------   ----------   -----------   -------------   -------------
Year ended December 31, 1997......    $4,266      $16,442       $1,121        $(11,898)        $9,931
                                      ======      =======       ======        ========         ======
Year ended December 31, 1996......    $2,800      $ 9,091       $ (624)       $ (7,001)        $4,266
                                      ======      =======       ======        ========         ======
Year ended December 31, 1995......    $1,772      $ 4,558       $  892        $ (4,422)        $2,800
                                      ======      =======       ======        ========         ======

---------------
(1) Represents market acquisitions and dispositions, late fees and net fraud credits given to customers.

(2) Write-offs, net of bad debt recovery.

                                    UNDERWRITING

     Subject to the terms and conditions of the U.S. Underwriting Agreement, the Selling Shareholders have agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters, for whom Goldman, Sachs & Co., Donaldson, Lufkin & Jenrette Securities Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Smith Barney Inc. are acting as representatives, has severally agreed to purchase from the Selling Shareholders, the respective number of shares of Class A Common Stock set forth opposite its name below:

                                                          NUMBER OF SHARES OF
                    U.S. UNDERWRITER                      CLASS A COMMON STOCK
                    ----------------                      --------------------
Goldman, Sachs & Co.....................................
Donaldson, Lufkin & Jenrette Securities Corporation.....
Merrill Lynch, Pierce, Fenner & Smith Incorporated......
Smith Barney Inc. ......................................

                                                               ---------
          Total.........................................       9,500,000
                                                               =========

     Under the terms and conditions of the U.S. Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The U.S. Underwriters propose to offer the shares of Class A Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at
such price less a concession of $     per share. The U.S. Underwriters may
allow, and such dealers may reallow, a concession not in excess of $     per
share to certain brokers and dealers. After the shares of Class A Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     The Company has and the Selling Shareholders have entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the international offering (the "International Underwriters") providing for the concurrent offer and sale of 1,500,000 shares of Class A Common Stock in the international offering outside the United States. The initial public offering price and aggregate underwriting discounts and commissions per share for the Offerings are identical. The closing of the offering made hereby is a condition to the closing of the international offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International, Donaldson, Lufkin & Jenrette International, Merrill Lynch International and Salomon Smith Barney International.

     Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between Syndicates") relating to the Offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares offered hereby, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed pursuant to the Agreement Between Syndicates that, as a part of the distribution of the shares offered as a part of the international offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Class A Common Stock (a) in the United States or to any U.S. persons or (b) to any persons whom it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

     Pursuant to the Agreement Between Syndicates, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Class A Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

     Certain Selling Shareholders have granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 1,425,000 additional shares of Class A Common Stock solely to cover over-allotments, if any, at the initial public offering price less the underwriting discount, as set forth on the cover page of this Prospectus. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 9,500,000 shares of Class A Common Stock offered hereby. The U.S. Underwriters may exercise such option only to cover over-allotments in connection with the sale of the 9,500,000 shares of Class A Common Stock offered hereby. Certain Selling Shareholders have granted the International Underwriters a similar option to purchase up to an aggregate of 225,000 additional shares of Class A Common Stock.

     The Company, the Selling Shareholders, the Company's executive officers and directors and certain other shareholders of the Company have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 90 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than, with respect to the Company, pursuant to employee stock option plans existing on, or upon the conversion of exchange of convertible or exchangeable securities outstanding as of, the date of this Prospectus) that are substantially similar to the shares of Class A Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of Class A Common Stock, without the prior written consent of the representatives of the U.S. Underwriters, except for the shares of Class A Common Stock offered in connection with the concurrent U.S. and international offerings and certain gift transactions.

     This Prospectus may be used by underwriters and dealers in connection with offers and sales of the Class A Common Stock to persons located in the United States.

     The Class A Common Stock is listed on the Nasdaq Stock Market under the symbol "WWCA."

     Settlement for the Class A Common Stock will be made in immediately available funds, and all secondary trading will settle in immediately available funds.

     In connection with the Offerings, the Underwriters may purchase and sell the Class A Common Stock in the open market. These transactions may include over-allotment and stablizing transactions and purchases to cover syndicate short positions created in connection with the Offerings. Stablizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Class A Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares than they are required to purchase from the Selling Shareholders in the Offerings. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Class A Common Stock sold in the Offerings for their account may be reclaimed by the syndicate if such shares are repurchased by the syndicate in stablizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Class A Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     Under Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"), the Company may be deemed to be an affiliate of Goldman Sachs. The Offerings are being conducted in accordance with the requirements of Rule 2720. The Underwriters may not confirm sales to any accounts over which they exercise discretionary authority without the prior specific written approval of the customer.


     An affiliate of Toronto Dominion Securities (USA) Inc. is the managing agent of a credit facility of the Company with a consortium of lenders. Another affiliate of Toronto Dominion Securities (USA) Inc., Toronto Dominion Capital (U.S.A.) Inc., owns less than 1% of the Company's Class A Common Stock.


     The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

======================================================

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Information
  by Reference........................    3
Prospectus Summary....................    4
Risk Factors..........................   11
Use of Proceeds.......................   19
Capitalization........................   20
Price Range of Class A Common Stock
  and Dividend Policy.................   21
Selected Consolidated Financial
  Data................................   22
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   24
Business..............................   31
Principal and Selling Shareholders....   53
Description of Capital Stock..........   56
Validity of Class A Common Stock......   58
Experts...............................   58
Financial Statements..................  F-1
Underwriting..........................  U-1

======================================================
======================================================

                               11,000,000 SHARES

                                WESTERN WIRELESS
                                  CORPORATION

                              CLASS A COMMON STOCK
                            (NO PAR VALUE PER SHARE)
                            ------------------------

                                      LOGO

                            ------------------------

                              GOLDMAN, SACHS & CO.
                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                              MERRILL LYNCH & CO.
                              SALOMON SMITH BARNEY
                      REPRESENTATIVES OF THE UNDERWRITERS

======================================================

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses relating to the registration of Shares will be borne by the registrant, with the exception that approximately one-third of the estimated legal fees will be borne by the Selling Shareholders. Such expenses are estimated to be as follows:

Registration Fee -- Securities and Exchange Commission......  $ 83,143
Accountants' Fees...........................................  $ 10,000
Legal Fees..................................................  $ 75,000
Miscellaneous...............................................  $ 16,857
                                                              --------
          Total.............................................  $185,000
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 23B.08.510 of the Revised Code of Washington authorizes Washington corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director. The Company's Articles of Incorporation and Bylaws require indemnification of the Company's officers and directors to the fullest extent permitted by Washington law. The Company also maintains directors' and officers' liability insurance.

     The Company's By-laws and Articles of Incorporation provide that the Company shall, to the full extent permitted by the Washington Business Corporation Act (the "Washington Business Act") of the State of Washington, as amended from time to time, indemnify all directors and officers of the Company. In addition, the Company's Articles of Incorporation contains a provision eliminating the personal liability of directors to the Company or its shareholders for monetary damages arising out of a breach of fiduciary duty. Under Washington law, this provision eliminates the liability of a director for breach of fiduciary duty but does not eliminate the personal liability of any director for (i) acts or omissions of a director that involve intentional misconduct or a knowing violation of law, (ii) conduct in violation of Section 23B.08.310 of the Revised Code of Washington (which section relates to unlawful distributions) or (iii) any transaction from which a director personally received a benefit in money, property or services to which the director was not legally entitled.

     The Company has entered into separate indemnification agreements with each of its directors and executive officers.

ITEM 16. LIST OF EXHIBITS

     The Exhibits to this registration statement are listed in the Index to Exhibits on page II-4.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) For purposes of determining any liability under the 1933 Act, each filing of the registrant's annual report pursuant to Section 13(a) or
     Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the

     Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized on this 30th day of April, 1998.


                                          WESTERN WIRELESS CORPORATION

                                          By:      /s/ ALAN R. BENDER
                                            ------------------------------------
                                                       Alan R. Bender
                                               Senior Vice President, General
                                                           Counsel


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed below on April 30, 1998 by the following persons in the capacities indicated.


                 SIGNATURES                                        TITLE
                 ----------                                        -----

            /s/ JOHN W. STANTON                 Chairman, Chief Executive Officer and
--------------------------------------------    Director (Principal Executive Officer)
              John W. Stanton

             /s/ DONALD GUTHRIE                 Vice Chairman and Chief Financial Officer
--------------------------------------------    (Principal Financial Officer)
               Donald Guthrie

            /s/ PATRICIA MILLER                 Controller and Principal Accounting Officer
--------------------------------------------
              Patricia Miller

                     *                          Director
--------------------------------------------
             John L Bunce, Jr.

                     *                          Director
--------------------------------------------
             Mitchell R. Cohen

                     *                          Director
--------------------------------------------
              Daniel J. Evans

                     *                          Director
--------------------------------------------
             Jonathan M. Nelson

                     *                          Director
--------------------------------------------
             Terence M. O'Toole

          *By: /s/ ALAN R. BENDER
--------------------------------------------
               Alan R. Bender
              Attorney-in-Fact

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
  1.1(1)       Form of U.S. Underwriting Agreement
  4.1(2)       Amended and Restated Articles of Incorporation of Western
               Wireless Corporation
  4.2(2)       Bylaws of Western Wireless Corporation
  4.3          Supplemental Indenture dated April 8, 1998 between Western
               Wireless Corporation and Harris Trust Company of California,
               relating to the 10 1/2% Senior Subordinated Notes Due 2007.
  4.4          Supplemental Indenture dated April 8, 1998 between Western
               Wireless Corporation and Harris Trust Company of California,
               relating to the 10 1/2% Senior Subordinated Notes Due 2006.
  5.1(1)       Opinion of Preston Gates & Ellis LLP regarding legality of shares
 23.1(1)       Consent of Arthur Andersen LLP
 23.2(1)       Consent of Preston Gates & Ellis LLP (contained in Exhibit
               5.1)


---------------
(1) Previously filed.

(2) Incorporated herein by reference to the exhibit filed with the Company's Registration Statement on Form S-1 (Commission File No. 333-2432).